12/12

07028978

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saab AB

*CURRENT ADDRESS SE-581 88 Linköping Sweden

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

FILE NO. 82- 35149

FISCAL YEAR 12/31/06

* Complete for initial submissions only ** Please note name and address changes

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DAT : 1/16/08



ANNUAL REPORT 2006

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security.

In 2006, Saab's sales rose by 9 percent to SEK 21 billion.

Earnings per share amounted to SEK 11.91 (10.89).

SAAB

2006 was a strong year for Saab

Sales were the highest ever and operating income rose to SEK 1.7 billion. In the last five years Saab has increased sales by an average of 6 percent per year in line with the long-term growth target of 5 percent.

Saab's challenge in the years ahead is to continue to grow internationally with good profitability and consistently offer world-leading products and services in future growth markets.

We will do so by further strengthening our ability to develop and integrate advanced technology and thereby enhance our customers' ability to perform their roles in society.

Contents

This is Saab's Annual Report for 2006. Saab's legal annual report is comprised by pages 26–107. These pages have been reviewed by the company's auditors in accordance with the auditors' report on page 106.

A more general description of Saab and the company's development is provided in **Annual Review 2006**, which can be ordered at www.saabgroup.com or by telephone +46-13-16 92 08.

This symbol indicates that more information on the section in question can be found at www.saabgroup.com.

Saab in brief

IMPORTANT EVENTS IN 2006

- Acquisition of Ericsson Microwave Systems (now Saab Microwave Systems), giving Saab a world-leading position in radar and sensor operations
- Contract to supply an airborne surveillance system to Pakistan worth SEK 8.3 billion
- Contract to supply the surface-to-surface missile RBS15 Mk3 to Poland valued at just over SEK 1 billion
- Swedish order for the continued development of the Gripen system worth SEK 1 billion
- Creation of a new aerostructures company with 600 employees together with Denel of South Africa
- Acquisition of Maersk Data Defence in Denmark
- Sale of Saab Metech AB with a capital gain of SEK 180 m.
- Contract on multinational cooperation to develop next-generation radar system
- Ten-year contract for signature management with U.S. Army

KEY FINANCIAL RATIOS	2006	2005
Sales, SEK m.	21,063	19,314
Operating income, SEK m.	1,745	1,652
Operating margin,	8.3	8.6
Income after financial items, SEK m.	1,693	1,551
Net income, SEK m.	1,347	1,199
Earnings per share, SEK	11.91	10.89
Dividend per share, SEK[1]	4.25	4.00
Return on shareholders' equity, %	13.8	13.5
Equity/assets ratio, %	30.6	31.0
Order bookings, SEK m	27,575	17,512
Order backlog at year-end, SEK m.	51,099	42,198
Research and development, SEK m.	3,537	3,546
No. of employees at year-end	13,577	12,830
Share of women, %	21.3	21.7
University-educated, %	38.6	40.2
Absenteeism, %	2.9	3.4

[1] 2006 Board proposal.

DEFINITIONS OF KEY RATIOS

Earnings per share: Net income attributable to Parent Company shareholders' interest divided by average number of shares.

Return on equity: Net income for the year as a percentage of average shareholders' equity.

Equity/assets ratio: Shareholders' equity in relation to total assets.


Sales
Revenue (SEK m.)
Growth (%)
SEK m.
%
25,000
20,000
15,000
10,000
5,000
0
10
8
6
4
2
0
2002
2003
2004
2005
2006


Operating income
Income (SEK m.)
Margin (%)
SEK m.
%
2,500
2,000
1,500
1,000
500
0
10
8
6
4
2
0
2002
2003
2004
2005
2006


Earnings and dividend per share
Earnings
Dividend
SEK
10
8
6
4
2
0
2002
2003
2004
2005
2006

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security.

Saab's operations are focused on three strategic business segments: Defence and Security Solutions, Systems and Products, and Aeronautics.

Defence and Security Solutions

Saab is a leader in advanced command and control and communication systems for military and civilian applications. The segment also comprises a wide range of integration services, integrated support and logistical solutions, and sophisticated consulting services.

DEFENCE AND SECURITY SOLUTIONS	2006	2005
Sales, SEK m.	8,028	6,303
EBIT before structural costs, SEK m.	933	679
Operating margin, %	11.6	10.8
Order bookings, SEK m.	16,415	7,648
Order backlog at year-end, SEK m.	13,654	5,300

Systems and Products

Saab offers world-leading systems, products and components for defence, aviation, space and civil security. Also included in the segment are long-term maintenance and operational services for the systems it has delivered.

SYSTEMS AND PRODUCTS	2006	2005
Sales, SEK m.	8,580	7,397
EBIT before structural costs, SEK m.	876	862
Operating margin, %	10.2	11.7
Order bookings, SEK m.	7,691	6,726
Order backlog at year-end, SEK m.	18,950	16,325

Aeronautics

Saab's extensive military and civilian aeronautics operations are dominated by the Gripen program but also include the unmanned aerial vehicles (UAV) of the future. In civilian operations, Saab is a supplier of structures and subsystems to the aircraft manufacturers Airbus and Boeing.

AERONAUTICS	2006	2005
Sales, SEK m.	6,010	6,775
EBIT before structural costs, SEK m.	281	271
Operating margin, %	4.7	4.0
Order bookings, SEK m.	4,956	3,603
Order backlog at year-end, SEK m.	20,440	21,970

Saab's five largest shareholders

As of December 31, 2006 according to Swedish Central Securities Depository	No. of share thousands	% of capital	% of votes
BAE Systems, UK	22,332	20.5%	20.3%
Investor	21,612	19.8%	38.0%
Wallenberg-stiftelser	9,469	8.7%	6.1%
AMF Pension fonder	9,452	8.7%	6.1%
Swedbank Robur fonder	5,118	4.7%	3.3%


The Saab share 2006
SEK
210
200
190
180
170
160
50
40
30
20
10

A strong year sets the stage for the future

Saab's positive development continues, and 2006 was one of our most successful years ever.

Success was achieved in several important areas. We are growing and profitability remains good. At the same time, the share of sales from markets outside Sweden is on the rise. Organic growth during the year was 3 percent, and total growth was 9 percent. Saab's acquisition strategy has successfully resulted in several structurally important deals. The largest was Ericsson Microwave Systems, an acquisition that strengthens our position in several strategically critical areas and adds world-leading competence and products in the field of sensors. The acquisition of Maersk Data Defence further consolidates our market position in communication and command & control systems and gives us a strong foothold in Denmark. During the year, we also began the establishment of a new unit in South Africa in co-operation with Denel. With these acquisitions, we have strengthened our positions in our most important home markets: the Nordic region and South Africa.

We reported good order bookings in 2006. In June, Pakistan confirmed the very important order for an airborne surveillance system that has attracted great interest in several other countries as well, reaffirming its strong future potential.

The Swedish Air Force ordered a major upgrade of Gripen, Saab consolidated its world-leading position in advanced camouflage with a ten-year contract from the U.S. Army, and Poland followed Germany as the second NATO member to order the latest version of the surface-to-surface missile RBS15, just to name a few of our more important orders.

As a whole, Saab's order backlog rose to a new record, SEK 51 billion.

Success creates flexibility

We can certainly be proud of our success. It gives us the flexibility we need to take on the challenges that lie ahead.

We will continue to grow with good profitability. This will create the development resources we need to remain a world-leading company. In-house research and development is extremely important; we must further develop our unique expertise so that we can continue to develop leading products. World-class knowledge and competencies also make us an attractive partner in major international development projects, which we expect will become even more important moving forward.

Our efforts to be more efficient and improve our profitability have therefore been intensified. We are now working with several different programs aimed at higher cost efficiency, better follow-ups and leaner, more uniform processes.

Internationalisation remains a priority

Saab's transformation to an increasingly international company is continuing. This poses both cultural and professional challenges. New, broader-based customer contacts in a growing international market encourage us to change the way we work and how we are organised. As our share of employees outside Sweden rises, there is also a growing need for uniformity, quick reporting channels and a business model that helps us to remain an innovative and flexible company. I am convinced that we can handle the challenge in the right way and that Saab will remain successful in its growth and internationalisation.



Åke Svensson
President and CEO

Strengthening our market position

With our profitability and world-leading products as a base, Saab will continue to grow sales through aggressive, continuous marketing efforts. For example, we will utilize our expertise in systems development to secure major new commitments and, particularly in our home markets, to be a leader in integrating complex systems.

The export of the Gripen fighter is critical to Saab. More export orders give us the opportunity to further develop the Gripen system long-term. We have noted growing interest from our neighbours, Denmark and Norway, as well as from several countries in Eastern and Central Europe.

Today the large part of our business is defence-related. But we realise that our expertise in defence can also be applied in the civilian market. This is true, for example, of communication, command & control and surveillance systems to protect important infrastructure. We are seeing a growing need in society to protect transportation, energy, capital and information flows. There is a future potential here for Saab.

Procurements are handled differently in the civilian market than in the defence sector, and the customer structure differs. But we realize that this is an increasingly important market for us and, in the future, we will play a more active role as the military and civil markets intersect – with a focus on civil security in a broad sense.

Changing with the market

The world is constantly changing, and Saab has to change with it. This is reflected in the modifications to our organisational structure and business objectives. During the year we reevaluated our vision, our business concept and our values. The keywords linking these formulations are competence, creativity and willingness to change. Over the years, Saab has been a company that embraces change and has been able to adapt quickly. I believe these qualities and the ability to gather our efforts behind the Saab brand will be even more important as we move ahead.

Good prospects

I am positive about Saab's prospects in the years ahead. We begin 2007 with a record-high order book, higher sales and stable earnings. And we have leading technologies in all our operations. Saab stands strong as it looks to the future.

Linköping, February 2007



Sweden: An important base for international success

Saab is 70 years old this year and in its long and interesting history has achieved success by developing unique products based upon advanced and innovative technology. This creativity has kept Saab at the forefront of technology and our company has time and again managed to push the envelope. The results produced in the last year show that this approach has been effective.

Saab's successes are, and have been, of great importance to the industrial landscape. Our development has had a direct impact on the unique industrial expertise that has been built up in Sweden's aviation industry and other high-tech sectors. Great technological values have been created. Values that can be further developed if managed properly.

Saab's and Sweden's unique expertise is exemplified by the Gripen fighter aircraft. It is a world-class, cost-effective platform with great systems capability. The competencies developed through investments in Gripen and associated systems cannot be overemphasized. Today Sweden is one of only a few nations that have the capability to design and develop a new generation of fighter aircraft. Gripen is also an example of the ability of Swedish engineers to develop cutting-edge technology and to weave their knowledge and ideas with others' technical solutions to create unique end products.

This gives Sweden an advantage it can capitalise on and capabilities Saab wishes to build on. Preferably through a cooperation that benefits all of society. Specialised expertise and high technology are, and will remain, one of our strongest competitive advantages in growing international competition.

We must remember that if we lose the ability to design and build advanced defence products, it will take a very long time, or even prove impossible, to regain lost ground.

Leadership position

Saab's research and development operations corresponded to 17 percent of sales in 2006, a level that has been maintained for many years and the large part of which takes place in Sweden. The objective is naturally to ensure that Saab maintains its leading position in key areas.

But to get the most out of the resources we have invested, we have to keep investing and maintain a positive cooperation with the Swedish government. Saab cannot maintain this expertise alone. If Sweden is to take the next step forward in high technology areas and if Saab is to serve as the leading entity in this endeavour, long-term investments and commitments will be needed from several parties.

It is therefore important that we see a continuation of the constructive and ambitious cooperation between Saab and the Swedish state in the form of development of new products. This will ensure an environment in which Sweden's and Saab's unique position can be further enhanced. Technological development and sophisticated services must be given priority.

Adapting and co-operating

In recent years, Saab has adapted to changes in the Swedish defence budget. In doing so, Saab has demonstrated a willingness to accommodate and managed the transition from a domestically focused company to a leading interna-



Marcus Wallenberg
Chairman of the Board

tional exporter. Saab has competitive products and systems that meet international demands in terms of performance and cost efficiency. Successful export sales will remain a necessity moving forward.

The global market is interlaced with cross-border co-operations. International alliances will grow in importance for Saab as well. In addition to future business opportunities, they offer the chance to broaden Saab's base of competencies.

With our breadth and depth of know-how we are a sought-after partner, and there is no question that Saab's unique expertise is highly valued in the international market and that we stand up well to the competition. In other words, opportunities for further internationalisation are plentiful.

In major international development projects, it will be even more important that Sweden as a nation also demonstrates a long-term commitment. The Swedish defense forces will remain an important reference for us. That is why I wish to stress the importance of Sweden's continued collaboration with Saab and the rest of the Swedish defence industry. By doing so, Sweden can preserve and expand a national industrial asset in the form of the development resources the Swedish defence industry commands. We look forward to a continued alliance with our main customer where we can add to a long list of successful high-technology projects.

Strong share performance

The solid, focused efforts of our management and employees in 2006 produced notable success. Saab has again shown the ability to combine technology of the highest international class with good profitability and growth. Saab's shareholders enjoyed strong price performance during the year, and the Board of Directors is proposing that the dividend be increased to SEK 4.25 per share (4.00).

Continued efficiency and profitability are vital to Saab in the years ahead. Good profitability provides the foundation to generate sufficient development resources so that Saab can maintain its leadership position in the future.

The Board of Directors look forward to contribute to Saab's continued development and success.

Stockholm, February 2007

M. Wallenberg

Acquisitions strenghthened growth

Financial objectives

GROWTH Saab's organic growth will average 5 percent per year over a business cycle. In 2006, organic growth was 3 percent (6), while total growth was 9 percent (8).

FINANCIAL OBJECTIVES	Target	2006	2005	2004	2003	2002
Sales growth, %	5	3	6	5	4	5
Operating margin, %	10	8.3	8.6	10.4	7.5	7.4
Equity/assets ratio, %	30	30.6	31.0	29.9	24.4	24.3
Dividend, % of after-tax income	20–40	36	37	32	50	51
Dividend per share, SEK	–	4.25*	4.00	3.75	3.50	3.50

* Board proposal.

BUSINESS CONCEPT Saab constantly develops, adopts and improves new technology to meet changing customer needs. Saab serves the global market of governments, authorities and corporations with products, services and solutions ranging from military defence to civil security.

VISION By power of innovation, competence and creativity, our vision is to be a leader in the global evolution, expanding the defence industry to overall human security.

OPERATING MARGIN Saab's operating margin after depreciation/amortization will be at least 10 percent over a business cycle. Accordingly, the operating margin before depreciation/amortization will be at least 15 percent. In 2006, the operating margin after depreciation/amortization amounted to 8.3 percent (8.6). The operating margin before depreciation/amortization was 12.0 percent (11.3).

EQUITY/ASSETS RATIO Saab's equity/assets ratio will exceed 30 percent. At the end of 2006, the equity/assets ratio was 30.6 percent (31.0).

DIVIDEND POLICY Saab's long-term dividend should correspond to 20–40 percent of income after tax over a business cycle. For 2006, the Board of Directors proposes a dividend of SEK 4.25 per share (4.00), which corresponds to 36 percent of net income.

Saab's results 2006 in brief

The Group's order bookings amounted to SEK 27,575 m. (17,512), of which 72 percent (63) was received from customers outside Sweden and 77 percent (72) was attributable to defence-related operations. The order backlog at year-end amounted to SEK 51,099 m. (42,198).

The Group's sales rose from the previous year to SEK 21,063 m. (19,314), an increase of 9 percent.

The defence market accounted for 79 percent (82) of sales. Sales from markets outside Sweden amounted to SEK 13,714 m. (10,773), corresponding to 65 percent (56).

Operating income amounted to SEK 1,745 m. (1,652), or a margin of 8.3 percent (8.6). Costs for structural measures affected operating income by SEK 445 m. (321). Excluding structural costs, the margin was 10.4 percent (10.2) and income before structural costs amounted to SEK 2,190 m. (1,973).

www

Continued expansion outside Sweden

Saab's long-term strategy remains firm. Operations are focused on the three strategic business segments Defence and Security Solutions, Systems and Products, and Aeronautics.



Systems and Products
Aeronautics
Defence and Security Solutions

The three segments reflect the various conditions in Saab's markets and businesses.

The three segments reflect the conditions that distinguish Saab's various markets and businesses.

In Defence and Security Solutions, signed contracts often reflect long-term relationships and a local presence. Decisions are made at a high political level. In Systems and Products, operations primarily comprise the development and sale of niche products on the global market and the business logic is more clearly tied to price, quality/performance and leading technology. Saab's deliveries can comprise an entire order or consist of subsystems in a larger solution. In Aeronautics, the business logic is often a combination of what we see in the two other strategic segments.

Saab's business units are supported by the Group's marketing organization, Saab International, which identifies business opportunities and assists the business units from their initial contact with the customer and through the entire sales and aftermarket process.

Another Group-wide function, Saab Industrial Cooperation, arranges industrial cooperations – offset programs – an important success factor in connection with major aircraft and defence orders. Industrial cooperations often entail a portion of production or development in the buyer-country or industrial, commercial or research-related alliances.

»

IMPORTANT STRATEGIC CHALLENGES

Consolidate customer relations in Sweden

The shift by the Swedish defence to an operational force means fewer and smaller series orders. On the other hand, it creates new business opportunities where Saab can assume greater responsibility for systems integration as well as lifecycle service and support solutions. The continued development of Saab's offering is a key factor in the relationship with the Swedish defence, and development projects in Sweden remain important to Saab's growing capabilities.

HIGHLIGHTS 2006:

- Saab's sales in the Swedish market in 2006 amounted to SEK 7.3 billion, or 35 percent of total sales.
- Saab established a support office at the Swedish naval base in Karlskrona to provide better service to the customer.

Establish and strengthen new home markets

In several of Saab's product and service areas, local operations are crucial to be considered as a supplier. In addition to Sweden, South Africa and Australia are markets where Saab is already an important partner in major national defence and security solutions. Opportunities exist to develop similar relationships with other countries as well. To further strengthen its position, Saab will utilize cooperative projects, partnership solutions and acquisitions.

HIGHLIGHTS 2006:

- The acquisition of Maersk Data Defence in Denmark establishes Saab in another NATO country.
- Cooperative agreements were signed in Norway and Denmark, further strengthening Saab's position in Scandinavia.
- Together with Denel, Saab began the establishment of a new unit in South Africa.

Future efforts in aeronautics

Its world-leading position in aeronautics is strategically important to Saab. Long-term customer relationships in the area also create opportunities for additional sales of other products and systems, and investments in advanced aeronautics development provide a technological edge to all of Saab's units. To further enhance its unique expertise, Saab focuses on continuous upgrades of the Gripen system, partnerships and deliveries to the civil aviation industry, and participation in international development projects.

HIGHLIGHTS 2006:

- The Swedish Air Force awarded Saab an order for the continued development of the Gripen system worth over SEK 1 billion.
- In cooperation with Dassault of France, among others, Saab is developing an unmanned combat air vehicle demonstrator, Neuron. Saab is responsible for technically advanced parts of the system. In 2006, Saab reached all its milestones on time.
- The unmanned helicopter Skeldar was launched.

Increase sales of niche products

Based on its world-leading systems and products, Saab today has operations on every continent, and its products can be found in over 50 markets around the world. Through continued development and marketing, Saab will increase its sales of niche products.

HIGHLIGHTS 2006:

- Poland awarded Saab a contract to supply the surface-to-surface missile RBS15 Mk3 valued at just over SEK 1 billion.
- Order for the weapon detecting radar ARTHUR from Spain worth EUR 59 m.
- Saab signed a ten-year agreement with the U.S. Army to supply the ultra lightweight camouflage net system (ULCANS).

Increase services

Many of Saab's customers are choosing to outsource a larger share of the operation of their systems and products. Services are therefore an important growth market for Saab. In addition, Saab offers sophisticated consulting services for development projects.

HIGHLIGHTS 2006:

- Saab consolidated its aftermarket operations in the business unit Saab Aerotech. Saab's consulting services are consolidated in the business unit Saab Combitech.
- Saab participated in the construction of the power supply and distribution system for Sweden's peacekeeping forces in Afghanistan.

Continued development of new products and services

To maintain a leading position in its operating areas, Saab invests significant resources in research and development. Aside from the development work it performs on behalf of customers, Saab develops new technology and new systems and products, often through international cooperations with other companies.


Saab Avitronics
Saab Barracuda
Saab Bofors Dynamics
Saab Microwave Systems
Saab Space
Saab Training Systems
Saab Underwater Systems
Saab Aerostructures
Saab Aerosystems
Saab Aircraft Leasing
Gripen International
Saab Aerotech
Saab Communication
Saab Grintek
Saab Systems
Saab Surveillance Systems
Combitech

Operating activities are conducted by the Group's business units, sorted here by business segment.

HIGHLIGHTS 2006:

- In 2006, SEK 3.5 billion (3.5) was invested in R&D, or 17 percent of sales.
- In cooperation with Selex and Elettronica of Italy, Saab is developing the next generation of integrated military radar, electronic warfare and communication systems.
- Saab successfully test fires the future Meteor and IRIS-T missiles.
- Newly established Saab Ventures invests in small and midsize companies with technologies or markets that support Saab's strategic development.

Growth through acquisitions

In addition to its goal of average organic growth of 5 percent, Saab will also grow through acquisitions. Through strategic acquisitions, Saab can strengthen its presence in local markets and build close, long-term customer relationships. Acquisitions are also a way to increase market share for niche products.

HIGHLIGHTS 2006:

- The acquisition of Ericsson Microwave Systems (now Saab Microwave Systems) gives Saab a world-leading position in radar and sensor operations. The acquisition included Ericsson's 40% interest in Saab Ericsson Space (now Saab Space).
- The acquisition of Maersk Data Defence complements and strengthens Saab's product portfolio in communication and command and control systems.

Consolidate position in civil security

Civil security is a growing market where Saab's expertise can be converted to new solutions designed for the civilian market. The market is driven in part by the increased resources allocated in many countries to authorities for investments in civil security.

HIGHLIGHTS 2006:

- Saab signed an agreement with Securitas to deliver a new technological security platform for Arlanda, Sweden's largest airport.
- The first stages of RAKEL, a single radio system for Sweden's public safety authorities, were rolled out.
- Saab received an order from the Swedish Coast Guard for the development and implementation of SJÖBASIS, a system that coordinates maritime monitoring and information.

>>

SAAB'S STRATEGIC BUSINESS SEGMENTS

Defence and Security Solutions

- Command and control and communication systems
- Integrated systems solutions
- Support solutions
- Technical consulting services
- Solutions for civil security

The Defence and Security Solutions business segment brings together Saab's capabilities in the development and integration of high-technology systems for reconnaissance, surveillance, communication and command and control. One example is the Swedish Air Force's combat management system, which links command and control centers, aerial surveillance, and radio and data communication. The airborne surveillance system for Pakistan is another example. In the international market, tactical command and combat systems for land, sea and airborne forces are among the areas where Saab has an especially strong position.



Defence authorities and other government agencies are increasingly outsourcing portions of their operations. Saab therefore offers a wide range of lifecycle support solutions.

The Defence and Security Solutions segment also offers consulting services in systems development, systems integration, and information and system security for the defence, automotive and telecommunication industries as well as government departments and authorities with responsibility for infrastructures.

The market for civil security systems continues to develop, creating new opportunities. Saab can supply systems to handle information flows and coordination between various authorities responsible for terrorist threats, natural disasters and organized crime.

Systems and Products

- Unique systems, products and components
- Development, production and upgrades
- Studies and demonstrators
- Maintenance and operations



Customers in the Systems and Products business segment mainly consist of defence authorities and other defence contractors around the world. In avionics (aeronautical electronics), Saab is a leading supplier to both military and civil aviation manufacturers.

One example of a product with a market-leading position is the Carl-Gustaf anti-armour weapon, which has been sold to more than 40 countries and has two successors in the AT4 and NLAW anti-armour systems.

Electronic warfare – warning, jamming and protection against detection and weapons – is another area where Saab has developed world-leading products, used in a large number of combat vehicles, aircraft, helicopters, submarines and surface vessels the world over.

The unique products in the newly acquired radar and sensor operations were already vital components of Saab's systems such as the Bamse missile platform, the Gripen fighter and the airborne surveillance system. But they also include products that in themselves command a leading position in the global market. The weapon detecting radar ARTHUR and the search radar GIRAFFE are two examples.

Signature management, which prevents detection by even the most advanced technical equipment, is another area where Saab has a world-leading position. The company is by far the dominant supplier of the ultra lightweight camouflage net system (ULCANS) to the U.S. Army.

The need for training is growing as more countries participate in international missions and have to train their troops under realistic conditions. Saab has a strong position in advanced training systems for land-based forces and now lists special police units among its customers.

Underwater technology for shallow water and harbours is also an area where Saab has leading expertise. Significant potential exists in autonomous, unmanned underwater vehicles for both military and commercial applications.

Saab is also Europe's leading independent supplier of advanced equipment for the space industry.

Aeronautics

- The Gripen fighter
- Unmanned Aerial Vehicles (UAVs)
- Supplier to international aeronautics programs
- Leasing of regional aircraft

Saab has unique competence in aeronautics, making Sweden one of only a handful of countries in the world that can develop modern fighter aircraft. Saab's aeronautics operations are dominated by the Gripen program.

In civil operations, Saab serves as a supplier of primary aerostructures and subsystems to Airbus and Boeing, and earlier developed and manufactured the more than 500 Saab 340 and Saab 2000 commercial aircraft currently in service around the world.



Gripen, the world's most modern fighter aircraft in operational service, is currently used in Sweden and NATO members the Czech Republic and Hungary. In 2006, the prestigious Empire Test Pilots' School in the UK expanded its agreement with Saab, giving it greater access to Gripen. South Africa will begin operating Gripen in 2008. Export potential is high, and Saab is working aggressively in a number of markets to win new contracts. The Gripen program includes significant sales of modifications, training and maintenance.

Saab's world-leading competence in aeronautics is built through development projects, in-house research and international co-operations. For example, Saab has chief responsibility for key subsystems in the Neuron program, a European project to develop technology for an unmanned combat aerial vehicle and next-generation fighter aircraft.

As a supplier of subsystems, Saab utilizes its expertise to develop complex structural units and subsystems for commercial and military aircraft manufacturers. For example, it has developed the mid and outer wing leading edge for the Airbus A380 superjumbo, and avionics equipment and the crew entrance door for the A400M.

With its unique expertise in aeronautics, sensors and systems integration, Saab is a leader in the development of unmanned aerial vehicles (UAVs). Successful flights have been conducted by the SHARC and FILUR technical demonstrators, and in 2007 the unmanned helicopter Skeldar will go from demonstrator to product with civil and military applications.



Growth potential in select niches

Defence including military aviation

The international defence market's development is being affected by the growing competition for resources in government budgets. Most defence budgets are shrinking as a share of the total economy, even though some are growing in absolute terms. In terms of volume and R&D, the U.S. will remain the dominant power for the foreseeable future. Countries in Eastern Europe are increasingly expected to purchase materiel from suppliers in the EU and the U.S. There are also expectations of some consolidation of the defence industry in Europe and the U.S.

Global defence spending is estimated at USD 1.2 trillion per year, according to IISS and Military Balance. In 2005, growth was 3.4 percent, which is slightly higher than normal owing to, among other factors, a rapidly growing U.S. defence budget. Moving forward, market growth is expected to stabilize at around 1 percent.

DEFENCE EXPENDITURES 2005, USD BILLION	
United States	495
China	100
Russia	~64
France	54
Great Britain	52
Japan	45
Germany	39
Italy	32
Saudi Arabia	25
India	22
Total, 10 leading countries	~928
Total, World market	**~1200**

The largest players in the defence area are Boeing, Lockheed Martin and General Dynamics in the U.S. and EADS, Thales and BAE Systems in Europe. Saab's sales of defence-related systems and products, including military aviation, amounted to slightly over SEK 17 billion in 2006. This makes it a relatively small player. Saab has a small home market, and a large number of markets are essentially closed off to it for political reasons.

In Sweden, defence authorities are concentrating on building operational forces for international and national missions. As a result, development work for the Swedish defence industry is shrinking. One consequence of the higher demands placed on cost efficiency is an increase in outsourcing and lifecycle commitments.

Military aviation

The military aviation segment is dominated by manned fighter aircraft, the market for which is estimated at USD 10-16 billion per year in the next decade. Growth will be driven by latent demand to replace the older generation of fighter aircraft still used in a number of nations. The largest suppliers are Lockheed-Martin, Boeing, the Eurofighter consortium, Dassault Aviation, the Russian aviation industry and Saab. Saab's market share is 5–10 percent, including the U.S. market, which is not open to non-American suppliers.

The market for unmanned aerial vehicles (UAV's) is still in an early development stage. Initially, military applications are expected to dominate the market. Eventually the market will grow to also include civil applications, and Saab is well-positioned. By 2015, the global market for UAV's is expected to reach USD 4 billion.



Saab has operations in the form of companies, offices or representation on every continent of the world.

Sensors and radar

In radar and sensors, Saab is one of the five leading suppliers in its niches. In total, Saab has around 10 percent of the global market in its niches. Its main competitors are Raytheon, Northrop Grumman, Selex, Thales and EADS.

Command and control

Saab has a strong position in command and control systems and will be introducing a new generation of systems based on modular architecture to further bolster it competitiveness. The modular-architecture facilitates co-operations with suppliers, among other things. Saab's major competitors in command and control systems include Thales, Atlas, AMS, BAE Systems and Selex.

Weapon systems

Saab has a strong position in the niches for anti-ship missiles, air defence missile systems and man-portable weapons. It primarily focuses on light, high-tech systems, so there are few competitors in each niche, thanks to which Saab has gained a strong position globally in these areas.

Electronic warfare

Saab's electronic warfare (EW) products include radar, laser and missile warnings systems, ELINT/ESM systems, jammers, countermeasures dispensers and integrated EW suites. The global market is estimated at SEK 50 billion, of which the U.S. accounts for about half. Saab is one of the ten largest EW suppliers. Among the market leaders are BAE Systems, Raytheon, ITT and Northrop Grumman.

Signature management

The global market for camouflage products has noted stable development, with growth potential in a number of areas. For example, the creation of international rapid deployment forces in Europe is contributing to rising demand for products adapted to warm climates. The market is fragmented, and there are few major suppliers.

>>

Training

Saab has a leading position in military training, with an offering that stretches from systems for the individual soldier or pilot to tactical and operational training for entire units. Competitors include Lockheed Martin and Cubic.

Civil security

Civil security is a growing market where Saab's expertise can be harnessed to create new solutions for the civil market.

The market is driven in part by the increased investments by authorities in civil security. Moving forward, the EU is also expected to increase its expenditures for civil security.

Saab is active in areas such as maritime security, protection of critical infrastructure, training for combat forces and crisis management systems. These areas represent an estimated SEK 100 billion annually with the U.S. as the dominant market. The share of the global market available to Saab is expected to grow significantly in the years ahead. The market is dominated by Boeing, Northrop Grumman and Lockheed Martin as well as EADS, Thales and Siemens. In recent years, Saab's sales of civil security systems have shown a stable growth.

Commercial aviation

The commercial aircraft market is dominated by Boeing of the U.S. and Airbus of Europe. The market for aircraft with more than 100 seats is expected to grow by 5 percent annually in the next 20 years. Among current trends are an increase in capacity utilization for existing aircraft and growth in demand for new, more fuel-efficient models as fuel prices rise. This segment of the total commercial aircraft market is estimated at SEK 900 billion annually, a quarter of which is avionics. The value of structures for commercial aircraft is estimated at SEK 300 billion.

In the years ahead, Saab's sales of structures and avionics systems for commercial passenger aircraft are expected to grow significantly. For example, delivery volumes rise substantially after a new aircraft is introduced on the market.

Space

The global market for space operations is valued at SEK 650 billion. The large share, 60 percent, relates to satellite services and is experiencing the fastest growth. The U.S. agency NASA accounts for slightly over 18 percent, and the U.S. defence for 22 percent, of the total market. China and India are both planning manned space flights, and Russia has intensified its work with the navigation system Glonass.

Europe's investments through ESA account for about 4 percent of the global market. The Swedish space budget is approximately SEK 750 m., the large part invested in pan-European projects through ESA. The market is dominated by a number of U.S. companies such as Lockheed Martin, Boeing, Loral Space and Northrop Grumman and by the European multinational companies Astrium and Alcatel Alenia Space.

By focusing on select technologies, Saab has secured a good market share within its niches.

Technology for a changing world

Aviation
Saab has been supplying pioneering solutions in the field of aviation for 70 years. Today's products range from the world-leading fighter aircraft Gripen to advanced aero-structures, display solutions and laser products as well as tactical support systems. Moreover, Saab has a fleet of regional aircraft it previously manufactured.

Electronic Warfare
Saab's Electronic Warfare solutions are designed to ensure mission success even under the most severe conditions and have been the choice for a range of combat and transport aircraft, helicopters, combat vehicles, surface vessels and submarines worldwide. The Electronic Warfare product range includes jammers, ELINT/ESM systems and stand-alone or fully integrated self-protection systems with laser, radar and missile approach warning functions and world renowned countermeasures dispensing systems.

Weapon Systems
Saab offers world-leading systems and products for precision engagement with applications at sea, on land and in the air. The RBS 15 surface-to-surface missile and Torpedo 2000 can secure vital maritime interests. BAMSE and RBS70 offer air defence for densely populated areas, infrastructure and command functions. In international peacekeeping operations, the Carl-Gustaf multi-role weapon and AT4 CS anti-armour weapon are used to defend against tanks, secure buildings and support personnel.

Command & Control
Saab supplies integrated command and control system solutions and civil security solutions that play a decisive role in how forces are managed and interact. Our modular, scalable systems are designed to summarize information and provide decision-making support that gives strategic and tactical superiority on land, in the air and at sea. Civil applications help to make society safer.

Unmanned Systems
Unmanned systems in the air, on land or in water present future alternatives for hazardous or monotonous and time-consuming missions. Saab has developed systems for civil and military applications, and is participating in international alliances to develop future solutions.

Sensor Systems
The ability to react rapidly and accurately to any threat is vital in the modern battlefield as well as in other crises. Saab – with systems for surveillance and defence of air, land and sea – commands state-of-the-art competence in radar and lasers. Saab's systems give operational units in more than 30 countries detailed situational awareness and more than meet today's growing demands for interoperability, strategic mobility and networking capabilities.

Simulation & Training
From training systems for the individual soldier or pilot to tactical training and strategic training at the highest level, Saab can create realistic training and simulation for every possible scenario. Saab offers products from target systems for sharp shooting to integrated training systems at the battalion level. For air forces, we offer everything from tactical challenges to advanced flight simulation.

Signature Management
Adapting your "signature" to the surroundings in order to confuse the enemy is often the key to success. Saab offers several advanced technologies and leading solutions in personal, static and mobile camouflage that greatly reduce

the risk of being recognized and identified no matter what the environment.

Support Solutions

Saab provides a broad spectrum of integrated support solutions for government agencies and industrial branches alike – nationally and internationally. We offer a breadth and depth of expertise in our own systems and platforms and those of other suppliers for land, air and sea as well as for electronics and information technology. Our services cover their entire lifecycle, from procurement to phase-out.

Underwater Systems

Saab develops high-technology underwater systems for civil and military applications. Products and services are supplied nationally and internationally in various areas such as mine detection and neutralization, maritime security, underwater sensors and to the offshore industry. Saab's unmanned under-water vehicles are on the cutting edge of technology and are ideal for various missions below the surface of the sea.

Communication

Through its consulting services, systems solutions, products and services, Saab provides robust communication solutions for the military or civil market. We are working continuously to develop secure communications and, through communication, to make society safer.

Space

As an independent international supplier of space equipment, Saab offers world-leading adapters and separation systems for launchers. We are a leader in robust computer systems to manage and control satellites as well as microwave components for commercial telecommunication satellites. Our technology is used in all fields of application: in launchers and in satellites for telecommunication, navigation, earth observation, meteorology and scientific research.

Knowledge and development make Saab a leader

Saab is a knowledge company with world-leading offerings. By building and refining our knowledge, we can continue to develop leading systems and products. We are therefore working systematically to enhance employees' skills, identify future leaders and strengthen Saab's attractiveness as an employer

The common denominator for all our employees is Saab's values. They are important factors in the culture of technological innovation that distinguishes Saab irregardless of the nationality of our employees or which part of the company they work for.

In 2006, a great deal of time was devoted to a broad-based discussion of these issues. The CEO and other members of Group Management, in meetings during a global tour, spoke with practically all employees to describe Saab's vision and future challenges, to get their opinions, and to reinforce the company's basic values:

Expertise – We combine a strong history of knowledge with constant learning.

Trust – We are global citizens, honest and reliable and we keep our promises.

Ambition – We have a passion for innovation, we are open to change and are committed to being fast and flexible.

The annual employee survey in 2006 showed, among other things, that Saab's employees generally share these values and agree that they are a reflection of the business. Acceptance of the values naturally is critical to the further development of Saab and its employees.

Diversity a part of the business

Saab has quickly developed outside its traditional home market of Sweden into a global company. This entails new challenges, perhaps the biggest of which is diversity in many different forms. Languages, leadership and routines are among the factors that have to work for the entire Group as well as locally and in different cultures.

Saab's core belief is that diversity is positive and should be encouraged. This requires that the company is able to utilize the competencies of all its employees and that it regards differences as an asset. Diversity and an open climate create an organization where creativity and innovation flourish, which is vital to Saab's development and ability to remain a world leader.

Diversity work is followed up in the annual surveys, especially with regard to how each employee's competence and experience is utilized.

One way to promote diversity is to increase the share of women in senior positions, which Saab is working continuously to achieve. One way is to coach women who have begun, or are about to begin, their first management assignment through a specially developed mentoring program, a new version of which is now being run for the second time.

Leaders of tomorrow

Developing good leaders and sound leadership is an ever ongoing process. Saab has worked successfully for many years to promote employees to key positions, and one of

>>

the goals is to always have internal candidates for management positions. At the same time, Saab takes a long-term approach to strengthening its attractiveness as an employer and attracting talented new employees with the right competence and values.

Though there is no set template for what a leader should look like at Saab, there are several key aspects to leadership. The ability to adapt to the situation at hand is an important quality, and so is being able to manage change. A leader at Saab must encourage commitment and produce results. Clearly explaining goals and providing regular feedback at an individual level is important in order to get all employees involved and motivated. Openness is the basis of a creative climate where new ideas can be tested, which is imperative in a development-intensive company like Saab.

One of the responsibilities of a leader is to manage talent – in other words, to help employees to develop and capitalize on their abilities in the best way possible. Every manager is an important link in the long-term work with Saab's talent pool.

Saab has a long-term approach to leadership development and invests heavily in an extensive and a diverse range of leadership programs for current and prospective managers, project managers and specialists at all levels. In 2006, a number of internal leadership programs were also offered in South Africa with very good results. There are also special programs for younger employees, where the goal is to better plan their personal development based on their interests, abilities, expectations and competence.

For development-oriented young managers and leaders with high potential, Saab offers an advanced leadership program specially designed for its businesses and international environment. This program is now being implemented on an international basis.

A knowledge company in every respect

It is essential to provide encouragement and help employees to build their skills. Competence needs are constantly reassessed on the basis of the company's businesses and future challenges to ensure that development investments are being correctly targeted.

In certain areas, Saab's competencies are unmatched anywhere in the world. This is how it has to be for the company to remain competitive. Saab's employees simply have to be world leaders in their fields. Saab is a highly research-intensive company, investing billions of kronor annually in R&D. To maximize these investments, employees must


Education level
Professor, PhD
Master of Science
Other academic
College level engineering
Other engineering
Upper secondary school
Other
%
100
75
50
25
0
2002
2003
2004
2005
2006


Years of employment
No.
5000
4000
3000
2000
1000
0
< 5
5–10
10–25
>25

have the abilities, education and experience to implement the company's strategies and development projects. It is important therefore to periodically measure and evaluate competence needs.

It is also important to take advantage of all opportunities to share knowledge internally, which can produce tremendous benefits. Saab has therefore created Technology Transfer Groups, where employees from different parts of the Group who work in the same technological fields can come together to exchange knowledge.

The best learning is achieved through a combination of day-to-day experience and special development efforts initiated either by the company or the individual employee. Every employee has a responsibility to take advantage of opportunities for further development. To reconcile the needs of the individual with those of the company, performance reviews are periodically conducted. Every manager is expected to conduct reviews with his or her employees at least once a year.

Constant search for talent

Saab works actively with benchmarking to enhance its role as an employer and meet the demands of today's talents and tomorrow's leaders.

Saab's internal job market provides opportunities for a range of assignments in various locations, and job rotation is encouraged. The positive effects of broader, more extensive networking and an exchange of knowledge will help both the individual and company to develop.

Continuous work is ongoing at Saab to identify and monitor talented leaders. In 2006, it began work to improve the internal process for assessing talent. Long-term talent needs are being more strongly linked to future business challenges, and Saab's structured process for talent management is becoming a more integral part of Group-wide strategy work. Conferences within the Group to improve job rotation among high-potential candidates will begin in 2007.

To reinforce its image as an attractive employer, Saab works extensively and continuously to build its brand on a local, national and international level and increase familiarity with and confidence in the company. The key to these efforts is that current employees see Saab as an attractive and professional employer – areas where it rates high in the employee survey.

Saab also places high in various external rankings, which are used to monitor what important target groups – technology students and young professionals – think


Share of men and women
Women
Men
%
100
75
50
25
0
2002
2003
2004
2005
2006


Age distribution
Women
Men
Antal
2500
2000
1500
1000
500
0
<24
25-29
30-34
35-39
40-44
45-49
50-54
55-59
60-64
>65

about it as a company. High rankings on these lists are a sign that Saab remains one of Sweden's most sought-after employers.

In May 2006, Saab was named IT Company of the Year by the Swedish business magazine Veckans Affärer, confirmation of the enormous competence Saab has in the IT area and underscoring that IT solutions are an integral part of its operations.

Another issue with regard to talent is long-term access to skilled labour wherever in the world Saab operates. In Sweden, it has been working actively for years with various activities to promote interest in engineering. One example is the "Swedish Championship in Technology." In South Africa, Saab actively supports engineering schools.

Good health means higher profitability

A healthy company is a profitable company. Maintaining a global approach to healthcare and wellness and a work/life balance is an important component in improving operating efficiency. Saab focuses on preventive measures and continuously measures and follows up absenteeism and its causes. This information is then used as important input in further preventive work.

In the employee survey in 2006, a majority of employees felt that Saab demonstrates a positive attitude toward its employees' need for a balance between work and life. The same survey shows, however, that there is room for improvement in how wellness opportunities are promoted – and in certain cases in terms of access to wellness programs.

The success of this work is indicated by relatively low absenteeism levels in recent years.

Follow-up work

Saab's People Management work is primarily followed up in two ways: an annual, Group-wide survey and HR reviews.

The purpose of the survey is to monitor and measure whether employees feel Saab is living up to the high level of ambition described in the Personnel policy. The HR review means that each business unit is reviewed annually on its HR performance.

The employee survey in 2006 encompassed the entire Group for the first time. The response rate was 74 percent, which is slightly unsatisfactory. The goal is to achieve a higher rate in 2007.

In general, the survey showed that employees are positive about Saab's future, that Saab is seen as an attractive and professional employer, and that the majority of employees share Saab's values and are proud of and loyal to the company.

Certain areas received lower ratings, such as the ability to identify future competence needs and make use of current competence. The number of performance reviews remains good, but has not reached the level Saab is aiming at – at least one review per employee and year.

Based on the results of the 2006 survey, every business unit has analyzed and begun working on improvements in critical areas. This is supported on a Group-wide basis through regular follow-ups and activities in a number of areas, including leadership development and communication. Among other things, the Group's common intranet has helped in the dissemination of information.

The CEO's tour around the Group in 2006 to present and discuss Saab's strategies, values and future challenges will be followed up in 2007 to better familiarize employees with these issues.

Social responsibility fundamental to Saab's operations

DESCRIPTI
OF OPERAT

Saab supports efforts to promote free competition and good business ethics, and supports transparency and openness. We also support the right of every nation to defend itself as written into the United Nations' Charter. Saab, which is based in a parliamentary democracy, contributes to global security and stability through controlled exports.

In a policy document, Saab has laid down its overall guidelines for environmental and ethical issues. Saab supports, and strives to comply with, the principles of the UN Global Compact and OECD's Guidelines for Multinational Enterprises. The document clarifies our responsibility to customers, employees, shareholders and the community. For example, compensation paid to agents, suppliers and partners are based solely on the products and services procured.

Saab's operations are governed by a number of rules and regulations. In Sweden, the production and export of military materiel are governed by laws, ordinances and guidelines adopted by parliament. Supervision is handled by the National Inspectorate of Strategic

Products. All transactions made by Saab which fall under this legislation must therefore be approved by the Swedish state. Similar supervision and legislation exists in most of the countries in which Saab operates.

Moreover, Saab acts in accordance with the laws of the countries in which it conducts business, helps to protect human rights and pays consideration to health, safety and the environment.

Contributing to sustainable development

The aim of Saab's environmental policy is to ensure compliance with requirements from customers and legal statutes and to contribute to society's sustainable development. >>

ENVIRONMENTAL POLICY

>> Through well-structured environmental work and continuous improvements, the environmental influence from plants, products and services shall be minimized as far as technically possible and economically reasonable.

WE WILL ACHIEVE THESE BY:

- implementing environmental management systems that fulfill the requirements in ISO 14001:2004
- identifying and minimizing the products' and operations' environmental risks
- minimizing the use and emissions of hazardous substances/materials, and efficiently using energy and natural resources
- complying with applicable regulations and other requirements in the environmental field
- affirming an attitude of openness in communicating our environmental work.

The environmental impact from our business units varies greatly depending on the type of product, service and business. ISO 14001 certified environmental management systems are used by Saab Bofors Dynamics, Saab Underwater Systems, Saab Microwave Systems, Saab Communication, Combitech, Saab Aerotech, Saab Training Systems, Saab Barracuda, Saab Space, Australian Aerospace, Saab Bofors Test Center and Saab Support. Environmental management systems essentially adapted to ISO 14001 are used by Saab Aerosystems, Saab Aerostructures, Saab Avitronics and Linköping City Airport.

Saab's environmental work is described below under the following headings: Suppliers, Environmental improvements, Replacement of hazardous substances and Climate issues.

Suppliers

A large part of the components and equipment used in Saab's products is purchased from subcontractors. It is important that they, too, abide by the same environmental demands. Saab's business units evaluate their environmental work and set demands. Naturally the focus is on the work these suppliers devote to the components and equipment used in Saab's products.

Environmental improvements

Environmental improvements are made on a continuous basis through management by objectives. Targets are in place to reduce energy consumption and use of hazardous chemicals. Several units are introducing routines to take environmental aspects into consideration in their development processes and to identify and reduce the share of hazardous substances in the products they market.


Energy consumption
Electricity
Heat
GWh
250
200
150
100
50
0
2002
2003
2004
2005
2006

Saab works actively to consume energy more efficiently. Every year a number of projects are conducted to reduce consumption. The increase in electricity consumption in 2006 is due to the acquisition of Saab Microwave Systems and the inclusion of the operations in South Africa in the figures.


Emissions of volatile organic solvents (VOC)
Tonnes
500
400
300
200
100
0
2002
2003
2004
2005
2006

Continuous work is under way at Saab to reduce emissions of VOCs. Emissions have therefore decreased substantially in recent years. Saab Aerostructures accounts for the large share of emissions.

Saab also has goals to improve transport and travel efficiency in order to reduce the contribution to the greenhouse effect as well as to slash wastes and emissions into the air and water. These emissions primarily consist of organic solvents released into the air and metals and deicing agents released into the water. The systems used to sort wastes are continuously improved in order to increase the share of recycled material and recovered energy.

Replacement of hazardous substances

To meet high safety and technical performance requirements, Saab must still use substances that are classified as hazardous to humans and the environment. Saab has initiated several national and international development projects to replace such substances, the following of which have the highest priority: volatile organic solvents (VOCs), trichloroethylene (chlorinated VOCs), ozone-depleting substances (refrigerants), lead, chromates and cadmium. Over a ten-year period, the use of hazardous substances has been reduced drastically.

Climate issues

Saab participates in the so-called Environmental Index compiled by Swedish insurance company Folksam. In the 2005 index Saab received a grade of five on a scale of seven for climate impact. Its contribution to the greenhouse effect decreased compared with 2004.

For many years, Saab has limited its company cars to those that meet environmental classification requirements for 2005. As of 2005, biogas or ethanol vehicles are also available. Saab's business travel agreements give a preference to environmentally friendly vehicles.

Consumption of chlorinated volatile organic solvents (chlorinated VOC)


Tonnes
25
20
15
10
5
0
2002
2003
2004
2005
2006

The large part of the consumption of chlorinated VOCs is comprised of trichloroethylene used for cleaning purposes by Saab Aerostructures and Saab Aerotech, among others. Through active efforts, consumption has decreased in recent years.

Financial review

Saab AB (publ.), Corporate Identity No. 556036-0793, registered office in Linköping, Sweden, has been listed on the Stockholm Stock Exchange since 1998 and on the large cap list since October, 2006. The principal owners are Investor AB, with 20 percent of the shares, corresponding to 38 percent of the votes, and BAE Systems, with 21 percent of the shares, corresponding to 20 percent of the votes. The remaining 59 percent of the shares are traded on the Stockholm Stock Exchange.

OPERATIONS

Saab is one of the world's leading high-technology companies, with its main operations in defence, aviation, space and security solutions. Saab has the world as its market, but research, development and production are principally carried out in Sweden.

As of January 1, 2005, Saab's business units are divided into the three business segments Defence and Security Solutions, Systems and Products and Aeronautics for control and reporting purposes.

In addition, Corporate comprises Group staffs and departments and peripheral operations. It also includes the leasing fleet of 163 Saab 340 and Saab 2000 aircraft. Operational responsibility for the leasing fleet lies with Aeronautics.

Defence and Security Solutions

The Defence and Security Solutions business segment brings together Saab's capabilities in the development and integration of high-technology systems for reconnaissance, surveillance, communication and command and control. One example is the Swedish Air Force's combat management system, which links command and control centers, aerial surveillance, and radio and data communication. In the international market, tactical command and combat systems for land, sea and airborne forces are among the areas where Saab has an especially strong position.

Defence authorities and other government agencies are increasingly outsourcing portions of their operations. Saab therefore offers a wide range of lifecycle support solutions.

Defence and Security Solutions also offers consulting services in systems development, systems integration, and information and system security for the defence, automotive and telecommunication industries as well as government agencies with responsibility for infrastructures.

The market for civil security systems continues to develop, creating new opportunities. Saab can supply systems to handle information flows and coordination between various authorities responsible for terrorist threats, natural disasters and organized crime.

Systems and Products

Customers in the Systems and Products business segment mainly consist of defence authorities and other defence contractors around the world. In avionics (aeronautical electronics), Saab is a leading supplier to both military and civil aviation manufacturers.

Another product with a market-leading position is the Carl-Gustaf anti-armor weapon, which has been sold to more than 40 countries and has two successors in the AT4 and NLAW anti-armor systems.

Electronic warfare – warning, jamming and protection against detection and weapons – is another area where Saab has developed world-leading products, used in a large number of combat vehicles, aircraft, helicopters, submarines and surface vessels the world over.

The unique products in the newly acquired radar and

sensor operations were already vital components of Saab's systems such as the Bamse missile platform, Gripen and airborne surveillance system. But they also command a leading position in the global market. The artillery detecting radar ARTHUR and the search radar GIRAFFE are two examples.

Signature management, which prevents detection by even the most advanced technical equipment, is another area where Saab has a world-leading position. It is by far the dominant supplier of the ultra lightweight camouflage net system (ULCANS) to the U.S. Army.

The need for training is growing as more countries participate in international missions and have to train their troops under realistic conditions. Saab has a strong position in advanced training systems for land-based forces and now lists special police units among its customers.

Underwater technology for shallow water and harbors is also an area where Saab has leading expertise. Significant potential exists in autonomous, unmanned underwater vehicles for both military and commercial applications.

Saab is also Europe's leading independent supplier of advanced equipment for the space industry.

Aeronautics

Saab has unique competence in aeronautics, making Sweden one of only a handful of countries in the world that can develop modern fighter aircraft. Saab's aeronautics operations are dominated by the Gripen program.

In civil operations, Saab serves as a supplier of subsystems to Airbus and Boeing.

Gripen, the world's most modern fighter aircraft in operational service, is currently used in Sweden and NATO members the Czech Republic and Hungary. In 2006, the prestigious Empire Test Pilots' School in the UK agreed to expand its use of Gripen for test pilot training. South Africa will begin flying Gripen in 2008. Export potential is high, and Saab is working aggressively in a number of markets to win new contracts. The Gripen program includes significant sales of modifications, training and maintenance.

Saab's world-leading competence in aeronautics is built through development projects, in-house research and international cooperations. For example, Saab has primary responsibility for key subsystems in the Neuron program, a European project to develop an unmanned combat air vehicle and next-generation fighter aircraft.

In its role as a subsystem supplier, Saab utilizes its expertise to develop complex structural units and subsystems for commercial and military aircraft manufacturers. For example, it has developed the mid and outer wing leading edge for the Airbus A380 superjumbo and avionics equipment for the A400M.

With its unique expertise in aeronautics, sensors and systems integration, Saab is a leader in the development of unmanned aerial vehicles (UAVs). Successful flights have been conducted by the SHARC and FILUR technical demonstrators, and in 2007 the unmanned helicopter Skeldar will go from demonstrator to product with civil and military applications.

ACQUISITIONS AND DIVESTMENTS DURING THE YEAR

During the first quarter, a joint venture was formed together with TietoEnator, TietoSaab Systems Oy. Saab's share is 40 percent. The company was formed through a non-cash issue in which Saab contributed the net assets of Elesco Oy. In addition, TietoEnator received SEK 48 m. in cash. The transaction resulted in recognized goodwill of SEK 48 m.

On March 27, the subsidiary Saab Metech AB was sold for SEK 253 m. with a capital gain of SEK 180 m. If the sale had taken place on January 1, 2006, consolidated sales would have been SEK 57 m. lower and operating income would have been reduced by SEK 7 m. Income after tax would have been reduced by SEK 5 m., excluding capital gains.

On May 1, Saab acquired 100 percent of the shares in the South African avionics company Aerospace Monitoring and Systems (Pty) Ltd (AMS). The sales price amounted to 25 million rand and recognized goodwill was 20 million rand. The acquisition was financed with liquid assets. Including liquid assets in the acquired company, the Group's liquid assets decreased by 20 million rand or approximately SEK 25 m. AMS has 75 employees and sales in 2005 of approximately 58 million rand.

Saab reached an agreement with Denel in South Africa to initially acquire 20 percent of a new aerostructures company, with the option to acquire a majority interest after three years. The acquisition will be reported according to the equity method. As agreed, Saab will contribute SEK 70 m. to the new company. The majority owner will contribute sufficient funds to ensure a positive result during the build-up stage. This acquisition will have no effect on Saab's income during the first three years.

All the shares in Maersk Data Defence A/S of Denmark were acquired on August 31. The acquisition price is contingent on the company's earnings in 2006. The preliminary price is slightly over DKK 46 m. Final settlement will take place when the annual accounts for 2006 are closed. Translated to SEK, the preliminary purchase price amounted to SEK 58 m. The acquisition was financed with liquid assets, and the number of employees as of September 30 was 179.

If the acquisition of Maersk Data Defence A/S had taken place on January 1, 2006, consolidated sales would have been SEK 92 m. higher and operating income would have been SEK 24 M. lower. Income after tax would have been reduced by SEK 18 m. and earnings per share by SEK 0.16.

On September 1, Saab acquired all the shares in Ericsson Microwave Systems AB, now named Saab Microwave Systems AB. The acqusition price amounted to SEK 3,763 m. The surplus value amounts to SEK 2,149 m., of which identified intangible assets account for SEK 957 m. and goodwill for SEK 1,460 m. with a deduction for deferred tax liabilities of SEK 268 m. The estimated periods of use for other intangible assets ranges between 5 and 15 years. Goodwill primarily consists of the estimated effects of synergies and resources in the form of human capital. The acquisition was financed with liquid assets and a short-term loan within the framework of an existing credit facility of SEK 1,000 m. The number of employees as of September 30 was 1,203.

If the acquisition of Saab Microwave Systems had taken place on January 1, consolidated sales would have been SEK 1,840 m. higher. Operating income, including amortization of intangible assets of SEK 136 m., would have been SEK 42 m. lower, and income after tax would have been SEK 29 m. lower. Earnings per share would have been reduced by SEK 0.27.

On September 1, Saab acquired 40 percent of the shares in Saab Ericsson Space AB, now named Saab Space AB, for SEK 100 m. The surplus value amounts to SEK 25 m. and is due in its entirety to goodwill and synergy effects.

Saab Ericsson Space was previously 60 percent owned and was consolidated in the Group, due to which only income after tax would have been affected if the acquisition had taken place on January 1. Income after tax would have been positively affected by SEK 2 m. and earnings per share by SEK 0.02.

Further reference is made to Note 8.

Internal restructurings

During the year, Saab implemented a reorganization designed to better capitalize on resources and new business opportunities by combining operations that closely work together. As of January 1, 2006, Saab consists of 15 business units instead of the previous 19. During the year, two more business units were added, Saab Microwave Systems and Saab Surveillance Systems. The segments and business units are now as follows:

Defence and Security Solutions	Systems and Products	Aeronautics
Saab Aerotech	Saab Avitronics	Saab Aerosystems
Saab Communication	Saab Barracuda	Saab Aerostructures
Saab Grintek	Saab Bofors Dynamics	Saab Aircraft Leasing
Saab Systems	Saab Space	Gripen International
Combitech	Saab Training Systems	
Saab Surveillance Systems	Saab Microwave Systems	
	Saab Underwater Systems	

The following business units were transferred to new business units: AerotechTelub, Saab Aircraft, Saab Aviocomp, Saab Contracting, Saab Metech, Saab TransponderTech and Saab Nyge Aero.

The largest changes are due to the new business units Combitech, Saab Communication and Saab Aerotech. The business unit Combitech, which was previously part of the business unit AerotechTelub, provides consulting services. The mission of Saab Communication is to supply robust communication systems and services to military and commercial customers. The business unit Saab Aerotech offers customized support and logistics solutions to defence and commercial customers in selected markets and regional aircraft operators in the global market.

The new organizational structure means that SEK 900 m. of the business segment Aeronautics' sales has been shifted to the business segment Defence and Security Solutions.

The corresponding figures for operating income and employees are SEK 80 m. and 500. Figures refer to 2005.

In connection with the reorganization of its business units, Saab also decided to streamline its legal corporate structure. As of January 1, 2006 the operations of Saab Nyge Aero AB, Saab Contracting AB and Saab Aircraft AB were transferred to Saab AB. All operations, excluding the consulting portion of AerotechTelub AB, were also transferred to Saab AB, while the consulting operations remained in the company, which has changed its name to Combitech AB. The operations of Combitech Systems AB were transferred to Combitech AB. Saab Aviocomp's operations was transferred to Saab AB during the first half of 2006.

As of January 1, 2007 the operations of Saab Microwave Systems AB have been transferred to Saab AB.

ORDERS, SALES AND INCOME

Orders

Order bookings amounted to SEK 27,575 m. (17,512), the highest level ever for Saab. Seventy-two percent (63) of orders came from customers outside Sweden and 77 percent (72) was attributable to defence-related operations.

Order bookings by business segment

SEK m.	2006	2005
Defence and Security Solutions	16,415	7,648
Systems and Products	7,691	6,726
Aeronautics	4,956	3,603
Corporate	53	243
Internal	-1,540	-708
Total	27,575	17,512

Order bookings for Defence and Security Solutions rose to SEK 16,415 m. (7,648). The increase is directly the result of the order for an airborne early warning system from Pakistan and the fact that Saab Grintek, which was acquired in May, 2005, is included for the full-year 2006. All business units raised their order bookings with the exception of Saab Systems, which decreased due to very high order bookings in 2005. During the year, orders were received for command and control systems for four Swedish submarines, the modification of two Saab 340 AEW-200 surveillance aircraft for FMV, and support and maintenance of commercial and military aircraft.

Order bookings for Systems and Products rose to SEK 7,691 m. (6,726). The increase is attributable to the fact that Saab Microwave Systems is now a business unit within the segment. Among other business units, order bookings rose for Saab Avitronics, Saab Bofors Dynamics, Saab Space and Saab Underwater Systems, while order bookings decreased for Saab Training Systems and Saab Barracuda. During the year, orders were received for the BOL countermeasures dispensing system for the Eurofighter and key onboard equipment for the first four satellites in Galileo, Europe's new satellite navigation system. The Polish Navy ordered the surface-to-surface missile system RBS15 Mk3, and Saab received its first major defence order from Spain for ARTHUR artillery detecting radars, including a training simulator and logistics.

Order bookings for Aeronautics amounted to SEK 4,956 m. (3,603), an increase of SEK 1,353 m. Order bookings for Saab Aerostructures rose, including further orders from Airbus and Boeing. Order bookings also rose for Saab Aerosystems and related to the continued development of Gripen.

Order backlog by business segment

SEK m.	2006	2005
Defence and Security Solutions	13,654	5,300
Systems and Products	18,950	16,325
Aeronautics	20,440	21,970
Corporate	12	163
Internal	-1,957	-1,560
Total	51,099	42,198

The order backlog at year-end was SEK 51,099 m. (42,198). Foreign orders account for 77 percent (75) of the backlog. Of the increase totaling SEK 8,901 m., approximately SEK 3,000 m. relates to the acquisition of Ericsson Microwave Systems.
The order backlog includes:

- Gripen to Sweden and on export
- Airborne early warning systems
- Active and passive countermeasure systems
- Missile systems for air, sea and land
- Structures and subsystems for Airbus and Boeing
- Anti-tank systems
- Command and control, avionics and fire control systems
- Radar systems
- Signature management systems

Sales

Group sales rose to SEK 21,063 m. (19,314) year-to-year, an increase of 9 percent. Organic growth was approximately 3 percent adjusted for the acquisition of Saab Grintek, which is included for twelve months in 2006 compared with seven months in 2005, and the acquisition of Saab Microwave Systems on September 1, 2006. Organic growth was slightly lower than expected, mainly due to a delayed order.

Of sales, 79 percent (82) related to the defence market. Sales in foreign markets amounted to SEK 13,714 m. (10,773), exceeding revenue in the Swedish home market and accounting for 65 percent (56) of total sales. Exports from the Group's Swedish companies totaled SEK 10,075 m. (7,912). The Group's exports to the EU market amounted to SEK 5,735 m. (5,012) and total sales in the EU, excluding Sweden, were SEK 6,080 m. (5,420).

Sales by geographic market

SEK m.	2006	% of sales	2005	% of sales	Change
Sweden	7,349	35	8,541	44	-1,192
Rest of EU	6,080	29	5,420	28	660
Rest of Europe	292	1	343	2	-51
Total, Europe	13,721	65	14,304	74	-583
North America	1,746	8	1,608	8	138
Latin America	57	-	83	-	-26
Asia	1,757	8	684	4	1,073
Australia, etc.	975	5	1,195	6	-220
Africa	2,807	14	1,440	8	1,367
Total	21,063	100	19,314	100	1,749

Sales in the EU mainly relate to Germany, the UK, Hungary and France. Sales of SEK 2,807 m. in Africa mainly relates to Saab Grintek and Saab Aerosystems in South Africa.

Sales by business segment

SEK m.	2006	2005	Change
Defence and Security Solutions	8,028	6,303	27.4%
Systems and Products	8,580	7,397	16.0%
Aeronautics	6,010	6,775	-11.3%
Corporate	204	82	
Internal	-1,759	-1,243	
Total	21,063	19,314	9.1%

Sales for Defence and Security Solutions rose to SEK 8,028 m. (6,303), an increase of 27 percent. The increase is mainly due to the fact that Saab Grintek is included for twelve months in 2006 compared with seven months on 2005 and that the new business unit Saab Surveillance Systems started operations. For other business units within Defence and Security Solutions, sales rose year-to-year. Foreign markets accounted for 55 percent (48) of sales.

Sales for Systems and Products rose to SEK 8,580 m. (7,397), an increase of 16 percent. The increase was positively affected by the acquisition of Saab Microwave Systems on September 1, 2006. Saab Barracuda increased through higher volumes in the U.S. market, and Saab Bofors Dynamics rose mainly through higher volumes for NLAW and Carl-Gustaf. Saab Avitronics, Saab Space and Saab Underwater Systems were in line with the previous year, while volumes for Saab

Training Systems were lower. Foreign markets accounted for 70 percent (67) of sales.

Aeronautics' sales decreased to SEK 6,010 m. (6,775). Sales for Saab Aerosystems decreased due to a delayed order and lower sales for the Swedish Gripen program. Of total sales, 47 percent (59) relates to the Swedish market, including the delivery of 10 (16) Gripen in batch 3. In all, 36 Gripen are still to be delivered to Sweden and South Africa, as well as six to Hungary. Saab Aerostructures' sales were in line with the previous year, and sales to Airbus amounted to approximately SEK 450 m.

Income, margin and profitability

Operating income amounted to SEK 1,745 m. (1,652), corresponding to a margin of 8.3 percent (8.6). Structural costs affected operating income by SEK 445 m. (321). Excluding structural costs, the margin was 10.4 percent (10.2). Income before structural costs amounted to SEK 2,190 m. (1,973).

Income statement

SEK m.	2006	2005
Sales	21,063	19,314
Cost of goods sold	-15,775	-15,003
Gross income	5,288	4,311
Margin	25.1%	22.3%
Other operating income	330	322
Marketing expenses	-1,646	-1,203
Administrative expenses	-1,279	-1,132
Research and development costs	-805	-552
Other operating expenses	-165	-159
Share in income of associated cos.	22	65
Operating income[1]	1,745	1,652
Margin	8.3%	8.6%
Share in income of associated cos.	-28	-20
Financial income and expenses	-24	-81
Income before taxes	1,693	1,551
Taxes	-346	-352
Net income for the year	1,347	1,199
Of which Parent Company shareholders' interest	1,300	1,189
Of which minority interest	47	10
Earnings per share before and after dilution, SEK[2]	11.91	10.89
[1] Includes depreciation, amortization and impairments of	-1,056	-949
of which depreciation of lease assets	-282	-419
[2] Average number of shares	109,150,344	109,150,344

The gross margin improved compared with the previous year to 25.1 percent (22.3). In recent years, Saab has focused on improved gross margins, and in 2006 all business segments improved their margins before structural costs.

As a whole, administrative and marketing expenses were SEK 590 m. higher than the previous year, mainly due to higher administrative expenses attributable to acquired companies. Marketing expenses, which often vary over time, were slightly higher and were also affected by acquired companies. The year's internally funded investments in research and development amounted to SEK 981 m. (737) which of SEK 805 m. (552) has been charged to operating income for the year, including amortization and impairments of SEK 287 m. (107). Of the year's expenditures, a total of SEK 463 m. (292) has been capitalized. Other operating income during present and previous years includes capital gains, currency gains and results from secondary activities. The capital gain on the sale of the subsidiary Saab Metech amounted to SEK 180 m. (238). Other operating expenses consist of exchange rate differences. The share of income in associated companies primarily relates to after-tax income in Hawker Pacific and Caran Saab Engineering.

Net financial income and expenses amounted to SEK -52 m. (-101), of which the share in income of associated companies held as financial assets amounted to SEK -28 m. The average return on external investments was 1.76 percent (2.37). Project interest from unutilized advanced payments reduced the financial net by SEK 101 m. (64) and is recognized as gross income. Income after financial items amounted to SEK 1,693 m. (1,551).

Current and deferred taxes amounted to SEK -346 m. (-352), which means that the effective tax rate was 20.4 percent (22.7). The low tax rate is mainly due to tax-exempt revenue and previously unutilized tax loss carryforwards.

Net income for the year was SEK 1,347 m. (1,199), of which the minority interest amounts to SEK 47 m. (10). Earnings per share for the Parent Company's shareholders' interest amounted to SEK 11.91 (10.89).

The pre-tax return on capital employed was 14.5 percent (14.6) and the after-tax return on equity was 13.8 percent (13.5).

To increase transparency in reporting, operating income is reported by business segment with and without structural costs totaling SEK 445 m. (321).

Provisions for structural costs are divided by line item in the income statement. Structural costs of SEK 377 m. (192) are included in gross income, SEK 68 m. (47) in administrative and marketing expenses, and SEK 0 m. (82) in other operating expenses.

Structural costs primarily relate to the costs to adapt resources and changeover costs.

Operating income by business segment

SEK m.	2006	% of sales.	2005	% of sales
Defence and Security Solutions	875	10.9	635	10.1
Systems and Products	631	7.4	818	11.1
Aeronautics	190	3.2	144	2.1
Corporate	49	-	55	-
Total	1,745	8.3	1,652	8.6

Operating income by business segment with structural costs reported separately

SEK m.	2006	% of sales.	2005	% of sales
Defence and Security Solutions	933	11.6	679	10.8
Systems and Products	876	10.2	862	11.7
Aeronautics	281	4.7	271	4.0
Corporate	100	-	161	-
Subtotal	2,190	10.4	1,973	10.2
Structural costs	-445	-	-321	-
Total	1,745	8.3	1,652	8.6

Depreciation/amortization by business segment

SEK m.	2006	2005
Defence and Security Solutions	131	102
Systems and Products	392	172
Aeronautics	128	124
Corporate - lease assets	282	419
Corporate - other	123	132
Total	1,056	949

Operating income for Defence and Security Solutions amounted to SEK 875 m. (635), with a margin of 10.9 percent (10.1). The income improvement was mainly due to higher volume for Saab Grintek, which was included for the full-year 2006, and the new business unit Saab Surveillance Systems. Structural costs amounted to SEK 58 m. (44).

Operating income for Systems and Products decreased to SEK 631 m. (818) with an operating margin of 7.4 percent (11.1). The decrease in operating income is due to higher structural costs, which amounted to SEK 245 m. (44), of which Saab Microwave Systems accounted for approximately SEK 200 m., and to write-downs in certain programs. Operating income before structural costs were in line with the previous year for most business units. Income for Saab Training Systems decreased due to lower volumes.

Operating income for Aeronautics improved to SEK 190 m. (144). Income for both 2006 and 2005 was charged with cost increases and write-downs of certain programs. Structural costs of SEK 91 m. (127) were charged to income. The operating margin was 3.2 percent (2.1). Excluding structural costs, the margin was 4.7 percent (4.0).

Corporate reported operating income of SEK 49 m. (55). Income was positively affected by a gain of SEK 180 m. on the sale of the subsidiary Saab Metech. In the previous year, capital gains on the sale of subsidiaries and associated companies amounted to SEK 238 m. Structural costs amounted to SEK 51 m. (106), of which environmental commitments accounted for SEK 0 m. (82). Corporate consists of shared Group expenses, income and expenses attributable to support operations, trading, results from certain operating companies and results in connection with liquidations. Consequently, results can vary between periods. Results from leasing operations for the Saab 340 and Saab 2000 fleet, which are reported in Corporate, had no impact on income during the year.

FINANCIAL POSITION AND LIQUIDITY

Balance sheet

SEK m.	12/31/2006	12/31/2005
ASSETS		
Fixed assets		
Intangible fixed assets	7,821	3,222
Tangible fixed assets	4,295	4,208
Lease assets	2,417	4,077
Biological assets	230	217
Investment properties	66	62
Shares in associated companies	270	316
Financial investments	122	128
Long-term receivables	991	1,090
Deferred tax receivables	362	319
Total fixed assets	16,574	13,639
Current assets		
Inventories	4,957	3,962
Financial instruments	538	434
Tax assets	146	93
Accounts receivables	3,324	3,017
Prepaid expenses and accrued income	652	608
Other receivables	5,053	2,578
Short-term investments	0	4,624
Cash and marketable securities	1,393	1,574
Total current assets	16,063	16,890
Non-current assets held for sale	134	65
Total assets	**32,771**	**30,594**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Parent Company's shareholders' interest	9,802	9,179
Minority interest	223	314
Total shareholders' equity	10,025	9,493
Long-term liabilities		
Long-term interest-bearing liabilities	590	739
Lease obligations	245	665
Other long-term liabilities	342	388
Provisions for pensions	412	2,939
Other provisions	1,961	2,214
Deferred tax liabilities	789	28
Total long-term liabilities	4,339	6,973

Current liabilities		
Short-term interest-bearing liabilities	1,064	315
Advance payments from customers	3,642	3,528
Accounts payable	1,422	1,263
Lease obligations	212	858
Financial instruments	172	365
Tax liabilities	298	167
Other liabilities	1,115	827
Accrued expenses and deferred income	9,371	6,152
Provisions	1,109	616
Total current liabilities	18,405	14,091
Liabilities for non-current assets held for sale	2	37
Total liabilities	22,746	21,101
Total shareholders' equity and liabilities	**32,771**	**30,594**

Goodwill and other intangible fixed assets amounted to SEK 7,821 m. (3,222). The increase relates to the acquisition of Ericsson Microwave Systems. Goodwill amounted to SEK 3,294 m. (1,777) and is largely attributable to the acquisition of Celsius in 2000 and the acquisition of Ericsson Microwave Systems. The remaining goodwill mainly relates to the acquisitions of Saab Grintek, Saab Avitronics and Combitech Systems. As of 2004, goodwill is no longer amortized and instead is tested annually for impairment. In 2006, no impairment losses were identified. Intangible fixed assets also consist of acquired product development/technology and customer relations, and capitalized development expenses for the export version of Gripen, radar jamming systems and missile systems. Intangible fixed assets are amortized over their estimated periods of use with the exception of capitalized development expenses, which are amortized over the estimated sales volume. Amortization and impairments for the year amounted to SEK 379 m. (140), of which the amortization of capitalized product development amounted to SEK 287 m. (107).

Property, plant and equipment are used in core operations. Investment properties refer to properties leased to outside parties and valued at estimated fair value. Investment properties are not depreciated; instead realized and unrealized changes in value are recognized through profit or loss. Biological assets consist of forest assets. Changes in fair value are included in profit. Lease assets primarily relate to the leasing fleet of regional aircraft. During the year, 45 aircraft were sold.

Long-term interest-bearing receivables primarily consist of receivables from asset sales. Shares in associated companies include the shares in Hawker Pacific, Eurenco and Wah Nobel. Deferred tax assets mainly relate to unutilized tax deductions for provisions and unutilized tax loss carryforwards.

Inventories are reported after deducting utilized advances. Other receivables primarily relate to receivables from customers (after deducting utilized advances) and receivables from divested financial assets.

Non-current assets held for sale refer to real estates and a small business currently for sale.

Provisions for pensions decreased due to the establishment of the Saab Pension Fund, which was capitalized with SEK 2,536 m. during the year. In September, it took over the pension fund previously managed by Carnegie, which had a market value of SEK 551 m. at takeover. The market value of the Saab Pension Fund at year-end was SEK 3,234 m.

Future pension obligations have been restated to reflect a change in actuarial assumptions. Total pension obligations amounted to SEK 4,449 m. as of December 31, and assets under management totaled SEK 3,481 m. The cumulative unreported actuarial loss amounted to SEK 556 m. (443), which means that provisions for pensions amounted to SEK 412 m. (2,939).

Deferred tax liabilities refer to temporary differences between the carrying amount of assets and liabilities and their value for tax purposes. Other provisions mainly consist of future commitments. Lease obligations refer to liabilities for regional aircraft.

Liquidity and finance

Compared with the beginning of the year, cash, marketable securities and short-term investments, less liabilities to credit institutions, decreased by SEK 5,405 m. As a result, the Group has net debt of SEK 261 m., against net liquidity of SEK 5,144 m. at the beginning of the year. The Group's net liquidity, including interest-bearing receivables and after deducting provisions for pensions, amounted to SEK 605 m., compared with SEK 2,856 m. at the beginning of the year. The decrease in 2006 is due to the capitalization of the Saab Pension Fund by approximately SEK 2.5 billion during the first quarter of 2006 and the acquisition of Ericsson Microwave Systems in September 2006, resulting in a net outflow of approximately SEK 3.2 billion. The equity/assets ratio was 30.6 percent, against 31.0 percent at the beginning of the year. Shareholders' equity related to the Parent Company's shareholders amounted to SEK 9,802 m., compared with SEK 9,179 m. at the beginning of the year, or SEK 89.80 per share (84.10).

Condensed subdivided balance sheet as of December 31, 2006

SEK m.	Saab	Saab Aircraft Leasing	Eliminations	Saab Group
Assets				
Intangible fixed assets	7,821	-	-	7,821
Tangible fixed assets	4,591	-	-	4,591
Lease assets	-	2,417	-	2,417
Long-term interest-bearing receivables	508	-	-	508
Shares etc.	1,866	-	-1,500	366
Deferred tax assets	303	59	-	362
Inventories	4,952	5	-	4,957
Short-term interest-bearing receivables	770	-	-	770
Other receivables	8,773	813	-	9,586
Cash and marketable securities	1,290	103	-	1,393
Total assets	30,874	3,397	-1,500	32,771
Shareholders' equity and liabilities				
Shareholders' equity	10,030	1,495	-1,500	10,025
Provisions for pensions	412	-	-	412
Provisions for deferred taxes	789	-	-	789
Other provisions	2,407	663	-	3,070
Interest-bearing liabilities	1,654	-	-	1,654
Lease obligations	-	457	-	457
Advance payments from customers	3,642	-	-	3,642
Other liabilities	11,940	782	-	12,722
Total shareholders' equity and liabilities	30,874	3,397	-1,500	32,771

Cash flow

Operating cash flow amounted to SEK -1,900 m. (2,645) during the period and was distributed between cash flow from core operating activities of SEK 765 m. (2,704), the acquisition of Ericsson Microwave Systems SEK -3,181 m., other acquisitions SEK -222 m. (-293), divestments of subsidiaries and associated companies SEK 620 m. (257) and the regional aircraft business SEK 118 m. (-23). During the year, a net of 45 Saab 340 were sold, due to which working capital decreased and cash flow from investing activities was affected positively.

Statement of cash flows / operating cash flow

SEK m.	2006	2005
Cash flow from operating activities		
Income after financial items	1,693	1,551
Adjustments for items not affecting cash flow	1,454	1,242
Tax paid	-115	-110
Cash flow from operating activities before changes in working capital	3,032	2,683
Working capital		
Inventories	-767	356
Current receivables	-1,700	-43
Advance payments from customers	-853	481
Lease obligations	-832	-1,022
Other current liabilities	2,290	417
Provisions	-201	-331
Change in working capital	-2,063	-142
Cash flow from operating activities	969	2,541
Investing activities		
Investments in intangible fixed assets	-530	-293
Investments in tangible fixed assets	-433	-296
Disposal of tangible fixed assets	31	37
Disposal of lease assets	823	690
Acquisition of companies	-3,403	-293
Disposal of subsidiaries	219	257
Disposal/acquisition of shares etc.	424	2
Cash flow from investing activities	-2,869	104
Operating cash flow	**-1,900**	**2,645**

Specification of operating cash flow 2006

SEK m.	Saab	Acquisitions/ divestments	Saab Aircraft Leasing	Saab Group
Cash flow from operating activities before changes in working capital	2,753	-	279	3,032
Inventories	-753	-	-14	-767
Receivables	-1,806	-	106	-1,700
Advance payments from customers	-853	-	-	-853
Lease obligations	-	-	-832	-832
Other liabilities	2,433	-	-143	2,290
Provisions	-99	-	-102	-201
Cash flow from operating activities	1,675	0	-706	969
Investments in intangible fixed assets	-530	-	-	-530
Investments in tangible fixed assets	-433	-	-	-433
Sale of tangible fixed assets	30	-	1	31
Sale of lease assets	-	-	823	823
Investments in subsidiaries	-	-3,403	-	-3,403
Sale of subsidiaries	-	219	-	219
Sale of and investment in shares, etc.	23	401	-	424
Cash flow from investing activities	-910	-2,783	824	-2,869
Operating cash flow	**765**	**-2,783**	**118**	**-1,900**

For a reconciliation between operating cash flow and cash flow for the year, see Note 46.

Operating cash flow by business segment

SEK m.	2006	2005
Defence and Security Solutions	619	539
Systems and Products	-33	485
Aeronautics	-71	1,570
Corporate	-2,415	51
Total	-1,900	2,645

Capital employed by business segment

SEK m.	2006	2005
Defence and Security Solutions	4,663	4,095
Systems and Products	7,523	4,191
Aeronautics	2,158	1,676
Corporate	-2,253	3,525
Total	12,091	13,487

Financial objectives – goal fulfillment

Saab's long-term financial objectives are unchanged: 5 percent organic growth and an operating margin of 10 percent. Our efforts to become even more efficient in order to create higher profitability are being further intensified. We are now working with several programs designed to increase cost efficiencies, improve monitoring and achieve smoother, more uniformed business processes. The return on equity objective is 15 percent based on current interest rates. The equity/assets ratio should exceed 30 percent.

Percent	Target	2006	2005
Operating margin	10.0	8.3	8.6
Operating margin before depreciation, amortization and impairment excluding leasing	15.0	12.0	11.3
Return on equity	15.0	13.8	13.5
Equity/assets ratio	30.0	30.6	31.0

Outlook for 2007

For 2007, growth is expected to be in line with 2006, while the operating margin including structural costs will be slightly higher than 2006.

CAPITAL EXPENDITURES, RESEARCH AND DEVELOPMENT, AND PERSONNEL

Capital expenditures

The Group's gross capital expenditures for property, plant and equipment, excluding lease assets, amounted to SEK 433 m. (296).

Gross capital expenditures

SEK m.	2006	2005
Defence and Security Solutions	86	82
Systems and Products	131	128
Aeronautics	109	47
Corporate	107	39
Total	433	296

Research and development

To maintain a leading position in its businesses, Saab devotes considerable resources to research and development, where some 2,700 people are employed. Investments in research and development are primarily made for customers in the business segments Systems and Products and Aeronautics. Total research and development costs for the year amounted to SEK 3,537 m. (3,546), of which SEK 2,556 m. (2,809) relates to customer-funded development.

Research and development expenditures

SEK m.	2006	2005
Defence and Security Solutions	745	544
Systems and Products	1,526	1,760
Aeronautics	1,266	1 ,242
Corporate	-	-
Total	3,537	3,546
As percent of sales	17	18

Internally financed development during the year mainly related to the Gripen system, though also to further development of electronic warfare and missile systems. Under certain circumstances, development costs are capitalized and, in such cases, are classified as intangible fixed assets. Capitalization for the year amounted to SEK 463 m. (292). After the year's amortization of SEK 287 m. (107), acquisitions of SEK 2,000 m. (75), translation differences, etc., the closing balance of capitalized development costs amounts to SEK 3,561 m. (1,408).

Personnel

At year-end, the Group had 13,577 employees, against 12,830 at the beginning of the year. The number of employees in the acquired companies Ericsson Microwave Systems AB and Maersk Data Defence A/S was 1,203 and 185, respectively, at year-end. The number of employees, after adjusting for acquisitions and divestments, declined by 404 during the year.

Personnel by business segment

Number at end of period	2006	2005	Change
Defence and Security Solutions	4,843	4,737	106
Systems and Products	5,197	4,168	1,029
Aeronautics	2,904	3,189	-285
Corporate	633	736	-103
Total	13,577	12,830	747

Competence development

The overall purpose of Saab's human resource work is to support its business and continued development. Personnel issues are a natural aspect of Saab's strategic work and therefore are an important factor if Saab is to reach its operating objectives. Diversity and an open climate create an organization where creativity and innovation can flourish. Ingredients that are vital for Saab, where development is a must.

Internationalization also requires that employees have the experience and insight needed to be effective in a multicultural organization.

Saab therefore devotes a great deal of resources to an extensive and diverse range of leadership development programs for managers, prospective managers or specialists at all levels. Managers in the organization are responsible for identifying and nominating candidates for these programs. Special programs are also in place for younger employees, where the goal is to better plan their personal development while identifying their interests, talents, expectations and competencies.

For more senior employees, Saab offers an advanced leadership development program specially designed development-oriented managers and leaders. These programs are now being tailored to Saab's global operations.

Using performance reviews as a starting point, a continuous process is used to track and develop future leaders. Saab has a well-established management review process in which leadership resources, succession planning and so-called high potentials are monitored on a regular basis.

Saab feels it is important to understand and acknowledge the competitive advantages that diversity offers. One way is to increase the number of women in senior positions, which Saab is making a focused effort to achieve by coaching women for management roles using a system of mentors.

RISKS AND UNCERTAINTY FACTORS

Saab's operations primarily involve the development, production and supply of technologically advanced hardware and software to customers around the world. The international part of the business is growing. Projects generally entail significant amounts of money, long periods of time and the technological development or refinement of the product. In addition to customer and supplier relations, the international operations involve joint ventures and other operations with other industries as well as the establishment of operations abroad.

Operations entail significant risk-taking in various respects. The key risk areas are political, operating and financial risks. Various policies and instruments govern the management of significant risks. The following provides a general description of the risk areas with references to relevant notes to the financial statements.

Political risks

Saab provides systems and equipment that are classified as strategic products. Sales are regulated by national laws and ordinances that also include international agreements. Access to vital components and systems may also be subject to export restrictions and regulations of various kinds. Amendments to these rules are made periodically and affect Saab's business opportunities. The ability to create and maintain long-term customer relations is a critical issue for Saab, since some projects stretch over decades.

Another type of political risk entails the customer's ability to fulfill current contracts due to economic or political circumstances, such as natural disasters, an economic crisis, a shift in power or an embargo.

Saab manages political risks through various types of export guarantees, insurance solutions and other instruments. It is impossible, however, to avoid losing business opportunities or incurring damage if political risks are realized.

Operating risks

A number of significant areas have been identified with respect to operating risks, which are important in assessing the Group's results and financial position.

Long-term customer projects

As one of the world's leading high-technology companies, Saab's operations entail complex development projects on the leading edge of technology. Over the years, the Group has conducted significant development projects and managed the associated risks with great success. The Group applies the percentage-of-completion method to recognize revenue from long-term customer projects. An estimation of total costs is critical in this method. The outcome of technical and commercial risks may affect income.

Develop and introduce new systems and products

The Group invests significant amounts in the research and development of its own products and systems as well as acquisitions of technology. Its biggest systems are Gripen, missile systems and electronic warfare systems. One example of acquired technology is the world-leading radar technology obtained through the acquisition of Ericsson Microwave Systems AB. Investments in new systems and products are made after an analysis and assessment of future business opportunities. The competitive situation is complex, and success depends on the ability to offer cost-effective high technology solutions, though also in some cases on participation in the customer-country's economy through various forms of industrial cooperation.

Development costs are capitalized in accordance with established accounting principles. Amortization of capitalized development costs is scheduled over the estimated production volume or over an estimated period of use. Future business opportunities are periodically reassessed, which can lead to impairment losses. Capitalized development costs are shown in Note 16.

Successful divestment of leasing operations

Saab decided in 1997 to discontinue the manufacture of turboprop aircraft. As with other manufacturers, Saab had a business model that included lease financing in connection with aircraft sales. Saab's direct risk-taking in the leasing fleet has been managed primarily through various types of insurance. The leasing fleet is expected to be liquidated around 2020.

Saab's lease assets currently consist of 163 turboprop Saab 340 and Saab 2000 aircraft, as indicated in Note 18. Of the fleet, 64 are financed through US leverage leases and the rest are recognized as assets in the balance sheet. Of the 163 aircraft, three are financed through non-recourse loans and will be returned in 2007, while one aircraft is uninsured. The rest are covered by insurance from the Export Credits Guarantee Board in Sweden (42 aircraft) and other insurers (117 aircraft). The market for turboprop aircraft remains sluggish despite a slight improvement in 2006. Saab currently receives compensation under the guarantees issued by the Export Credits Guarantee Board. It is likely that coverage from other insurers will be suspended in the foreseeable future. The creditworthiness of the various insurers is good and stable.

Business combinations

Besides growing organically, the Group acquires businesses, usually to strengthen a market position or to ensure access to critical technology. To produce the return on investment it expects, Saab devotes great effort to planning the integration of the acquired business into the Group. A well-planned and implemented integration is essential if the value assigned to the acquired business in the acquisition calculation is going to correspond to its future earning capacity.

In connection with business combinations (cash-generating units), an acquisition analysis is prepared, where cost as compared with the fair value of acquired assets and liabilities. The difference is booked as goodwill. The estimated goodwill value is periodically reassessed through an estimation of the cash-generating unit's future earning capacity. A significant discrepancy compared with assumptions about future earning capacity can lead to impairment losses. Goodwill is reported in Note 16.

Financial risks

Financial risks primarily relate to foreign currency and interest rate risks as well as credit risks. Risk management is governed by a finance policy laid down by the Board of Directors. Overall responsibility for managing the Group's financial risks and developing models and principles for managing financial risks lies with the Corporate Treasury function.

Various financial derivatives such as forward exchange contracts, options and swaps are frequently used to manage and minimize financial risks. Forwards and interest rate swaps and options are used for interest risk management in the portfolio that manages intra-Group financing in different currencies and invests surplus liquidity in the fixed income market. Interest rate swaps in foreign currency are used to manage interest risks attributable to leasing operations. Currency options and forward contracts are mainly used to secure firm orders and projected cash flows. Financial risk management is described in more detail in Note 41.

Foreign currency risks

Foreign currency risk refers to the risk that fluctuations in exchange rates will affect the Group's income. Exchange rate fluctuations affect Saab's income and shareholders' equity in various ways. Income is affected when sales revenue and production costs are in different currencies (economic and transaction exposure). Income is also affected when the income, assets and liabilities of foreign subsidiaries are translated to Swedish kronor (translation exposure).

Saab's financial policy prescribes that the flow in foreign currency – the transaction exposure – for firm orders must be hedged. The purpose of this hedge is to ensure estimated gross margins in orders received. Exchange rate fluctuations, especially against the Swedish krona, over time, however, will impact Saab's competitiveness relative to competitors with a different currency exposure.

Interest risks

Saab is exposed to interest rate risks when the market value of certain balance sheet items (mainly the pension liability and leasing portfolio) is affected by changes in underlying interest rates as well as through the impact on interest income and interest expenses. Depending on the liquidity situation, Saab's income is directly affected by changes in market interest rates through a change in net financial items and through the impact on gross income of the interest rate effects on advance financing.

Liquidity management and financial credit risks
Liquidity management is handled centrally within the framework of an investment policy based on a benchmark with 80 percent government bonds and 20 percent mortgage bonds with certain deviations permitted in regard to duration and credit risk.

Refinancing risk
Refinancing risk refers to the risk that the company will not be able to meet its payment obligations due to insufficient liquidity or difficulty raising external loans. As of December 31, 2006, Saab had net liquidity of SEK -261 m. (5,144) after deducting liabilities to credit institutions and other interest-bearing liabilities of SEK 1,654 m. (1,054). In 2005, Saab signed a credit facility of SEK 4 billion to serve as back-up and short-term financing for acquisitions or as working capital, for example. The so-called club loan from eight banks expires in 2011. At year-end, the credit facility had not been utilized. Saab currently does not have a public rating.

Customer finance
Customer finance provides an important tool to market the company's products. Export customers increasingly demand financing. Normally, Saab works with banks and guarantee institutions to find various solutions to meet customers' needs. This often entails bank or supplier credits for the buyer. To limit risk exposure, the risks are sold on the market to banks and government guarantee institutions, such as the Export Credits Guarantee Board.

Pension obligations
The Group's pension obligations are substantial, as indicated in Note 37. In the calculation of pension obligations, future pension obligations are discounted to present value. The size of the liability is dependent on the choice of discount rate: a low interest rate produces a high liability, and vice versa. The Board of Directors decided in 2005 to allocate approximately SEK 2,500 m. to the Saab Pension Fund. This corresponded to the pension obligation according to FPG/PRI. The pension fund is not consolidated. The obligations of the companies that are part of the fund are calculated on an actuarial basis each year, after which a comparison is drawn with the fund's assets. Deficits according to such calculations may require Saab to contribute additional funds.

Insurance and non-financial risk management
For non-financial risks, active risk management is done by the business units, though also by procuring insurance. Centralized risk management ensures that Saab has an efficient process to identify, value and limit risks in order to prevent damage to operations. Insurance is procured on the market or through the Group's insurance company, Lansen Försäkrings AB.

ENVIRONMENTAL REPORT

Licensing requirements

Production of aircraft and aircraft components by the Parent Company, Saab AB, in the Tannerfors industial zone in Linköping is subject to licensing according to the Swedish Environment Code due to the surface treatment processes, manufacture of composite material, handling of chemical substances, airport operation and the size of the manufacturing facilities. The environmental impact of these operations primarily arises from emissions of organic solvents (VOC) into the atmosphere and of metals into waterways, the generation of industrial wastes and noise disturbing local surroundings. The operations subject to licensing predominantly entail manufacturing. The National Licensing Board for Environmental Protection granted the license for aircraft manufacture in 1990.

Saab AB has operations involving the manufacture of systems and aircraft equipment in Järfälla and Jönköping that are also subject to licensing according to the Environment Code. In Järfälla, the licensing requirement is due to surface treatment processes and the size of the manufacturing facilities. In Jönköping, the licensing requirement is due to oil consumption and the size of the manufacturing facilities. The environmental impact of these operations primarily arises from emissions of organic solvents (VOC) into the atmosphere and of metals into waterways. The operations in Jönköping subject to licensing predominantly entail manufacturing. The National Licensing Board for Environmental Protection granted the license for the Järfälla operations in 1990. The operations in Jönköping will be evaluated according to the Environment Code in 2007.

Saab also has operations subject to licensing according in Malmslätt, in the municipality of Linköping, as well as in Arboga due to surface treatment processes (Malmslätt) and to the size of the manufacturing facilities, firing range activities and the pretreatment of electronics (Arboga). The environmental impact of these operations primarily arises from emissions of organic solvents (VOC) into the atmosphere and of metals into waterways, as well as industrial wastes and noise. The operations subject to licensing in Malmslätt predominantly entail manufacturing. The license for the operations in Malmslätt was granted by the County Administrative Board in 1993, and the license for the operations in Arboga was granted by the County Administrative Board in 1994.

The operations carried on by Linköping City Airport are subject to licensing according to the Environment Code and are covered by the permit issued by the National Licensing Board for Environmental Protection in 1990 for Saab's collective operations in Tannefors industrial site in Linköping. This permit also covers the operations of Saab Bofors Dynamics and Saab Space in the same area, despite that they are not subject to licensing and notification requirements according to the Environment Code.

Saab Bofors Dynamics and Saab Bofors Testcenter carry on operations in Karlskoga that are subject to licensing according to the Environment Code. Saab Bofors Dynamics and Saab Underwater Systems carry on operations in Eskilstuna and Motala, respectively. In addition, Saab Barracuda AB carries on operations subject to licensing in Gamleby.

The environmental impact from subsidiaries subject to licensing primarily consists of emissions of VOC and from aircraft into the atmosphere, emissions of metals and deicing solvents into waterways, generation of industrial wastes and noise disturbing local surroundings.

Operations subject to notification requirements

Saab AB has operations in Kista and Östersund that are subject to notification requirements in accordance with the Environment Code. The Group also has operations subject to notification requirements in three Swedish subsidiaries: Saab Microwave Systems and Saab Space in Göteborg and Saab Training Systems in Huskvarna. The environmental impact of these operations is very limited.

Soil contamination

Saab surveys its operations and properties, historical and current, to assess the risk that Saab or its subsidiaries are exposed due to soil contamination. When contamination is identified, liability is investigated and an overall environmental risk assessment is made. Information on contaminated areas is documented on an ongoing basis.

In fiscal year 2005, Saab allocated provisions of SEK 82 m. to treat contaminated areas over a period of ten years. Remediation measures were implemented in Karlskoga in 2006 for approximately SEK 5 m. In 2007, needed remediation is estimated at SEK 16 m. for areas in Linköping, Karlskoga and Lindesberg. The cost to identify, classify and investigate contaminated areas is estimated at SEK 0.5 m. per year.

Chemicals, producer responsibility and climate issues

Saab works actively with climate issues in part by identifying its contribution to the greenhouse effect and in part by improving energy efficiency. A number of projects are conducted each year to improve efficiency in the use of electricity and heating energy.

PARENT COMPANY

Sales and income

The Parent Company includes the business units Saab Aerosystems, Saab Aerostructures and the Swedish units within Saab Systems, Saab Avitronics, Saab Aerotech and Saab Communication. Group staffs and Group support are included as well.

The Parent Company's sales amounted to SEK 10,940 m. (8,792). Operating income was SEK 571 m. (100).

Net financial income and expenses amounted to SEK 697 m. (368). Of the financial net, SEK 513 m. (-137) consists of Group contributions, dividends and write-downs of shares in subsidiaries. After appropriations of SEK 11 m. (39) and income tax of SEK -259 m. (-212), net income for the year amounted to SEK 1,020 m. (295).

Liquidity, investments and employees

The Parent Company's net debt amounted to SEK 3,963 m., compared with net liquidity of SEK 3,220 m. in the previous year. Gross capital expenditures in property, plant and equipment amounted to SEK 260 m. (103). At year-end, the Parent Company had 6,918 employees, compared with 5,070 at the beginning of the year.

Proposed dividend and share repurchase

The Board of Directors proposes that shareholders receive a dividend of SEK 4.25 (4.00) per share, or a total of SEK 464 m. (437), corresponding to 36 percent (37) of the Group's net income in 2006. April 17 has been proposed as the record date, and the dividend is expected to be distributed on April 20, 2007.

The Board of Directors will propose that the Annual General Meeting give the Board a mandate to repurchase up to 10 percent of the shares outstanding. The purpose of the authorization is to provide the Board with greater scope in working with the company's capital structure and enable acquisitions when considered appropriate. As proposed, the mandate would apply until the next Annual General Meeting. Repurchases may be effected over the stock exchange or through offerings to shareholders. It is also proposed that the Board's mandate include the possibility to transfer repurchased shares as allowed by current law.

Consolidated income statement

January 1 – December 31

SEK m.	Note	2006	2005
Revenue	3, 4	21,063	19,314
Cost of goods sold		-15,775	-15,003
Gross income		**5,288**	**4,311**
Other operating income	5	330	322
Marketing expenses		-1,646	-1,203
Administrative expenses		-1,279	-1,132
Research and development costs		-805	-552
Other operating expenses	6	-165	-159
Share in income of associated companies	21	22	65
Operating income		**1,745**	**1,652**
Share in income of associated companies	21	-28	-20
Financial income		114	228
Financial expenses		-138	-309
Net financial items	13	**-52**	**-101**
Income before taxes		**1,693**	**1,551**
Taxes	15	-346	-352
Net income for the year		**1,347**	**1,199**
Attributable to:			
Parent Company's shareholders		1,300	1,189
Minority interest		47	10
Earnings per share before and after dilution, (SEK)	34	11.91	10.89

FINANCIAL STATEMENTS

Consolidated balance sheet

as of December 31

SEK m.	Note	2006	2005
Assets			
Intangible fixed assets	16	7,821	3,222
Tangible fixed assets	17	4,295	4,208
Lease assets	18	2,417	4,077
Biological assets	19	230	217
Investment properties	20	66	62
Shares in associated companies	21	270	316
Financial investments	25	122	128
Long-term receivables	27	991	1,090
Deferred tax assets	15	362	319
Total fixed assets		**16,574**	**13,639**
Inventories	28	4,957	3,962
Derivatives	41	538	434
Tax assets		146	93
Accounts receivables	29	3,324	3,017
Prepaid expenses and accrued income	30	652	608
Other receivables	27	5,053	2,578
Short-term investments	25	-	4,624
Liquid assets	31	1,393	1,574
Total current assets		**16,063**	**16,890**
Non-current assets held for sale	32	**134**	**65**
TOTAL ASSETS		**32,771**	**30,594**

as of December 31

SEK m.	Note	2006	2005
Shareholders' equity	33		
Capital stock		1,746	1,746
Other capital contributions and other reserves		607	847
Retained earnings		7,449	6,586
Shareholders' equity attributable to Parent Company's shareholders		9,802	9,179
Minority interest		223	314
Total shareholders' equity		**10,025**	**9,493**
Liabilities			
Long-term interest-bearing liabilities	35	590	739
Lease obligations	18, 7	245	665
Other liabilities	39	342	388
Provisions for pensions	37	412	2,939
Other provisions	38	1,961	2,214
Deferred tax liabilities	15	789	28
Total long-term liabilities		4,339	6,973
Short-term interest-bearing liabilities	35	1,064	315
Advance payments from customers		3,642	3,528
Accounts payable		1,422	1,263
Lease obligations	18, 7	212	858
Derivatives	41	172	365
Tax liabilities		298	167
Other liabilities	39	1,115	827
Accrued expenses and deferred income	40	9,371	6,152
Provisions	38	1,109	616
Total current liabilities		18,405	14,091
Liabilities attributable to non-current assets held for sale	32	2	37
Total liabilities		**22,746**	**21,101**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**32,771**	**30,594**

For information on the Group's assets pledged and contingent liabilities, see Note 42.

Changes in shareholders' equity for the Group

as of December 31

SEK m.	Note	2006	2005
Shareholders' equity, opening balance	33	**9,493**	**8,221**
Effect of change in accounting principle		-	80
Items reported directly in shareholders' equity			
Translation differences for the year [1), 2)]		-365	326
Cash flow hedges [1), 2)]			
Reported directly in shareholders' equity		72	-108
Reversed through profit or loss		-6	10
Other changes in shareholders' equity			
Net income for the year [2)]		1,347	1,199
Transactions with shareholders			
Dividend to shareholders		-441	-409
Investments in and sale of operations with minority interests		-75	174
Shareholders' equity, closing balance		**10,025**	**9,493**
Attributable to:			
Parent Company's shareholders		9,802	9,179
Minority interest		223	314
1) Total items reported directly in shareholders' equity		-299	228
2) Total income and expenses for the year		1,048	1,427

Consolidated statement of cash flows

January 1 – December 31

SEK m.	Note	2006	2005
Operating activities			
Income after financial items		1,693	1,551
Establishment of pension fund		-2,566	-200
Adjustments for items not affecting cash flow		1,454	1,242
Income tax paid		-115	-110
Cash flow from operating activities before changes in working capital		466	2,483
Cash flow from changes in working capital			
Increase(–)/Decrease(+) in inventories		-767	356
Increase(–)/Decrease(+) in current receivables		-1,700	-43
Increase(+)/Decrease(–) in advance payments from customers		-853	481
Increase(+)/Decrease(–) in lease obligations		-832	-1,022
Increase(+)/Decrease(–) in other current liabilities		2,290	417
Increase(+)/Decrease(–) in provisions		-201	-331
Cash flow from operating activities		**-1,597**	**2,341**
Investing activities			
Investments in intangible fixed assets		-67	-1
Capitalized development costs		-463	-292
Investments in tangible fixed assets		-433	-296
Sale of tangible fixed assets		31	37
Investments in lease assets		-	-109
Sale of lease assets		823	799
Investments in and sale of financial assets		4,606	-1,598
Investments in subsidiaries, net effect on liquidity	8	-3,403	-293
Sale of subsidiaries, net effect on liquidity	8	219	257
Cash flow from investing activities		**1,313**	**-1,496**
Financing activities			
Loans raised		630	-
Amortization of loans		-	-36
Dividend paid to Parent Company's shareholders		-437	-409
Dividend paid to minority interest		-4	-4
Cash flow from financing activities		**189**	**-449**
Cash flow for the year	46	**-95**	**396**
Liquid assets at beginning of year		1,557	1,129
Exchange rate difference in liquid assets		-73	32
Liquid assets at year-end	46	**1,389**	**1,557**

For Saab's operating cash flow, see Note 46.

Quarterly information

SEK m.	JANUARY-MARCH 2006		2005		APRIL-JUNE 2006		2005	
Sales								
Defence and Security Solutions	1,738		1,261		1,934		1,600	
Systems and Products	1,482		1,546		1,879		1,874	
Aeronautics	1,591		1,280		1,534		1,552	
Corporate	69		25		49		18	
Internal sales	-569		-290		-251		-433	
	4,311		**3,822**		**5,145**		**4,611**	
Operating income								
Defence and Security Solutions	192	11.0%	113	9.0%	152	7.9%	175	10.9%
Systems and Products	143	9.6%	169	10.9%	239	12.7%	218	11.6%
Aeronautics	72	4.5%	97	7.6%	101	6.6%	-155	-10.0%
Corporate	142		-34		-88		-13	
	549	**12.7%**	**345**	**9.0%**	**404**	**7.8%**	**225**	**4.9%**
Net financial items	-16		-18		-1		-8	
Income after financial net	**533**		**327**		**403**		**217**	
Net income for the period	**428**		**232**		**301**		**154**	
Attributable to Parent Company's shareholders	**423**		**223**		**293**		**161**	
Earnings per share	**3.88**		**2.04**		**2.68**		**1.48**	
No. of shares, thousands	**109,150**		**109,150**		**109,150**		**109,150**	

SEK m.	JULY-SEPTEMBER 2006		2005		OCTOBER-DECEMBER 2006		2005	
Sales								
Defence and Security Solutions	1,913		1,409		2,443		2,033	
Systems and Products	1,417		1,297		3,802		2,680	
Aeronautics	1,233		1,391		1,652		2,552	
Corporate	49		15		37		24	
Internal sales	-352		-87		-587		-433	
	4,260		**4,025**		**7,347**		**6,856**	
Operating income								
Defence and Security Solutions	199	10.4%	98	7.0%	332	13.6%	249	12.2%
Systems and Products	106	7.5%	123	9.5%	143	3.8%	308	11.5%
Aeronautics	39	3.2%	87	6.3%	-22	-1.3%	115	4.5%
Corporate	25		66		-30		36	
	369	**8.7%**	**374**	**9.3%**	**423**	**5.8%**	**708**	**10.3%**
Net financial items	-12		-29		-23		-46	
Income after financial net	**357**		**345**		**400**		**662**	
Net income for the period	**250**		**245**		**368**		**568**	
Attributable to Parent Company's shareholders	**237**		**231**		**347**		**574**	
Earnings per share	**2.17**		**2.11**		**3.18**		**5.26**	
No. of shares, thousands	**109,150**		**109,150**		**109,150**		**109,150**	

Parent Company income statement

January 1 – December 31

SEK m.	Note	2006	2005
Revenue	3, 4	10,940	8,792
Cost of goods sold		-8,505	-7,411
Gross income		**2,435**	**1,381**
Marketing expenses		-784	-408
Administrative expenses		-601	-442
Research and development costs		-483	-352
Other operating income	5	59	18
Other operating expenses	6	-55	-97
Operating income		**571**	**100**
Result from financial items:	13		
Result from shares in Group companies		748	67
Result from shares in associated companies/joint ventures		22	362
Result from other securities and receivables held as fixed assets		-5	-6
Other interest income and similar items		144	234
Interest expenses and similar items		-212	-289
Income after financial items		**1,268**	**468**
Appropriations	14	11	39
Income before taxes		**1,279**	**507**
Taxes	15	-259	-212
Net income for the year		**1,020**	**295**

Parent Company balance sheet

as of December 31

SEK m.	Note	2006	2005
ASSETS			
Fixed assets			
Intangible fixed assets	16	63	28
Tangible fixed assets	17	2,309	1,672
Financial fixed assets			
Shares in Group companies	44	12,038	7,790
Receivables from Group companies	24	301	186
Shares in associated companies and joint ventures	23	392	252
Receivables from associated companies and joint ventures	24	15	14
Other long-term securities holdings	26	59	52
Other long-term receivables	27	63	72
Deferred tax assets	15	537	563
Total financial fixed assets		13,405	8,929
Total fixed assets		**15,777**	**10,629**
Current assets			
Inventories, etc.	28	4,010	2,233
Current receivables			
Accounts receivable	29	1,055	751
Receivables from Group companies		2,869	3,339
Receivables from associated companies and joint ventures		196	406
Tax assets		40	9
Other receivables	27	1,482	1,045
Prepaid expenses and accrued income	30	330	211
Total current receivables		5,972	5,761
Short-term investments		-	4,623
Cash and bank balances		701	895
Total current assets		**10,683**	**13,512**
TOTAL ASSETS		**26,460**	**24,141**

as of December 31

SEK m.	Note	2006	2005
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	33		
Restricted equity			
Capital stock		1,746	1,746
Revaluation reserve		740	630
Statutory reserve		543	543
Unrestricted equity			
Retained earnings		2,528	3,042
Net income for the year		1,020	295
Total shareholders' equity		6,577	6,256
Untaxed reserves	45	352	363
Provisions			
Provisions for pensions and similar commitments	37	160	1,900
Other provisions	38	1,526	1,534
Total provisions		1,686	3,434
Liabilities			
Liabilities to credit institutions	36	5	18
Liabilities to Group companies		9,088	5,570
Advance payments from customers		2,152	2,908
Accounts payable		777	466
Liabilities to associated companies and joint ventures		80	393
Tax liabilities		150	18
Other liabilities	39	603	498
Accrued expenses and deferred income	40	4,990	4,217
Total liabilities		17,845	14,088
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**26,460**	**24,141**

FINANCIAL STATEMENTS

Assets pledged and contingent liabilities for the Parent Company

as of December 31

SEK m.	Note	2006	2005
Assets pledged	42		
Chattel mortgages		1,751	2,101
Bonds and other securities		10	575
Real estate mortgages		-	388
Total assets pledged		**1,761**	**3,064**
Contingent liabilities	42		
Guarantees for subsidiaries' commitments to customers		8,426	6,749
Sureties for associated companies		55	392
Guarantees to insurance company (FPG)		67	65
Sureties, other		23	-
Total contingent liabilities		**8,571**	**7,206**

Changes in shareholders' equity for the Parent Company

as of December 31

SEK m.	Note	2006	2005
Shareholders' equity, opening balance	33	6,256	6,555
Items reported directly in shareholders' equity			
Revaluation of fixed assets		178	145
Group contributions		-611	-458
Tax effect of Group contributions		171	128
Other changes in shareholders' equity			
Net income for the year		1,020	295
Transactions with shareholders			
Dividend to shareholders		-437	-409
Shareholders' equity, closing balance		**6,577**	**6,256**

Parent Company statement of cash flows

January 1 – December 31

SEK m.	Note	2006	2005
Operating activities			
Income after financial items		1,268	468
Establishment of pension fund		-2,052	-
Adjustments for items not affecting cash flow		292	773
Income tax paid		-	-
Cash flow from operating activities before changes in working capital		-492	1,241
Cash flow from changes in working capital			
Increase(–)/Decrease(+) in inventories		-1,278	577
Increase(–)/Decrease(+) in current receivables		121	-544
Increase(+)/Decrease(–) in advance payments from customers		-801	15
Increase(+)/Decrease(–) in provisions		-143	-118
Increase(+)/Decrease(–) in other current liabilities		2,284	663
Cash flow from operating activities		**-309**	**1,834**
Investing activities			
Shareholders' contributions paid		-	-35
Investments in intangible fixed assets		-65	-
Investments in tangible fixed assets		-260	-103
Sale of tangible fixed assets		19	12
Investments in financial assets		-96	-1,438
Sale of financial assets		4,545	107
Investments in assets/liabilities		-112	-171
Investments in subsidiaries		-5,052	-475
Sale of subsidiaries		13	56
Cash flow from investing activities		**-1,008**	**-2,047**
Financing activities			
Change in receivables/liabilities, Group companies		1,162	223
Amortization of loans		-96	-80
Dividend paid to shareholders		-437	-409
Group contributions received		588	735
Group contributions paid		-94	-286
Cash flow from financing activities		**1,123**	**183**
Cash flow for the year	**46**	**-194**	**-30**
Liquid assets at beginning of year		895	925
Liquid assets at year-end	**46**	**701**	**895**

Notes to the financial statements

NOTE 1

ACCOUNTING PRINCIPLES

Operations

Saab AB is a Swedish limited company with its registered address in Linköping. The company's shares are listed on the OMX Stockholm Exchange's large cap list. The operations of Saab AB with its subsidiaries and associated companies (jointly referred to as Saab or the Group) are organized in three business segments and Corporate. The business segment Defence and Security Solutions provides technical support and services command and control systems and system-of-systems solutions. The business segment Systems and Products comprises the development and production of defence systems at various levels. The business segment Aeronautics includes both military and commercial operations and is dominated by the advanced Gripen program critical to Saab. Corporate comprises Group staffs and departments and peripheral operations. The leasing fleet of 163 Saab 340 and Saab 2000 aircraft is reported in Corporate. Saab has Europe as its main market, but has growing markets in Australia, South Africa and the U.S.

On February 15, 2007, the Board of Directors and the President approved this annual report for publication, and it will be presented to the Annual General Meeting on April 12, 2007 for adoption.

Conformity to standards and laws

The consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) as approved by the EU Commission for application within the EU. In connection with the transition from previously applied accounting principles to reporting according to IFRS, the Group has applied IFRS 1 as the standard to describe how the transition to IFRS is reported. Additionally, the Swedish Financial Accounting Council's recommendation RR 30:05 on complementary accounting rules for groups has been applied.

The annual report for Saab AB has been prepared according to the Annual Accounts Act, the Swedish Financial Accounting Council's recommendation RR 32:05 on reporting by legal entities and the pronouncements of the Swedish Emerging Issues Task Force. Differences between the accounting principles applied by Saab AB and the Group are the result of limitations in opportunities to apply IFRS by the Parent Company owing to the Annual Accounts Act, the Act on Safeguarding Pension Commitments and in certain cases current tax rules. The most significant differences are described below.

Assumptions in the preparation of the Parent Company's and the Group's financial reports

The Parent Company's functional currency is Swedish kronor (SEK), which is also the reporting currency for the Parent Company and for the Group. The financial reports are presented in SEK. All amounts, unless indicated otherwise, are rounded off to the nearest million.

Assets and liabilities are carried at historical cost, with the exception of certain financial assets and liabilities, investment properties and biological assets, which are carried at fair value. Derivatives are carried at fair value.

Non-current assets and disposal groups held for sale are carried at the lower of their carrying amount at the time they were classified as held for sale and fair value.

The preparation of financial reports in accordance with IFRS requires the Board of Directors and Management to make estimates and assumptions that affect the application of the accounting principles and the carrying amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are based on historical experience and knowledge of the industry that Saab operates in, and under current circumstances seem reasonable. The result of these estimates and assumptions is then used to determine the carrying amounts of assets and liabilities that otherwise are not clearly indicated by other sources. Actual outcomes may deviate from these estimates.

Estimates and assumptions are reviewed regularly, and the effect on carrying amounts is recognized through profit or loss.

Estimates made by the Board of Directors and Management in the adoption of accounting principles in compliance with IFRS that may have a significant impact on the financial reports as well as estimates that may necessitate significant adjustments in financial reports in subsequent years are described in more detail in Note 2.

The accounting principles described below for the Group have been applied consistently for all periods presented in the Group's financial reports, unless otherwise indicated below. The Group's accounting principles have been applied consistently in the reporting and in the preparation of the consolidated accounts.

Application of new accounting rules

The International Accounting Standards Board ("IASB") has issued and the EU has adopted IFRS 7 Financial Instruments: Disclosures effective for accounting periods beginning on or after 2007 as well as IFRS 8 Operating Segments effective for accounting periods beginning on or after 2009. In August 2005, amendments to IAS 1 Presentation of Financial Statements were published regarding additional disclosures of outside financing, etc. effective for accounting periods beginning on or after January 1, 2007.

IFRIC has issued the following interpretations, which have been adopted by the EU: IFRIC 7 Applying the Restatement Approach under IAS 29 effective for accounting periods beginning on or after March 1, 2006, IFRIC 8 Scope of IFRS 2 effective for accounting periods beginning on or after May 1, 2006, and IFRIC 9 Reassessment of Embedded Derivatives effective for accounting periods beginning on or after June 1, 2006. IFRIC has issued the following interpretations which have not been adopted by EU: IFRIC 10 Interim Financial Reporting and Impairment effective for accounting periods beginning on or after November 1, 2006, IFRIC 11 IFRS 2: Group and Treasury Share Transactions effective for accounting periods beginning on or after March 1, 2007, and IFRIC 12 Service Concession Arrangements effective for accounting periods beginning on or after January 1, 2008.

IFRIC 7-9 and IFRIC 11-12 are not applicable to the Group's operations.

For Saab's purposes, the amendments to IAS1, IFRS 7 and IFRIC 10 will be applied as of the fiscal year 2007 and IFRS 8 as of the fiscal year 2009. The amendments to IAS 1 are applied prospectively and will require additional disclosures of outside financing. IFRS 7 is applied prospectively and does not necessitate any changes in the recognition and valuation of financial instruments, although a number of additional disclosures will be added compared with the previous requirements according to IAS 32. IFRS 8 requires that reported segments and applied accounting principles are based on the management approach and that comparative figures are restated. In Saab's initial judgment, the application of IFRS 8 will not result in any significant differences compared with the requirements according to IAS 14. IFRIC 10 is applied prospectively and states that any impairment losses on goodwill and certain financial instruments in an interim period cannot be reversed in a subsequent interim period.

Segment reporting

Saab's primary segments are parts of the Group that supply goods or services (business segments) identifiable for reporting purposes. Secondary segments are based on geographic areas exposed to risks and opportunities that differ from each other.

Classification of assets and liabilities

Current assets and current liabilities consist of amounts that can be recovered or paid within twelve months of the closing day. Other assets and liabilities are recognized as fixed assets or long-term liabilities.

Consolidation principles

Group companies

Group companies are companies in which Saab AB has a decisive influence through a direct or indirect shareholding amounting to more than 50 percent of the votes or where the decisive influence has otherwise been obtained. A decisive influence means the right to determine a company's financial and operating strategies in order to obtain economic benefits. When determining whether a decisive influence exists, potential voting shares that can be exercised or converted without delay are taken into account.

Subsidiaries and acquired operations (business combinations) are recognized according to the purchase accounting method. This means that a business combination is treated as a transaction whereby the Group indirectly acquires the business's assets and takes over its liabilities and contingent liabilities. The Group's cost is determined through an acquisition analysis with regard to the acquisition of operating entities. Cost is comprised of the sum of the fair value of what of is paid in cash, through the assumption of liabilities or shares issued as well as costs directly attributable to the acquisition. This analysis also determines the fair value of acquired, identifiable assets and assumed liabilities and contingent liabilities. The difference between the cost of the subsidiary's shares and the fair value of acquired assets, assumed liabilities and contingent liabilities constitutes Group goodwill, which is recognized according to the section on intangible fixed assets. Acquisitions of minorities are recognized according to the modified parent company model, which means that assets and liabilities are not restated. The difference between cost and the carrying amount for the minority is recognized as additional goodwill.

The financial reports of Group companies are included in the consolidated accounts from the point in time when a decisive influence arises (acquisition date) until this influence ceases.

Special purpose entities (SPE) are included in the consolidated accounts when the economic significance of the business affiliation between a Group company and an SPE indicates that the former exercises a decisive influence over the latter. In determining whether the Group company exercises a decisive influence, consideration is given to whether the operations of the SPE are conducted in a predetermined manner. Consideration is also given to whether the Group company in practice has the right to the majority of the benefits in the SPE or when in practice it bears the majority of the risks associated with the SPE.

Associated companies

Associated companies are companies over which the Group has a significant (but not decisive) influence over operating and financial controls, usually through a shareholding of between 20 and 50 percent of the votes. From the point in time when the significant influence arises, the shares in the associated company are recognized according to the equity method in the consolidated accounts. The equity method is applied until the point in time when the significant influence ceases. The equity method means that the carrying value of the shares in the associated company corresponds to the Group's share of the company's equity based on an application of the Group's accounting principles as well as Group goodwill and any Group surplus or deficit values. "Share in income of associated companies" in the income statement comprises the Group's share of the net income after tax and minority interest of associated companies adjusted for any depreciation, impairment loss or dissolution of acquired surplus and deficit values determined in the same way as for operating acquisitions. Dividends received from the associated company reduce the carrying value of the investment.

If the Group's share of the accumulated deficit in an associated company exceeds the carrying value of the shares in the Group, the value of the shares is reduced to nil. Losses are also offset against long-term uncollateralized financial balances that in their economic significance represent part of the owner-company's net investment in the associated company. Subsequent losses are not recognized as a liability in the consolidated accounts as long as the Group has not issued any guarantees to cover losses arising in the associated company.

Joint ventures

Companies in which the Group, through a cooperative agreement with one of more parties, shares a decisive influence over operating and financial controls are recognized in the consolidated accounts according to the proportional method. For joint ventures, this means that the Group's share of the companies' revenue and expenses and its assets and liabilities is recognized in the consolidated income statement and balance sheet, respectively, based on application of the Group's accounting principles. This is done by combining Saab's share of revenue and expenses and assets and liabilities in the joint venture with the corresponding items in the consolidated accounts.

Eliminated transactions

Intra-Group receivables and liabilities, income or expenses, and gains or losses that arise from transactions between Group companies are eliminated in their entirety in the preparation of the consolidated accounts.

Gains that arise from transactions with associated companies and joint ventures are eliminated to an extent corresponding to the Group's ownership interest in the company. Losses are eliminated in the same way as gains, but only to the extent that there is no impairment.

Foreign currency

Functional currencies are the currencies in each primary economic environment where units of the Group conduct their operations.

Transactions and assets and liabilities in foreign currency

Transactions in foreign currency are recognized in the functional currency at the exchange rate on the transaction day. Monetary assets and liabilities are translated to the functional currency on the closing day at the exchange rate then in effect. Exchange rate differences that arise through these translations are recognized in the income statement. Non-monetary assets and liabilities recognized at historical cost are translated at the exchange rate on the transaction day. Non-monetary assets and liabilities recognized at fair value are translated to the functional currency at the rate in effect at the time of valuation at fair value. Changes in exchange rates are then recognized in the same way as other changes in value of the asset or liability.

Translation of financial reports of foreign operations to Swedish kronor

Assets and liabilities in operations with a functional currency other than Swedish kronor are translated to Swedish kronor at the closing day exchange rate. Revenue and expenses in foreign operations are translated to Swedish kronor at the average rate. Translation differences that arise through currency translations of foreign operations are recognized directly in shareholders' equity. The amount is recognized separately as a translation reserve in shareholders' equity.

The functional currency of the regional aircraft operations, comprising the Saab 340 and Saab 2000, is U.S. dollar (USD), which means that the balance sheet is carried at historical cost in USD and translated to Swedish kronor at the closing rate.

Revenue

Sales of goods

Revenue from the sale of goods is recognized through profit or loss when the significant risks and benefits associated with ownership have transferred to the buyer.

Service assignments

Revenue from service assignments is recognized when the services are rendered. Revenue from services rendered as part of fixed-price contracts is recognized in accordance with the principles that apply to long-term customer agreements; see below. Revenue is recognized only if it is likely that the economic benefits will accrue to the Group. If it is not likely that payment will be received, there is uncertainty with regard to the level of related expenses or the risk of returns that cannot be estimated, or if the Group retains a commitment usually associated with ownership, no revenue is recognized until these limitations and uncertainty factors cease.

Long-term customer agreements

A large part of the Group's operations comprises long-term customer agreements. When such agreements concern development and hardware that can be reliably calculated, revenue and expenditures attributable to the assignment are recognized in the consolidated income statement in relation to the assignment's stage of completion, i.e., according to the percentage of completion method.

An anticipated loss is recognized through profit or loss as soon as it is identified.

Recognized subcontracting revenue for which to the customer has not yet been invoiced is recognized as a receivable from that customer.

Operating expenses

The income statement is classified according to function as follows:

- Cost of goods sold comprises costs for material handling and manufacturing costs, including salary and material costs, purchased services, premises, and the depreciation/amortization and impairment of intangible and tangible fixed assets.
- Administrative expenses relate to expenses for the Board of Directors, Group Management and staff functions.
- Marketing expenses comprise expenses for the in-house sales organization, including sales companies, advertising and exhibits.
- Research and development costs are recognized separately and comprise the cost of new and continued product development as well as capitalized development costs; see below.
- Other operating income and expenses relate to secondary activities, exchange rate differences on items of an operating nature, changes in the value of derivatives of an operating nature and capital gains/losses on the sale of tangible fixed assets. Also included at the Group level are capital gains/losses on the sale of subsidiaries and associated companies.

Government grants

Government grants are recognized in the balance sheet as prepaid income when there is reasonable certainty that the grant will be received and that the Group will meet the conditions associated with the grant. Grants are systematically recognized in the income statement in the same way and over the same periods as the expenses for which the grants are intended to compensate. Government grants related to assets are recognized in the balance sheet as a reduction in the asset's carrying value.

Financial income and expenses

Financial income and expenses consist of interest income on bank balances, receivables and marketable securities, interest expenses on loans, dividends, exchange rate differences, unrealized and realized gains on financial investments and derivatives used in financial operations.

Intangible fixed assets

Goodwill

Goodwill is distributed among cash-generating units and tested annually for impairment. Goodwill arising through the acquisition of associated companies is included in the carrying value of the shares in the associated company.

In acquisitions where the cost is less than the net of the fair value of acquired assets, assumed liabilities and contingent liabilities, the difference is recognized directly through profit or loss.

Research and development

Expenditures for research undertaken in an effort to gain new scientific or technological knowledge are expensed when incurred.

Expenditures for development, where the research results or other knowledge is applied to new or improved products or processes, are recognized as an asset in the balance sheet from the time when the product or process in the future is expected to be technically and commercially usable and the company has sufficient resources to complete development and subsequently use or sell the intangible asset. The carrying value includes expenditures for material, direct expenditures for salaries and indirect expenditures that can reasonably and consistently be attributed to the asset. Other expenditures for development are recognized through profit for loss as an expense when they arise. Expenditures recognized in the balance sheet are carried at cost less accumulated amortization and any impairment loss.

Other intangible fixed assets

Other acquired intangible fixed assets are recognized at cost less accumulated amortization and impairment loss.

Expenditures for internally generated goodwill and internally generated trademarks are recognized through profit or loss when the cost arises.

Amortization

Amortization is recognized through profit or loss over the intangible fixed assets' estimated periods of use, provided such periods can be determined. Intangible fixed assets, excluding goodwill and other intangible fixed assets with indeterminate periods of use, are amortized from the day they are available for use. Estimated periods of use and amortization methods are as follows:

• Patents, trademarks and other technical rights	5–10 years, straight-line amortization
• Capitalized development expenditures	Amortized based on estimated production volume

Periods of use are tested annually and unfinished development work is tested for impairment at least once a year regardless of any indications of diminished value.

Tangible fixed assets

Tangible fixed assets are recognized as an asset in the balance sheet if it is likely that the future economic benefits will accrue to the Group and the cost of the asset can be reliably estimated.

Tangible fixed assets are recognized at cost after deducting accumulated depreciation and any impairment. Cost includes the purchase price and costs directly attributable to putting the asset into place and condition to be utilized in accordance with the purpose of the purchase. Examples of directly attributable costs included in cost are delivery and handling, installation, title and consulting services. Borrowing costs are not included in cost of produced fixed assets. Accounting principles for impairment are indicated below.

The cost of fixed assets produced by Saab includes expenditures for material, expenditures for employee benefits and, where applicable, other production costs considered directly attributable to the fixed asset.

The cost of tangible fixed assets includes estimated costs for disassembly and removal of the assets as well as restoration of the location or area where these assets are found.

In cases where tangible fixed assets consist of parts with different periods of use, these parts are treated as separate components of tangible fixed assets and depreciated based on their periods of use.

The carrying value of a tangible fixed asset is excluded from the balance sheet when the asset is sold or disposed of or when no future economic benefits are expected from its use. The gain or loss that arises on the sale or disposal is comprised of the difference between the sales price and the asset's carrying value less direct selling expenses. Such gains and losses are recognized as other operating income/expenses.

Incremental expenditures

Incremental expenditures are added to cost only if it is likely that the future economic benefits tied to the incremental expenditures will accrue to the company and the expenditures can be reliably estimated. All other incremental expenditures are recognized as costs in the period they arise.

The determining factor whether an incremental expenditure is added to cost is whether it relates to the replacement of identifiable components, or parts thereof. If so, the cost is capitalized. Even in cases where a new component is created, the expenditure is added to cost. Any undepreciated carrying value of replaced components, or parts of components, is disposed of and expensed in connection with the replacement. Repairs are expensed as incurred.

Lease assets

Lease assets mainly refer to Saab Aircraft Leasing's (SAL) fleet of 163 Saab 340 and Saab 2000. The fleet consists of 89 aircraft owned by legal entities within SAL and leased out via operating leases, eight aircraft leased in via finance leases to be leased out through operating leases, 64 aircraft leased in through operating leases and leased out through operating leases, and two aircraft with third-party guarantees.

Leasing is classified in the consolidated accounts as either finance or operating leasing. Finance leasing exists when the economic risks and benefits tied to ownership are essentially transferred to the lessee; otherwise it is operating leasing.

Assets leased via finance leases are recognized as an asset in the balance sheet. The present value of obligations to pay future leasing fees are recognized as long-term and current liabilities. Leased assets are depreciated over their period of use, while paid leasing fees are divided between interest expenses and amortization of the outstanding liability. Interest expenses are divided over the leasing period so that each reporting period is charged with an amount corresponding to a fixed interest rate for the liability recognized in each period. Variable fees are expensed in the periods they arise.

Operating leasing means that the leasing fee is expensed over the maturity of the lease on the basis of use, which may differ from what has been paid de facto as a leasing fee during the year.

For anticipated or established deficits according to current leases with respect to aircraft financing in SAL, provisions are allocated at an amount corresponding to the discounted present value of the estimated deficit. See also Note 7.

Borrowing costs

Borrowing costs directly attributable to the purchase, design or production of an asset that takes considerable time to prepare for its intended use or sale are expensed as they arise and therefore are not capitalized in the asset's cost.

Depreciation

Depreciation is booked on a straight-line basis based on the asset's cost less estimated residual value at the end of the period of use, over the asset's estimated period of use. Land is not depreciated. Component depreciation is applied, which means that a fixed asset consists of various components or parts, significants parts of which have different periods of use and are depreciated as a separate assets based on these periods of use.

Estimated periods of use:

• Operating properties	20–90 years
• Property, plant and equipment	5–10 years
• Tools, installations and computers	3–10 years
• Aircraft	20–25 years

Each asset's residual value and period of use are estimated annually. Periods of use are unchanged compared with the previous year.

Biological assets

Biological assets in the form of forests and land are carried at fair value after deducting estimated selling expenses. Fair value is based on the valuation of an independent appraiser.

Investment properties

Investment properties are properties held to earn rental income or for capital appreciation or a combination of both. Investment properties are carried in the balance sheet at fair value. Fair value is based on the valuation of an independent appraiser with recognized qualifications and adequate experience with properties in the location and category in question. As an alternative, the valuation is made by calculating net rental income, which then serves as the basis of a determination of fair value.

Non-current assets held for sale

When a non-current asset is classified as held for sale, it means that its carrying amount will be recovered primarily through a sale rather than through use.

Immediately before classification as held for sale, the recognized value of the assets is determined according to the Group's accounting principles. Upon initial classification as held for sale, non-current assets are recognized at the lower of their carrying amount and fair value less selling expenses. Certain balance sheet items are exempt from the valuation rules that apply. At each subsequent reporting date an impairment test is conducted.

Non-current assets are not depreciated/amortized after they are classified as held for sale.

Impairment

The carrying value of fixed assets, with the exception of assets stated at fair value, is tested on each closing day for any indication of impairment. If an indication exists, the asset's recoverable amount is calculated. A description of impairment principles for available-for-sale financial assets is provided below.

For goodwill and other intangible fixed assets with an indeterminate period of use and intangible fixed assets not yet ready for use, recoverable values are calculated annually.

The recoverable amount of an asset is the higher of its fair value less selling expenses and value in use. Value in use is measured by discounting future cash flows using a discounting factor that takes into account the risk-free rate of interest plus supplemental interest corresponding to the risk associated with the specific asset.

If essentially independent cash flows cannot be isolated for individual assets, the assets are grouped at the lowest levels where essentially independent cash flows can be identified (cash-generating units). An impairment loss is recognized when the carrying value of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are charged against the income statement.

Impairment losses attributable to a cash-generating unit (pool of units) are mainly allocated to goodwill, after which they are divided proportionately among other assets in the unit (pool of units).

When a decrease in the fair value of available-for-sale financial assets has previously been recognized in shareholders' equity and there is objective proof that an impairment loss is necessary, the cumulative loss recognized in shareholders' equity is transferred to profit or loss. The decrease in value recognized through profit or loss is the difference between cost and current fair value less any previously expensed impairment losses.

Impairment losses from other assets are reversed if a change has occurred in the assumptions that served as the basis for determining recoverable value. Impairment is reversed only to the extent the carrying value of the assets following the reversal does not exceed the carrying value that the asset would have had if the impairment had not been recognized, taking into account the depreciation or amortization that would have been recognized.

Impairment of goodwill is not reversed.

Financial assets and liabilities and other financial instruments

Financial instruments recognized in the balance sheet include, on the asset side, liquid assets, accounts receivable, shares and other equity instruments, loans receivable, bonds receivable and derivatives. Liabilities and shareholders' equity include trade accounts payable, debt and equity instruments in issue, loans payable and derivatives.

Financial instruments are initially recognized at cost, corresponding to the instrument's fair value plus transaction expenses for all financial instruments with the exception of those in the category financial assets at fair value through profit or loss. Subsequent measurement depends on how they are classified, as indicated below.

A financial asset or financial liability is recognized in the balance sheet when the company becomes party to the instrument's contractual terms. Accounts receivable are recognized in the balance sheet when an invoice has been sent. Liabilities are recognized when the counterparty has performed and there is a contractual obligation to pay, even if an invoice has not yet been received. Trade accounts payable are recognized when an invoice is received.

A financial asset is removed from the balance sheet when the rights in the agreement are realized, expire or the company loses control over them. The same applies to part of a financial asset. A financial liability is removed from the balance sheet when the obligation in the agreement has been discharged or otherwise extinguished. The same applies to part of a financial liability.

The acquisition or sale of financial assets is recognized on the transaction date, which is the day when the company committed to acquire or sell the asset.

On each reporting date, Saab evaluates whether there are objective indications that a financial asset or pool of financial assets is impaired. Financial assets and liabilities are offset and recognized as a net amount in the balance sheet when the there is legal right to a set-off and when there is an intent to settle the items with a net amount or to realize the asset and settle the liability at the same time.

Financial assets and liabilities are classified in one of the following categories:

FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Assets and liabilities in this category are carried at fair value with changes in value recognized through profit or loss. This category consists of two subgroups: financial assets and liabilities held for trading and other financial assets and liabilities that the company initially chose to recognize at fair value through profit or loss. A financial asset is classified as held for trading it is acquired for the purpose of selling in the near term. Derivatives are always recognized at fair value through profit or loss, unless hedge accounting is applied.

LIQUID ASSETS
Liquid assets consist of cash and cash equivalents, immediately accessible balances with banks and similar institutions, and short-term liquid investments with a maturity from acquisition date of less than three months, which are exposed to no more than an insignificant risk of fluctuation in value.

FINANCIAL INVESTMENTS
Financial investments comprise either financial fixed assets or short-term investments, depending on the intent of the holding. If the maturity or the anticipated holding period is longer than one year, they are considered financial fixed assets, and if it is shorter than one year they are short-term investments.

With recognition at fair value through profit or loss, changes in value are stated in financial income and expenses.

LOANS RECEIVABLE AND ACCOUNTS RECEIVABLE
Loans receivable and accounts receivables are financial assets that are not derivatives, have fixed payments and are not listed on an active market. Receivables arise when the company provides money, goods or services directly to the debtor without the intent to trade its claim. The category also includes acquired receivables. Assets in this category are recognized after acquisition at amortized cost. Amortized cost is determined based on the effective interest rate calculated on the acquisition date.

Accounts receivable are recognized at the amount expected to be received based on an individual valuation. Accounts receivable have a short maturity, due to which they are recognized at their notional amount without discounting. Impairment losses on accounts receivable are recognized in operating expenses.

Other receivables are receivables that arise when the company provides money without the intent to trade its claim.

OTHER FINANCIAL LIABILITIES
Liabilities classified as other financial liabilities are initially recognized at the amount received after deducting transaction expenses. After acquisition, the loans are carried at amortized cost, according to the effective rate method.

Trade accounts payable are classified in the category other financial liabilities. Trade accounts payable have a short expected maturity and are carried without discounting at their notional amount.

CALCULATION OF RECOVERABLE VALUE
The recoverable value of financial assets in the categories held-to-maturity investments, loans receivable and accounts receivable recognized at amortized cost is calculated using the present value of future cash flows discounted by the effective interest rate in effect when the asset was initially recognized. Assets with a maturity of less than one year are not discounted.

If a non-current asset held for sale requires impairment, any peviously accumulated decrease in value recognized directly against shareholders' equity is transferred to profit and loss.

Impairment of held-to-maturity investments and loans receivable and accounts receivable recognized at amortized cost is reversed if a subsequent increase in recoverable value can objectively be attributed to an event occurring after the impairment.

Derivatives and hedge accounting
Derivatives include forward exchange contracts, options and swaps utilized to cover risks associated with changes in exchange rates and exposure to interest rate risks. Derivatives are recognized at fair value upon acquisition and subsequently.

Derivatives with positive values are recognized as assets and derivatives with negative values are recognized as liabilities under the heading financial instruments in the balance sheet. Gains and losses on a derivative arising due to a change in fair value are recognized through profit or loss if the derivative is classified among financial assets and liabilities at fair value through profit or loss.

In hedge accounting, derivatives are classified as fair value hedges or cash flow hedges. The recognition of these hedging transactions is described below.

Hedge of forecast flows, hedge of Group's interest terms – cash flow hedges
Currency exposure from future forecast cash flows is hedged through forward exchange contracts or currency options. Derivatives that protect forecast cash flows are recognized in the balance sheet at fair value. Changes in value are recognized directly in shareholders' equity in the hedge reserve until the hedged cash flow meets the income statement, at which point the cumulative changes in value of the hedging instrument are transferred to profit or loss to meet and match the effects on earnings of the hedged transaction.

Interest rate exposure from future variable-rate liabilities is hedged with interest rate swaps. In its reporting, Saab applies cash flow hedging, which means that the change in value of the interest rate swap is recognized in the net gain or loss on cash flow hedges in shareholders' equity and is reported in financial income and expenses when transferred to profit or loss.

When the hedged future cash flow refers to a transaction capitalized in the balance sheet, the net gain or loss on cash flow hedges in equity is dissolved when the hedged item is recognized in the balance sheet. If the hedged item is a non-financial asset or a non-financial liability, the reversal from the net gain or loss on cash flow hedges in equity is included in the original cost of the asset or liability. If the hedged item is a financial asset or financial liability, the net gain or loss on cash flow hedges in equity reserve is gradually reversed through profit or loss at the same rate that the hedged item affects earnings.

When a hedging instrument expires, is sold or is exercised, or the company revokes the designation as a hedging relationship before the hedged transaction occurs and the forecast transaction is still expected to occur, the recognized cumulative gain or loss remains in the net gain or loss on cash flow hedges in equity in shareholders' equity and is recognized in the same way as above when the transaction occurs.

If the hedged transaction is no longer expected to occur, the hedging instrument's cumulative gains and losses are immediately recognized through profit or loss in accordance with principles described above for derivatives.

Hedge of contracted cash flows – fair value hedges
Currency exposure from future contracted cash flows is hedged with forward exchange contracts and currency options. In these hedges, the derivative is recognized at fair value in the balance sheet with regard to both the derivative itself and the contracted cash flow for the risk being hedged. The change in value of the derivative is recognized through profit or loss together with the change in value of the hedged item.

Hedge of currency exposure in assets and liabilities
Currency exposure from an asset or liability is hedged with forward exchange contracts. No hedge accounting is applied, due to which both the hedged item and hedging instrument are recognized at fair value with changes in value through profit or loss. Changes in the value of operations-related receivables and liabilities are recognized in operating income, while changes in value of financial receivables and liabilities are recognized in financial income and expenses.

Valuation principles
The fair value of listed financial assets is determined using market prices. Furthermore, Saab applies various valuation methods to determine the fair value of financial assets that are traded on an inactive market. These methods are based on the valuation of similar instruments, discounted cash flows or customary valuation methods such as Black-Scholes. See also Note 41.

Inventories
Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in continuing operations after deducting estimated expenses for completion and expenses incurred in selling.

Cost is calculated by applying the first-in first-out method (FIFO) and includes expenses to acquire inventory assets and bring them to their present location and condition. For manufactured goods and work in progress, cost includes a reasonable share of indirect expenses based on normal capacity.

For finished and semifinished goods, cost consists of direct manufacturing expenses and a reasonable share of indirect manufacturing expenses as well as expenses to customize goods for individual customers. Calculations take into account normal capacity utilization.

Dividends

The dividend proposed by the Board of Directors reduces earnings available for distribution and is recognized as a liability when the Annual General Meeting has approved the dividend.

Employee benefits

The Group has two types of pension plans: defined-contribution and defined-benefit pension plans.

Defined-contribution plans

In defined-contribution plans, pensions are based on the premiums paid. Obligations with regard to defined-contribution plans are expensed in the income statement when they arise.

Defined-benefit plans

In defined-benefit plans, pensions are based on a percentage of the recipient's salary. Saab has around ten types of defined-benefit plans. The predominant plan is the ITP plan, which accounts for approximately 5/6 of the total obligation. The second largest plan refers to the state-funded retirement pension and vested pensions in Affärsverket FFV when it was incorporated on January 1, 1991.

The Group's net obligation for defined benefit plans is calculated separately for each plan by estimating the future compensation that employees have earned through employment in present and previous periods. This compensation is discounted to present value. Saab has secured a portion of the obligation through provisions to a pension fund, and the fair value of the fund's assets is offset against the provision for the pension obligation at present value in the balance sheet. The discount rate to calculate the present value of the obligation corresponds to the interest rate on the closing day for a first-class corporate bond with a maturity corresponding to the pension obligation. When there is no active market for such corporate bonds, the market interest rate on government bonds with a similar maturity is used instead. The calculation is made by a qualified actuary using the projected unit credit method.

When the compensation terms in a plan improve, the portion of the increased compensation attributable to the employees' services in previous periods is expensed through the income statement on a straight-line basis over the average period until the compensation is fully vested. If the compensation is fully vested, an expense is recognized directly through the income statement.

The obligation is estimated on the closing day, and if the calculated amount deviates from the forecast commitment an actuarial gain or loss arises. All actuarial gains and losses as of January 1, 2004, the date of transition to IFRS, are recognized in shareholders' equity and other items in the balance sheet. For actuarial gains and losses that arise from the calculation of the Group's obligation for different plans after January 1, 2004, the so-called corridor rule is applied. This means that the portion of the cumulative actuarial gains and losses exceeding 10 percent of the higher of the commitments' present value and the fair value of assets under management is recognized over the expected average remaining period of employment of the employees covered by the plan. Actuarial gains and losses otherwise are not taken into account.

When the calculation leads to an asset, the carrying amount is limited to the lesser of the estimated asset and sum of unrecognized actuarial losses and unrecognized costs associated with employment in previous periods as well as the present value of future repayments from the plan or reduced future payments to the plan.

When there is a difference in how the pension cost is determined for a legal entity and the Group, a provision or receivable for the special employer's contribution arises based on this difference.

Severance

A provision is recognized in connection with termination of personnel only if the company is obligated to terminate an employment before the customary time, e.g., when compensation is paid in connection with a voluntary termination offer. In cases where the company terminates personnel, a detailed plan is drafted containing at the minimum the workplaces, positions and approximate number of individuals affected as well as compensation for each personnel category or position and a schedule for the plan's implementation.

Share-related compensation

No share-related compensation is currently paid by Saab.

Provisions

A provision is recognized in the balance sheet when the Group has a legal or informal obligation owing to an event that has occurred and it is likely that an outflow of economic resources will be required to settle the obligation and a reliable estimate of the amount can be made. Where it is important when in time payment will be made, provisions are estimated by discounting the forecast future cash flow at a pretax interest rate that reflects current market estimates of the time value of money and, where appropriate, the risks associated with the liability.

Guarantees

A provision for guarantees is normally recognized when the underlying products or services are sold if a reliable calculation of the provision can be made. The provision is based on historical data on guarantees for the products or similar products and an overall appraisal of possible outcomes in relation to the likelihood associated with these outcomes.

Restructuring

A provision for restructuring is recognized when a detailed, formal restructuring plan has been established and the restructuring has either begun or been publicly announced. No provision is made for future operating losses.

Soil remediation

In accordance with the Group's publicly announced environmental principles and applicable legal requirements, periodic estimates are made of Saab's obligations to restore contaminated soil. Anticipated future payments are discounted to present value and recognized as a provision.

Loss contracts

A provision for a loss contract is recognized when anticipated benefits are less than the unavoidable costs to fulfill the obligations as set out in the contract.

Contingent liabilities

A contingent liability exists if there is a possible commitment stemming from events whose occurrence is dependent on one or more uncertain future events as well as when there is a commitment that is not recognized as a liability or provision because it is unlikely that an outflow of resources will be required or the size of the obligation cannot be estimated with sufficient reliability. Information is provided as long as the likelihood of an outflow of resources is not extremely small.

Taxes

Income taxes consist of current tax and deferred tax. Income taxes are recognized through profit or loss unless the underlying transaction is recognized directly in shareholders' equity, in which case the related tax effect is also recognized in shareholders' equity.

Current tax is the tax paid or received for the current year, applying the tax rates that have been set or essentially set as of the closing day to taxable income and adjusting for current tax attributable to previous periods.

Deferred tax is calculated according to the balance sheet method based on temporary differences that constitute the difference between the carrying value of assets and liabilities and their value for tax purposes. Deductible temporary differences are not taken into account in the initial reporting of assets and liabilities in a transaction other than a business combination and which, at the time of the transaction, do not affect either the recognized or taxable result. Moreover, temporary differences are not taken into account if they are attributable to shares in subsidiaries and associated companies that are not expected to be reversed within the foreseeable future. The valuation of deferred tax is based on how the carrying amounts of assets or liabilities are expected to be realized or settled. Deferred tax is calculated by applying the tax rates and tax rules that have been set or essentially are set as of the closing day.

Deferred tax assets from deductible temporary differences and tax loss carryforwards are only recognized to the extent it is likely that they will be utilized. The value of deferred tax assets is reduced when it is no longer considered likely that they can be utilized.

Significant differences between the Group's and the Parent Company's accounting principles

The Parent Company follows the same accounting principles as the Group with the following exceptions.

Segment reporting

The Parent Company's net sales are distributed by operating area and geographical markets. Other requirements for reporting by segment are not reported.

Associated companies and joint ventures

Shares in associated companies and joint ventures are recognized by the Parent Company according to the acquisition value method. Revenue includes only dividends received, provided that they stem from profits earned after acquisition. Dividends exceeding those earnings are considered a repayment of the investment and reduce the carrying value of the shares.

Intangible fixed assets

All development costs are recognized through profit or loss.

Tangible fixed assets

Tangible fixed assets are recognized after revaluation, if necessary. All leases are recognized according to the rules for operating leasing.

Investment properties

Investment properties are recognized according to acquisition cost method.

Non-current assets held for sale

The Parent Company applies the Group's accounting principle with the exception that the Parent Company depreciates non-current assets held for sale. Information on these non-current assets and discontinued operations is provided in a note.

Financial assets and liabilities and other financial instruments

The Parent Company carries financial fixed assets at cost less impairment and financial current assets according to the lowest value principal. If the reason for impairment has ceased, it is reversed.

Derivatives and hedge accounting

Derivatives that are not used for hedging are carried by the Parent Company according to the lowest value principal. For derivatives used for hedging, recognition is determined by the hedged item. This means that the derivative is treated as an off balance sheet item as long as the hedged item is recognized at cost or is not included on the balance sheet. Receivables and liabilities in foreign currency hedged with forward contracts are valued at the forward rate.

Employee benefits

The Parent Company complies with the provisions of the Law on Safeguarding of Pension Commitments and the regulations of the Financial Supervisory Authority, since this is a condition for tax deductibility.

Untaxed reserves

The amounts allocated to untaxed reserves constitute taxable temporary differences. Due to the connection between reporting and taxation, the deferred tax liability is recognized in the Parent Company as part of untaxed reserves.

Group contributions and shareholders' contributions for legal entities

Shareholders' contributions are recognized directly in the shareholders' equity of the recipient and capitalized in the shares and participating interests of the contributor, to the extent impairment is not required.

Group contributions are recognized based on their economic intent. This means that Group contributions paid in order to minimize the Group's total taxes are recognized directly in retained earnings after deducting the current tax effect. Group contributions equated with dividends are recognized as a dividend. This means that Group contributions received and the effect on current tax are recognized through profit or loss. Group contributions paid and the effect on current tax are recognized directly in retained earnings.

Group contributions equated with shareholders' contributions are recognized by the recipient directly in retained earnings taking into account the effect on current tax. The contributor recognizes Group contributions and the effect on current tax as an investment in shares in Group companies with subsequent impairment testing.

NOTE 2

CRITICAL ESTIMATES AND ASSUMPTIONS

The Board of Directors and Group Management together have identified the following areas that could be of particular importance in assessing the Group's earnings and financial position. Development in these areas is monitored continuously by Group Management and the Board of Directors' audit committee.

UNCERTAINTIES IN ESTIMATES AND ASSUMPTIONS

Impairment testing of goodwill

In the calculation of cash-generating units to determine whether there has been an impairment of goodwill, assumptions have been made regarding future conditions. A significant deviation in the conditions will have a significant effect on the value of goodwill in 2007.

Recovery of value of development costs

The Group has invested significant amounts in research and development. The reported amounts primarily relate to the export version of Gripen, electronic warfare systems and missile systems. Capitalized development costs amount to SEK 3,561 m. and are capitalized over the estimated production volume. Estimated production volume may later be reassessed, which could necessitate impairment.

Pension obligations

The Group's pension obligations are substantial, as indicated in Note 37. In the calculation of pension obligations, future pension obligations are discounted to present value. The size of the liability is dependent on the choice of discount rate: a low interest rate produces a high liability, and vice versa. To reduce the volatility in the reported pension liability, the Board of Directors decided in December, 2005 to allocate approximately SEK 2,500 m. to a pension fund, Saab Pensionsstiftelse. This amount corresponds to the pension obligation according to FPG/PRI. The fund was established in the first quarter of 2006. The Group Management expects the return on assets under management to exceed the discount rate by 1.0 percentage point.

Leasing fleet

The portfolio consists of 163 aircraft, 64 of which are financed via US leverage leases, while the rest are reported as assets in the balance sheet. Of the 163 aircraft, three are financed through non-recourse loans, while the rest, with the exception of one aircraft, are covered by insurance from the Export Credits Guarantee Board in Sweden and other insurance companies that insure future revenue. The creditworthiness of the various insurers is good and stable. The number of unleased aircraft as of year-end is 23. Of these, 19 aircraft are allocated to customers for delivery primarily during the first half of 2007. The extent of leasing operations is indicated in Note 7 and 18.

Conditional financial receivables and liabilities

The consolidated balance sheet includes financial receivables of SEK 190 m. and financial liabilities of SEK 47 m. that are conditional on the outcome of a tax dispute. The amounts are discounted to present value. The Board of Directors and Group Management anticipate that the courts will rule in Saab's favor.

Long-term customer projects

Saab is one of the world's leading high-technology companies and its operations are distinguished by complex development assignments on the leading edge of technology. Over the years, the Group has conducted significant development projects and managed the associated risks with great success. The Group applies the percentage of completion method to recognize revenue from long-term customer projects. An estimation of total costs is critical in this method, and the outcome of technical and commercial risks may affect the income.

Deferred taxes

Tax loss carryforwards attributable to operations outside Sweden are valued conservatively.

NOTE 3

REVENUE DISTRIBUTION

Revenue by significant source	Group		Parent Company	
SEK m.	**2006**	**2005**	**2006**	**2005**
Sale of goods	5,140	3,746	1,806	1,330
Long-term customer contracts	11,679	11,112	6,662	6,654
Service assignments	4,236	4,453	2,467	808
Royalties	8	3	5	-
Total	21,063	19,314	10,940	8,792

For long-term customer agreements on development and hardware that can be reliably calculated, revenue and expenditures are recognized in the consolidated income statement in relation to the assignment's stage of completion, i.e., according to the percentage of completion method. The stage of completion is based on a determination of the relationship between expenditures incurred for services rendered as of the closing day and estimated total expenditures. Of the estimated total revenue for an assignment, including interest on advance payments, the portion corresponding to the stage of completion is recognized in each period. The stage of completion can also be determined in certain cases based on milestones or deliveries. With regard to orders whose manufacturing cost is financed to a significant extent with advance payment from customers, the effect on interest of advance payment financing is recognized in gross income. The interest amount that affected gross income is indicated in Note 13.

NOTE 4

SEGMENT REPORTING

Segment reporting is prepared for the Group's business segments and geographical areas. The Group's reporting system is designed to track the rate of return on the Group's goods and services, due to which business segments are its primary segment reporting format.

Intra-Group prices between segments are set based on the arm's length principle, i.e., between parties that are independent of each other, well-informed and have a stake in the transactions. Income, assets and liabilities for the segments include directly attributable items and items that can be distributed by segment in a reasonable and reliable manner. The segments' investments in intangible and tangible fixed assets include all investments with the exception of those in short-term equipment and equipment of minor value.

Business segments

Business segments are the Group's primary segment. The Group consists of the following business segments:

- Defence and Security Solutions: The segment comprises advanced command and control and communication systems for miltary and civilian applications. The segment also comprises a wide range of integration services, integrated support and logistical solutions, and sophisticated consulting services.
- Systems and Products: The segment comprises world-leading systems, products and components for defence, aviation, space and civil security. Also included in the segment are long-term maintenance and operational services for the systems it has delivered.
- Aeronautics: The segment comprises extensive military and civilian aeronautics operations and is dominated by the Gripen program but also includes unmanned aerial vehicles (UAV). In civilian operations, Saab is a supplier of structures and subsystems to the aircraft manufacturers Airbus and Boeing.

Corporate comprises Group staffs and departments and peripheral operations. It also includes the leasing fleet of 163 aircraft (Saab 340 and Saab 2000). Operational responsibility for the leasing fleet lies with Aeronautics. A more detailed description of the business segments is provided on page 26.

Geographical areas

Geographical areas are the Group's secondary segment. Information on the segment's revenue refers to geographical areas grouped by customer locations. Segment assets and investments in tangible and intangible fixed assets during the period are based on the geographical areas and are grouped on the basis of where the assets are located.

The Group's segments are divided into the following geographical areas:

- Sweden: Saab has the world as its market, but research, development and production are principally carried out in Sweden. Slightly over a third of invoiced sales are to Swedish customers.
- Rest of EU: Revenue from EU member states primarily refer to deliveries from Swedish Group companies and to products from every business segment. In Austria, space equipment is developed and manufactured.
- Rest of Europe: Revenue from the Rest of Europe mainly refers to sales from units within Defence and Security Solutions and Systems and Products.
- North America: In the U.S., operations comprise aircraft leasing and the sale of spares for the regional aircraft Saab 340 and Saab 2000. A number of major U.S. air carriers are customers. In addition, operations include the manufacture and sale of signature management systems, for which the U.S. Army is a customer.
- Latin America: Revenue from Latin America refer to deliveries from Defence and Security Solutions and Systems and Products.
- Asia: Revenue from Asia largely refers to sales by units of Defence and Security Solutions.
- Australia, etc.: Revenue from Australia mainly refer to command and control systems for the Australian Navy and Army. A large part of these products are developed in Australia.
- Africa: In Africa, Saab offers products and services within electronics for markets including telecommunications, defense, air traffic control and security. Sales from Sweden to Africa primarily comprise Gripen exports to the South African Defence.

NOTE 4

SEGMENT REPORTING (cont.)

Business segments

Group	Defence and Security Solutions		Systems and Products		Aeronautics		Corporate/ eliminations		Group	
		Pro forma		Pro forma		Pro forma		Pro forma		Pro forma
SEK m.	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
External revenue	7,310	5,979	7,679	6,488	5,824	6,729	250	118	21,063	19,314
Internal revenue	718	324	901	909	186	46	-1,805	-1,279	-	-
Total revenue	8,028	6,303	8,580	7,397	6,010	6,775	-1,555	-1,161	21,063	19,314
Operating income before share in income of associated companies	871	630	628	813	190	144	34	-	1,723	1,587
Share in income of associated companies	4	5	3	5	-	-	15	55	22	65
Operating income	875	635	631	818	190	144	49	55	1,745	1,652
Share in income of associated companies	-	1	2	3	-	-	-30	-24	-28	-20
Financial income and expenses	-14	-20	-74	-54	-56	-37	120	30	-24	-81
Income before taxes	861	616	559	767	134	107	139	61	1,693	1,551
Taxes									-346	-352
Net income for the year									1,347	1,199
Assets	7,838	6,516	16,253	8,216	9,011	7,896	-331	7,993	32,771	30,594
Of which shares in associated companies	27	33	19	40	-	-	224	243	270	316
Liabilities	4,574	4,031	10,412	5,672	8,760	7,770	-1,000	3,629	22,746	21,101
Cash flow from operating activities	619	539	-33	485	-71	1,570	-2,415	51	-1,900	2,645
Capital employed by segment	4,663	4,095	7,523	4,191	2,158	1,676	-2,253	3,525	12,091	13,487
Investments (excl. lease assets)	141	92	473	322	240	137	109	38	963	589
Depreciation and amortization	128	102	294	167	128	124	405	546	955	939
Impairments	3	-	98	5	-	-	-	5	101	10

Figures for 2005 have been adjusted for the new organizational structure that applies as of January 1, 2006 (see organizational change on page 28). The most significant change is that approximately SEK 900 m. in revenue from the Aeronautics business segment has been transferred to Defence and Security Solutions. The corresponding figures for operating income and assets are SEK 80 m. and SEK 1,200 m., respectively.

Geographical areas

Group	Sweden		Rest of EU		Rest of Europe		North America		Latin America	
SEK m.	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
External revenue	7,349	8,541	6,080	5,420	292	343	1,746	1,608	57	83
Assets	27,892	25,321	498	290	40	10	2,291	2,663	1	1
Investments	872	486	5	18	1	-	20	22	-	-

Group	Asia		Australia, etc.		Africa		Total	
SEK m.	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
External revenue	1,757	684	975	1,195	2,807	1,440	21,063	19,314
Assets	12	2	516	628	1,521	1,679	32,771	30,594
Investments	1	-	2	4	62	59	963	589

Revenue by business segments
Parent Company

SEK m.	2006	2005
Defence and Security Solutions	4,511	1,549
Systems and Products	643	789
Aeronautics	5,786	6,454
Total	10,940	8,792

Revenue by geographical market
Parent Company

SEK m.	2006	2005
Sweden	6,333	5,520
Rest of EU	2,094	1,998
Rest of Europe	128	192
North America	111	62
Latin America	14	1
Asia	772	198
Australia, etc.	191	118
Africa	1,297	703
Total	10,940	8,792

NOTE 5

OTHER OPERATING INCOME

	Group		Parent Company	
SEK m.	2006	2005	2006	2005
Gain on sale of Group companies	180	68	-	-
Gain from peripheral activities	29	23	22	-
Trading result	22	14	22	14
Change in value of biological assets	13	4	-	-
Gain on sale of fixed assets	8	6	5	1
Gain on sale of associated companies	-	170	-	-
Other	78	37	10	3
Total	330	322	59	18

NOTE 6

OTHER OPERATING EXPENSES

	Group		Parent Company	
SEK m.	2006	2005	2006	2005
Impairment of receivables	-100	-	-	-
Exchange rate losses on receivables/liabilities of an operating nature	-32	-6	-30	-12
Loss from peripheral activities	-6	-44	-	-
Loss on sale of tangible fixed assets	-1	-1	-1	-1
Costs for environmental commitments	-	-82	-	-82
Other	-26	-24	-24	-2
Subtotal	-165	-157	-55	-97
Change in value of derivative	171	-784	-	-
Change in value of contracted flows	-171	782	-	-
Subtotal	-	-2	-	-
Total	**-165**	**-159**	**-55**	**-97**

NOTE 7

LEASING OPERATIONS

As the former manufacturer of the regional aircraft Saab 340 and Saab 2000, Saab has a great interest in ensuring that these aircraft are utilized in the best way possible. Over 500 aircraft have been delivered and 163 are included in Saab's leasing fleet. Opening and closing leasing operations (and spares for these aircraft types) are carried out by wholly owned Group companies and one special purpose entity (SPE). Income from leasing operations (Saab Aircraft Leasing) is reported in the income statement on the lines other operating income and other operating expenses after offsetting the loss risk reserve. Saab Aircraft Leasing's income statement and balance sheet are largely USD-related, since its agreements on the sale and lease of aircraft are always in USD. The exchange rates used for translation of the financial statements are indicated in Note 49.

Income statement Saab Aircraft Leasing

SEK m.	2006	2005
Leasing revenue	913	1,070
Interest income	133	122
Other revenue	500	172
Total revenue	1,546	1,364
Leasing expenses	-410	-444
Interest expenses	-239	-294
Depreciation	-282	-419
Other expenses	-565	-308
Total expenses	-1,496	-1,465
Utilization of loss risk reserve	-50	101
Operating income	-	-

Balance sheet Saab Aircraft Leasing

SEK m.	12-31-2006	12-31-2005
Assets		
Lease assets	2,417	4,077
Receivables from Group companies	156	-
External receivables	716	984
Inventories	5	8
Liquid assets	103	97
Total assets	3,397	5,166
Shareholders' equity and liabilities		
Shareholders' equity	1,495	1,437
Provisions	663	930
Lease obligations[1]	457	1,523
Liabilities to Group companies	-	301
Other liabilities	782	975
Total shareholders' equity and liabilities	3,397	5,166
[1] Of which long-term liability	245	665

Security pledged for lease obligations amounted to SEK 447 m. (1,417).

NOTE 8

ACQUISITIONS AND DIVESTMENTS OF OPERATIONS

During the first quarter, a joint venture was formed together with TietoEnator, TietoSaab Systems Oy. Saab's share is 40 percent. The company was formed through a non-cash issue where Saab contributed the net assets of Elesco Oy. In addition, TietoEnator received SEK 48 m. in cash. The transaction resulted in reported goodwill of SEK 48 m.

On March 27, the subsidiary Saab Metech AB was divested. The purchase price was SEK 253 m., which generated a profit of SEK 180 m. In the annual report 2005, Metech was recognized among non-current assets held for sale, SEK 65 m., and liabilities attributable to non-current assets held for sale, SEK 37 m. The divestment had a positive effect on liquid assets of SEK 219 m. If the divestment had taken place on January 1, 2006, the Group's sales would have been SEK 57 m. lower for the period and net income for the period would have decreased by SEK 5 m., excluding capital gains.

On May 1, Saab acquired 100 percent of the shares in the South African electronics engineering company Aerospace Monitoring and Systems (Pty) Ltd (AMS). The purchase price was 25 million rand, which means that reported goodwill was 20 million rand. Including liquid assets in the acquired company, the Group's liquid assets declined by 20 million rand or approximately SEK 25 m.

No intangible assets have been identified for TietoSaab Systems and AMS. Goodwill is entirely due to synergies between the operations in Defence and Security Solutions and Systems and Products.

The acquisition of these companies has not had any significant effect on assets, liabilities and equity as well as sales or operating income for the period (pro forma).

On September 1, Saab acquired all the shares (100 percent) in Ericsson Microwave Systems AB, Maersk Data Defence A/S and 40 percent of the shares in Saab Ericsson Space AB.

The acquisition of Saab Ericsson Space AB is reported as a step-by-step acquisition, since Saab's interest prior to the acquisition was 60 percent and it was already consolidated.

The acquisitions of Ericsson Microwave Systems AB and Maersk Data Defence A/S have the following effects on the Group' assets and liabilities:

Ericsson Microwave Systems AB (preliminary)

SEK m.	Reported value at acquisition	Fair value reported in Group
Intangible fixed assets	2,000	2,957
Tangible fixed assets	223	223
Financial fixed assets	87	87
Deferred tax assets	125	125
Inventories	171	171
Other receivables	1,730	1,730
Liquid assets	582	582
Provisions	-280	-280
Deferred tax liabilities	-615	-883
Advance payments from customers	-1,482	-1,482
Accounts payable and other liabilities	-927	-927
Net identified assets and liabilities	1,614	2,303
Goodwill		1,460
Purchase price		3,763
Liquid assets (acquired)		-582
Decrease of the Group's liquidity		**3,181**

The acquisition calculation is still preliminary, since the final purchase price has not been determined.

Intangible fixed assets primarily consist of expenditures for product development/technology and customer relations. The estimated amortization schedule is at 5 to 15 years.

Maersk Data Defence A/S (preliminary)

SEK m.	Reported value at acquisition	Fair value reported in Group
Intangible fixed asset	86	86
Tangible fixed assets	2	2
Deferred tax assets	16	16
Inventories	19	19
Other receivables	23	23
Liquid assets	25	25
Provisions	-8	-8
Deferred tax liabilities	-24	-24
Interest-bearing liabilities	-12	-12
Accounts payable and other liabilities	-61	-61
Net identified assets and liabilities	66	66
Goodwill		-
Preliminary purchase price		66
Liquid assets (acquired)		-25
Decrease of the Group's liquidity		**41**

The acquisition calculation is still preliminary, since the final purchase price has not been determined.

Intangible fixed assets in the form of product development/technology primarily consists of investments in a number of key technologies, the most prominent of which is the DACCIS command and control system. The amortization period is estimated at 15 years.

Recognized goodwill from the acquisition of 40 percent of Saab Ericsson Space SEK m.

Purchase price paid	100
Less acquired net assets September 1, 2006	-75
Goodwill	25

The impact on the Group's liquidity as of December 31, 2006 was as follows: SEK m.

Purchase price paid Ericsson Microwave Systems	3,763
Purchase price paid Saab Ericsson Space	100
Purchase price paid Maersk Data Defence	58
Purchase price paid other aquisitions	95
Cash and marketable securities Ericsson Microwave Systems	-582
Cash and marketable securities Saab Ericsson Space	-
Cash and marketable securities Maersk Data Defence	-25
Cash and marketable securities other aquisitions	-6
Decrease of the Group's liquidity	3,403
Interest-bearing liabilities Ericsson Microwave Systems	-
Interest-bearing liabilities Saab Ericsson Space	-
Interest-bearing liabilities Maersk Data Defence	12
Interest-bearing liabilities other aquisistions	9
Decrease of the Group's net liquidity	**3,424**

Effects if the acquisition had taken place on January 1, 2006 SEK m.

Revenue	
Revenue January 1 - August 31, 2006 Ericsson Microwave Systems	1,840
Revenue January 1 - August 31, 2006 Maersk Data Defence	92
Total	1,932
Net income	
Income January 1 - August 31, 2006 Ericsson Microwave Systems	-29
Income January 1 - August 31, 2006 Maersk Data Defence	-18
Income January 1 - August 31, 2006 Saab Ericsson Space (40%)	2
Total	-45

NOTE 9

EMPLOYEES AND STAFF COSTS

Average number of employees

	2006	of whom men	2005	of whom men
Parent Company				
Sweden	6,655	83%	4,985	82%
South Africa	24	83%	5	80%
Hungary	4	100%	-	-
UK	3	67%	-	-
South Korea	3	67%	-	-
USA	2	100%	1	100%
United Arab Emirates	1	100%	2	100%
Thailand	1	100%	1	100%
Czech Republic	1	100%	1	100%
Chile	1	100%	1	100%
Belgium	1	0%	-	-
Germany	1	100%	-	-
France	-	-	2	100%
Total, Parent Company	6,697	83%	4,998	82%
Group companies				
Sweden	3,811	79%	5,135	80%
South Africa	1,388	73%	809	71%
USA	406	52%	416	48%
Australia	274	76%	279	77%
Austria	107	83%	120	80%
Norway	43	91%	10	100%
Denmark	20	90%	72	85%
UK	15	80%	15	73%
France	9	100%	7	100%
Finland	7	86%	55	89%
India	7	71%	7	71%
Nigeria	6	83%	-	-
Canada	5	100%	4	75%
Germany	4	100%	42	90%
Hungary	3	33%	4	75%
Algeria	2	100%	2	100%
United Arab Emirates	2	100%	-	-
Netherlands	2	100%	13	85%
Japan	1	100%	1	100%
Namibia	1	100%	-	-
Singapore	1	0%	1	0%
Mauritius	-	-	1	100%
Total in Group companies	6,114	76%	6,993	79%
Joint ventures				
Sweden	15	67%	15	53%
Finland	32	78%	-	-
Joint ventures, total	47	74%	15	53%
Group total	**12,858**	**80%**	**12,006**	**79 %**

Gender distribution of corporate management

	2006 % of women	2005 % of women
Parent Company		
Board of Directors	8%	8%
Other senior executives	20%	20%
Group total		
Board of Directors	6%	4%
Other senior executives	15%	12%

Salaries, other remuneration and social security expenses

	2006		2005	
SEK m.	Salaries and other remuneration	Social security expenses	Salaries and other remuneration	Social security expenses
Parent Company	2,806	1,473	2,048	1,153
of which pension costs	-	535[1]	-	468[1]
Group companies	2,223	812	2,683	1,102
of which pension costs	-	276	-	372
Joint ventures	24	8	10	6
of which pension costs	-	5	-	3
Group, total	**5,053**	**2,293**	**4,741**	**2,261**
of which pension costs	-	816[2]	-	843[2]

1) Of the Parent Company's pension costs, SEK 4 m. (8) refers to the board and president, including deputies and executive vice presidents. The company's outstanding pension obligations for these individuals amount to SEK 53 m. (59), of which SEK 51 m. (58) refers to former board members and presidents, including deputies and executive vice presidents.

2) Of the Group's pension costs, SEK 15 m. (30) refers to the Group's boards and presidents, including Group companies. The Group's outstanding pension obligations for these individuals amount to SEK 66 m. (361), of which SEK 51 m. (58) refers to former board members and presidents.

Salaries and other remuneration by country and between Board members and President and other employees

	2006		2005	
SEK m.	Board and President	Other employees	Board and President	Other employees
Parent Company				
Sweden	22	2,769	17	2,026
of which bonuses, etc.	3	-	3	-
South Africa	-	10	-	3
Hungary	-	2	-	-
United Arab Emirates	-	1	-	1
UK	-	1	-	-
Thailand	-	1	-	1
Parent Company total	22	2,784	17	2,031
of which bonuses, etc.	3	-	3	-
Group companies in Sweden	24	1,442	31	2,080
of which bonuses, etc.	4	-	2	-
Group companies outside Sweden				
South Africa	12	297	4	150
of which bonuses, etc.	1	-	1	-
USA	6	144	5	130
of which bonuses, etc.	1	-	1	-
Australia	13	111	4	93
of which bonuses, etc.	1	-	-	-
Austria	4	73	3	68
Denmark	1	42	3	31
Germany	1	13	2	26
Norway	2	13	1	1
UK	-	7	1	11
France	-	6	-	3
Finland	1	4	3	19
Canada	-	3	-	2
Netherlands	-	2	1	5
Japan	-	1	-	1
Hungary	-	1	-	1
Saudi Arabia	-	-	-	4
Group companies, total	64	2,159	58	2,625
of which bonuses, etc.	7	-	4	-
Joint ventures				
Sweden	-	10	-	10
Finland	1	13	1	1
Group total	**87**	**4,966**	**75**	**4,666**
of which bonuses, etc.	10	-	7	-

Of the salaries and remuneration paid to other employees in the Group, SEK 32 m. (27) refers to senior executives other than board members and presidents.

Sick leave in Parent Company

	2006	2005
Total sick leave as a percentage of normal working hours	3%	3%
Percentage of total sick leave related to extended absences of 60 days or more	54%	49%
Sick leave absences by gender as a percentage of normal working hours:		
Men	3%	4%
Women	5%	3%
Sick leave absences by age as a percentage of normal working hours:		
29 years or younger	1%	2%
30–49 years	3%	3%
50 years or older	4%	4%

For information on post-employment compensation and share-related compensation, see Note 37.

Saab has an ambitious occupational health and rehabilitation program. Management's responsibility for rehabilitation is underscored in a directive. Occupational health reviews and inspections are conducted on a regular basis, and a systematic program with current plans is in place at all levels of the organization. Sick leave is monitored carefully, and areas with high absenteeism are given special attention. All Saab employees have access to professional occupational health services, including technical, medical and psychosocial expertise. Rehabilitation is conducted internally and obtained from outside providers. All Saab employees have access to wellness programs that include individual or group exercise options.

NOTE 10

AUDITORS' FEES AND COMPENSATION

	Group		Parent Company	
SEK m.	**2006**	**2005**	**2006**	**2005**
Ernst & Young				
Audit assignments	13	10	6	4
Other assignments	7	6	6	5
Deloitte				
Audit assignments	2	2	1	1
Other assignments	1	-	1	-
Other				
Audit assignments	2	3	-	-
Other assignments	4	3	-	1
Total	29	24	14	11

Audit assignments involve examination of the annual report and financial accounting as well as the administration by the Board and the President, other tasks related to the duties of the company's auditors and consultation or other services that may result from observations noted during such examinations or implementation of such other tasks. All other tasks are defined as other assignments.

NOTE 11

OPERATING EXPENSES

Group

SEK m.	2006	2005
Raw materials and consumables	4,345	3,211
Subsystems and equipment	1,415	1,733
Purchased services	3,646	2,687
Change in inventory of finished goods and work in progress	-28	718
Personnel costs	7,346	7,002
Depreciation and amortization	673	520
Impairments	101	10
Other expenses	2,007	2,009
Total	19,505	17,890

Operating expenses refer to cost of goods sold, marketing expenses, administrative expenses and research and development costs. Leasing operations (Saab Aircraft Leasing) are reported in the income statement on the lines other operating income or other operating expenses, due to which depreciation of lease assets is not included in depreciation and amortization above.

NOTE 12

DEPRECIATION/AMORTIZATION AND IMPAIRMENTS

Group

SEK m.	2006	2005
Depreciation/amortization		
Capitalized development costs	-204	-107
Other intangible fixed assets	-92	-33
Operating properties	-113	-118
Property, plant and equipment	-135	-148
Equipment, tools and installations	-129	-114
Lease assets (see Note 7)	-282	-419
Total	-955	-939
Impairments		
Goodwill	-15	-
Capitalized development costs	-83	-
Property, plant and equipment	-	-7
Equipment, tools and installations	-3	-2
Investment properties	-	-1
Total	-101	-10

Parent Company

SEK m.	2006	2005
Depreciation/amortization		
Other intangible fixed assets	-30	-27
Buildings and land	-57	-44
Property, plant and equipment	-79	-54
Equipment, tools and installations	-54	-57
Total	-220	-182

NOTE 13

FINANCIAL INCOME AND EXPENSES

Group

SEK m.	2006	2005
Interest income	194	249
Other investments including derivatives:		
Net change in value from revaluation of financial instruments	15	12
Net change in value from revaluation of financial assets	-	14
Net exchange rate differences	3	17
Less project interest applied to gross income	-101	-64
Other financial income	3	-
Financial income	114	228
Interest expenses	-72	-144
Other investments including derivatives:		
Net change in value from revaluation of financial assets/liabilities	-5	-2
Net exchange rate differences	-	-3
Interest portion of pension costs for the year	-56	-151
Other financial expenses	-5	-9
Financial expenses	-138	-309
Share in income of associated companies	-28	-20
Net financial income and expenses	**-52**	**-101**

Parent Company

	Result from shares in Group companies		Result from shares in associated companies/ joint ventures	
SEK m.	2006	2005	2006	2005
Dividends	1,208	869	7	18
Group contributions received	422	587	-	-
Capital gain on sale of shares	235	204	-	346
Impairments	-1,117	-1,593	-	-2
Other	-	-	15	-
Total	748	67	22	362

Parent Company

	Result from other securities and receivables held as fixed assets		Other interest income and similar profit/loss items	
SEK m.	2006	2005	2006	2005
Interest income, group companies	-	-	197	198
Other interest income	-	-	50	100
Capital gain on sale of shares	3	5	-	-
Exchange rate differences	-	-1	-	-
Less project interest applied to gross income	-	-	-103	-64
Other	-8	-10	-	-
Total	-5	-6	144	234

Parent Company

	Interest expenses and similar profit/loss items	
SEK m.	2006	2005
Interest expenses, Group companies	152	110
Other interest expenses	39	108
Interest portion of pension costs for the year	21	71
Total	212	289

NOTE 14

APPROPRIATIONS

Difference between book depreciation and depreciation according to plan
Parent Company

SEK m.	2006	2005
Buildings and land	26	27
Property, plant and equipment as well as tools and installations	-15	12
Total	11	39

NOTE 15

TAXES

Tax reported in income statement

Group

SEK m.	2006	2005
Current tax expense (–)/tax recoverable (+)		
Taxes for the year	-303	-94
Adjustment for taxes related to previous years	-	-9
Total	-303	-103
Deferred tax expense (–)/tax recoverable (+)		
Deferred tax related to temporary differences	189	253
Deferred tax related to value of tax loss carryforwards capitalized during the year	22	23
Deferred tax expense related to utilization of previously capitalized value of tax loss carryforwards	-279	-525
Deferred tax related to previous years	25	-
Total	-43	-249
Total reported tax in Group	**-346**	**-352**

Parent Company

SEK m.	2006	2005
Current tax expense (–)/tax recoverable (+)		
Taxes for the year	-302	-128
Total	-302	-128
Deferred tax expense (–)/tax recoverable (+)		
Deferred tax related to temporary differences	30	147
Deferred tax expense related to utilization of previously capitalized value of tax loss carryforwards	-12	-231
Deferred tax related to previous years	25	-
Total	43	-84
Total reported tax expense in Parent Company	**-259**	**-212**

Reconciliation of effective tax

Group

SEK m.	2006 (%)	2006	2005 (%)	2005
Income before taxes		1,693		1,551
Tax according to current tax rate for Parent Company	28.0%	-474	28.0%	-434
Effect of other tax rates for foreign Group companies	1.8%	-31	0.3%	-5
Non-deductible expenses	4.7%	-79	1.9%	-30
Tax-exempt income	-11.5%	194	-5.4%	84
Utilization of tax loss carryforwards previously not capitalized	-1.3%	22	-1.5%	23
Tax related to previous years	-1.4%	25	0.6%	-9
Other	0.1%	-3	-1.2%	19
Reported effective tax rate	20.4%	-346	22.7%	-352

Parent Company

SEK m.	2006 (%)	2006	2005 (%)	2005
Income before taxes		1,279		507
Tax according to current tax rate for Parent Company	28.0%	-358	28.0%	-142
Non-deductible expenses	1.9%	-24	45.0%	-228
Tax-exempt income	-7.6%	97	-31.2%	158
Tax related to previous years	-2.0%	25		
Other	-	1	-	-
Reported effective tax rate	20.3%	-259	41.8%	-212

Operations divested during the year generated tax-exempt capital gains totaling SEK 236 m. In connection with distributions from Group companies in certain non-European countries, taxation may exceed normal company tax.

Tax items recognized directly in shareholders' equity

Group

SEK m.	2006	2005
Deferred tax attributable to change in accounting principles, IFRS	-	-123
Exchange rate differences	70	18
Acquisitions and disposals	-745	20
Total	-675	-85

Parent Company

SEK m.	2006	2005
Deferred tax attributable to revaluation of buildings	-69	-56
Total	-69	-56

Deferred tax assets and liabilities

Group

SEK m.	Deferred tax assets 12-31-2006	Deferred tax liabilities 12-31-2006	Net
Intangible fixed assets	17	-1,253	-1,236
Tangible fixed assets	7	-470	-463
Lease assets	76	-620	-544
Biological assets	-	-36	-36
Investment properties	-	-3	-3
Long-term receivables	195	-19	176
Inventories	227	-6	221
Accounts receivable	10	-	10
Prepaid expenses and accrued income	20	-7	13
Long-term receivables	-	-36	-36
Provisions for pensions	229	-66	163
Other provisions	733	-49	684
Accrued expenses and deferred income	148	-16	132
Tax allocation reserves	-	-7	-7
Other	224	-57	167
Tax loss carryforwards	332	-	332
Tax assets/liabilities	2,218	-2,645	-427
Set-off	-1,856	1,856	-
Tax assets /liabilities, net	**362**	**-789**	**-427**

Group SEK m.	Deferred tax assets 12-31-2005	Deferred tax liabilities 12-31-2005	Net
Intangible fixed assets	-	-405	-405
Tangible fixed assets	15	-394	-379
Lease assets	30	-825	-795
Biological assets	-	-31	-31
Investment properties	-	-8	-8
Long-term receivables	187	-	187
Inventories	163	-7	156
Accounts receivable	13	-2	11
Prepaid expenses and accrued income	20	-4	16
Long-term receivables	-	-69	-69
Provisions for pensions	141	-	141
Other provisions	695	-	695
Accrued expenses and deferred income	90	-1	89
Tax allocation reserves	-	-6	-6
Other	136	-11	125
Tax loss carryforwards	564	-	564
Tax assets/liabilities	2,054	-1,763	291
Set-off	-1,735	1,735	-
Tax assets /liabilities, net	**319**	**-28**	**291**

Parent Company

SEK m.	Deferred tax assets 12-31-2006	Deferred tax liabilities 12-31-2006	Net
Tangible fixed assets	-	-255	-255
Financial fixed assets	1	-	1
Inventories	58	-	58
Accounts receivable	4	-	4
Prepaid expenses and accrued income	18	-	18
Provisions for pensions	118	-	118
Other provisions	411	-	411
Accrued expenses and deferred income	143	-	143
Other	39	-	39
Tax assets/liabilities	792	-255	537
Set-off	-255	255	-
Tax assets/liabilities, net	**537**	**-**	**537**

Parent Company

SEK m.	Deferred tax assets 12-31-2005	Deferred tax liabilities 12-31-2005	Net
Tangible fixed assets	2	-182	-180
Financial fixed assets	1	-	1
Accounts receivable	3	-	3
Prepaid expenses and accrued income	21	-	21
Provisions for pensions	111	-	111
Other provisions	519	-	519
Accrued expenses and deferred income	20	-	20
Other	56	-	56
Tax loss carryforwards	12	-	12
Tax assets/liabilities	745	-182	563
Set-off	-182	182	-
Tax assets/liabilities, net	**563**	**-**	**563**

Tax deficits in foreign subsidiaries for which tax assets have not been recognized through profit or loss or in the balance sheet amount to SEK 110 m.

Deferred tax assets have not been recognized on these items since it is uncertain whether the Group will utilize them against future taxable gains.

Maturity dates of reported deferred tax assets

SEK m.	Group	Parent Company
Deferred tax assets recovered within one year	70	-
Deferred tax assets recovered after one year	2,148	792

Maturity dates of reported deferred tax liabilities

SEK m.	Group	Parent Company
Deferred tax liabilities due for payment within one year	160	4
Deferred tax liabilities due for payment after one year	2,485	251

Tax loss carryforwards outside Sweden mature during the years 2018 to 2024.

Change in deferred tax in temporary differences and tax loss carryforwards

Group

SEK m.	Opening balance Jan. 1, 2006	Reported in income statement	Reported in share-holders' equity	Acquisition/ divestment of operations	Closing balance Dec. 31, 2006
Intangible fixed assets	-405	-32	-	-799	-1,236
Tangible fixed assets	-380	-59	-	-24	-463
Lease assets	-795	198	53	-	-544
Biological assets	-31	-5	-	-	-36
Investment properties	-8	5	-	-	-3
Long-term receivables	187	-11	-	-	176
Inventories	156	13	12	40	221
Accounts receivable	11	-1	-	-	10
Prepaid expenses and accrued income	16	-4	-	1	13
Long-term liabilities	-69	33	-	-	-36
Provisions for pensions	141	22	-	-	163
Other provisions	695	-44	-	33	684
Tax allocation reserves	-6	-1	-	-	-7
Accrued expenses and deferred income	89	43	-	-	132
Other	126	79	5	-43	167
Utilization of tax loss carryforwards	564	-279	-	47	332
Total	291	-43	70	-745	-427

SEK m.	Opening balance Jan. 1, 2005	Reported in income statement	Reported in share-holders' equity	Acquisition/ divestment of operations	Closing balance Dec. 31, 2005
Intangible fixed assets	-318	-87	-	-	-405
Tangible fixed assets	-229	-151	-	-	-380
Lease assets	-1,048	348	-95	-	-795
Biological assets	-30	-1	-	-	-31
Investment properties	-7	-1	-	-	-8
Long-term receivables	211	-24	-	-	187
Inventories	266	-84	-26	-	156
Accounts receivable	13	-2	-	-	11
Prepaid expenses and accrued income	-	16	-	-	16
Long-term liabilities	-	-69	-	-	-69
Provisions for pensions	169	-28	-	-	141
Other provisions	489	186	-	20	695
Tax allocation reserves	-11	5	-	-	-6
Accrued expenses and deferred income	-	87	2	-	89
Other	39	81	6	-	126
Utilization of tax loss carryforwards	1,081	-525	8	-	564
Total	625	-249	-105	20	291

Changes reported directly in shareholders' equity also include exchange rate differences.

Parent Company

SEK m.	Opening balance Jan. 1, 2006	Reported in income statement	Reported in share-holders' equity	Closing balance Dec. 31, 2006
Tangible fixed assets	-180	-6	-69	-255
Financial fixed assets	1	-	-	1
Inventories	-	58	-	58
Accounts receivable	3	1	-	4
Prepaid expenses and accrued income	21	-3	-	18
Provisions for pensions	111	7	-	118
Other provisions	457	-46	-	411
Accrued expenses and deferred income	82	61	-	143
Other	56	-17	-	39
Utilization of tax loss carryforwards	12	-12	-	-
Total	563	43	-69	537

SEK m.	Opening balance Jan. 1, 2005	Reported in income statement	Reported in share-holders' equity	Closing balance Dec. 31, 2005
Tangible fixed assets	-126	2	-56	-180
Financial fixed assets	-	1	-	1
Accounts receivable	-	3	-	3
Prepaid expenses and accrued income	23	-2	-	21
Provisions for pensions	122	-11	-	111
Other provisions	441	78	-	519
Accrued expenses and deferred income	-	20	-	20
Other	-	56	-	56
Utilization of tax loss carryforwards	243	-231	-	12
Total	703	-84	-56	563

NOTE 16

INTANGIBLE FIXED ASSETS

	Group		Parent Company	
SEK m.	12-31-2006	12-31-2005	12-31-2006	12-31-2005
Goodwill	3,294	1,777	-	-
Capitalized development costs	3,561	1,408	-	-
Other intangible assets	966	37	63	28
Total	7,821	3,222	63	28

Goodwill

	Group		Parent Company	
SEK m.	2006	2005	2006	2005
Accumulated acquisition value				
Opening balance, January 1	2,328	2,177	-	-
Acquired through business acquisitions	1,570	152	-	-
Disposals and reclassifications	-	-11	-	-
Translation differences	-38	10	-	-
Closing balance, December 31	3,860	2,328	-	-
Accumulated amortization and impairments				
Opening balance, January 1	-551	-559	-	-
Impairments for the year	-15	-	-	-
Disposals and reclassifications	-	9	-	-
Translation differences	-	-1	-	-
Closing balance, December 31	-566	-551	-	-
Reported value, December 31	**3,294**	**1,777**	-	-

Capitalized development costs

	Group		Parent Company	
SEK m.	2006	2005	2006	2005
Accumulated acquisition value				
Opening balance, January 1	1,634	1,213	-	-
Acquired through business acquisitions	2,086	130	-	-
Internally developed assets	463	292	-	-
Disposals and reclassifications	-13	-8	-	-
Adjustment to undetermined purchase price	-86	-	-	-
Translation differences	-37	7	-	-
Closing balance, December 31	4,047	1,634	-	-
Accumulated amortization and impairments				
Opening balance, January 1	-226	-65	-	-
Amortization for the year	-204	-107	-	-
Impairments for the year	-83	-	-	-
Acquired through business acquisitions	-	-53	-	-
Disposals and reclassifications	13	-		
Translation differences	14	-1	-	-
Closing balance, December 31	-486	-226	-	-
Reported value, December 31	**3,561**	**1,408**	-	-

Other intangible assets

	Group		Parent Company	
SEK m.	2006	2005	2006	2005
Accumulated acquisition value				
Opening balance, January 1	480	437	275	-
Acquired through business acquisitions	957	43	-	275
Internally developed assets	66	1	65	-
Disposals and reclassifications	-16	-1	-	-
Translation differences	-9	-	-	-
Closing balance, December 31	1,478	480	340	275
Accumulated amortization and impairments				
Opening balance, January 1	-443	-381	-247	-
Amortization for the year	-92	-33	-30	-27
Acquired through business acquisitions	-	-30	-	-220
Disposals and reclassifications	16	1	-	-
Translation differences	7	-	-	-
Closing balance, December 31	-512	-443	-277	-247
Reported value, December 31	**966**	**37**	**63**	**28**

Amortization is included in the following lines in income statement

	Group		Parent Company	
SEK m.	**2006**	**2005**	**2006**	**2005**
Cost of goods sold	92	33	30	27
Research and development costs	204	107	-	-

Impairments are included in the following lines in income statement

	Group		Parent Company	
SEK m.	**2006**	**2005**	**2006**	**2005**
Marketing expenses	15	-	-	-
Research and development costs	83	-	-	-

Development costs

Amortization of capitalized development costs is based on the asset's use over an estimated production volume. The production volume is set using an assumed future sales volume according to a business plan based on identified business opportunities. The significant items in the total capitalization are development costs for radar and sensors, electronic warfare systems, the export version of Gripen and the anti-ship missile RBS 15 Mk3.

Development costs are capitalized only in the consolidated accounts. In legal units, on the other hand, all costs for development work are expensed, which means that the Parent Company does not report any capitalized costs for development work.

Other intangible fixed assets

Amortization is recognized through profit or loss over the estimated periods of use for intangible fixed assets, which amounts to 5 to 10 years. Significant items in the carrying amount are attributable to the acquisition of Ericsson Microwave Systems and relate to expenses incurred for customer relations and values in the order backlog. Of the carrying amount of SEK 966 m., SEK 899 m. is attributable to acquired values and SEK 67 m. is internally developed assets.

Impairment tests for goodwill

Goodwill attributable to cash-generating units is tested for impairment annually or when there is an indication of an impairment loss. Goodwill is not amortized.

In connection with business combinations, goodwill is allocated to the cash-generating units that are expected to obtain future economic benefits in the form, for example, of synergies as a result of the acquired operation. In cases where separate cash-generating units cannot be identified, goodwill is allocated to the lowest level at which the operation and its assets are controlled and managed internally, as a rule by business unit.

The following cash-generating units have significant reported goodwill values in relation to the Group's total recognized goodwill value. Impairment testing on goodwill has been done for every cash-generating unit.

SEK m.	**2006**	**2005**
Saab Microwave Systems	1,460	-
Saab Bofors Dynamics	487	487
Saab Avitronics	367	356
Saab Systems	369	323
Saab Aerotech	225	225
Saab Communication	127	127
Combitech	117	117
Saab Grintek	99	109
Total	3,251	1,744
Units without significant goodwill values, aggregate	43	33
Total Goodwill	**3,294**	**1,777**

Impairment testing for cash-generating units is based on the calculation of value in use. This value is based on discounted cash flow forecasts according to the units' business plans.

Variables used to calculate value in use

Volume/growth

Growth in the cash-generating units' business plans is based on Saab's expectations with regard to the market's development in each market area. The first five years are based on the five-year business plan formulated by Group Management and approved by the Board. For cash flows in and after five years, an annual growth rate of 2 percent is assumed.

Operating margin

The operating margin is comprised of the units' operating income after depreciation and amortization. The units' operating margin is calculated against the backdrop of historical results and Saab's expectations with regard to the future development of markets where the units are active. The business units Saab Bofors Dynamics, Saab Microwave Systems and Saab Avitronics have a substantial order backlog of projects that stretch over a number of years. The risks and opportunities affecting the operating margin are managed through continuous final cost forecasts for all significant programs.

Capitalized development costs

In the five-year business plans, consideration is given to additional investments in development considered necessary for certain units to reach their growth targets in their respective markets.

Discount rate

The discount rate is based on the weighted average cost of capital (WACC). The WACC rate that is used is based on a risk-free rate of interest in five years adjusted for operational and market risks. The discount rate is in line with the external requirements placed on Saab and similar companies in the market.

All units have sales of materiel, unique systems, products and support solutions in the international market as their primary activity, and their business risk in this respect is considered equivalent. However, units with a significant share of the business plan's invoicing in the order backlog have been discounted at an interest rate that is slightly lower than the units with a short order backlog. Cash flows for the business unit Saab Grintek has been discounted at a higher interest rate due to higher rates in South Africa. The following discount rates have been used (after tax):

	Discount rate after tax (WACC)	**Long-term growth rate (including inflation)**
Saab Microwave Systems	8%	2%
Saab Bofors Dynamics	8%	2%
Saab Avitronics	8%	2%
Saab Systems	8%	2%
Saab Aerotech	10%	2%
Saab Communication	10%	2%
Combitech	10%	2%
Saab Grintek	12%	2%

Sensitivity analysis

Group Management is of the opinion that feasible changes in the above variables would not reduce the recoverable value to less than the carrying amount.

NOTE 17

TANGIBLE FIXED ASSETS

	Group		Parent Company	
SEK m.	12-31-2006	12-31-2005	12-31-2006	12-31-2005
Operating properties/ buildings and land[1]	3,013	3,204	1,602	1,194
Property, plant and equipment	646	592	453	288
Equipment, tools and installations	518	363	174	163
Construction in progress	118	49	80	27
Total	4,295	4,208	2,309	1,672

[1] In the Group, the reported amount refers to operating properties. In the Parent Company, the reported amount refers to buildings and land.

Operating properties/buildings and land[1]

	Group		Parent Company	
SEK m.	2006	2005	2006	2005
Acquisition value				
Opening balance, January 1	6,455	6,271	1,330	1,319
Acquired through business acquisitions	-	166	434	-
Other acquisitions	68	47	22	11
Reclassification to non-current assets held for sale	-222	-	-	-
Other reclassifications	-63	-	-	-
Sales	-189	-43	-8	-
Translation differences	-46	14	-	-
Closing balance, December 31	6,003	6,455	1,778	1,330
Depreciation and impairments				
Opening balance, January 1	-3,251	-3,136	-796	-752
Depreciation for the year	-113	-118	-57	-44
Acquired through business acquisitions	-	-1	-235	-
Reclassification to non-current assets held for sale	128	-	-	-
Other reclassifications	58	-	-	-
Sales	187	5	5	-
Translation differences	1	-1	-	-
Closing balance, December 31	-2,990	-3,251	-1,083	-796
Revaluations				
Opening balance, January 1	-	-	660	459
Revaluations for the year	-	-	247	201
Closing balance, December 31	-	-	907	660
Reported value, December 31	**3,013**	**3,204**	**1,602**	**1,194**

[1] In the Group, the reported amount refers to operating properties. In the Parent Company, the reported amount refers to buildings and land.

Tax assessment values

	Group		Parent Company	
SEK m.	12-31-2006	12-31-2005	12-31-2006	12-31-2005
Tax assessment value, buildings (in Sweden)	944	986	517	507
Tax assessment value, land (in Sweden)	416	480	203	194

Property, plant and equipment

	Group		Parent Company	
SEK m.	2006	2005	2006	2005
Acquisition value				
Opening balance, January 1	2,344	2,375	1,010	887
Acquired through business acquisitions	208	77	556	151
Other acquisitions	178	111	132	35
Reclassification to non-current assets held for sale	-4	-95	-	-
Other reclassifications	-53	8	-75	-
Sales	-166	-152	-87	-63
Translation differences	-37	20	-	-
Closing balance, December 31	2,470	2,344	1,536	1,010
Depreciation and impairments				
Opening balance, January 1	-1,752	-1,743	-722	-623
Depreciation for the year	-135	-148	-79	-54
Impairments for the year	-	-7	-	-
Acquired through business acquisitions	-166	-47	-416	-103
Reclassification to non-current assets held for sale	-	73	-	-
Other reclassifications	50	-7	56	1
Sales	156	138	78	57
Translation differences	23	-11	-	-
Closing balance, December 31	-1,824	-1,752	-1,083	-722
Reported value, December 31	**646**	**592**	**453**	**288**

Equipment, tools and installations

	Group		Parent Company	
SEK m.	2006	2005	2006	2005
Acquisition value				
Opening balance, January 1	1,637	1,597	706	610
Acquired through business acquisitions	679	123	22	147
Other acquisitions	112	109	52	33
Other reclassifications	68	6	75	1
Sales	-100	-210	-54	-85
Translation differences	-34	12	-	-
Closing balance, December 31	2,362	1,637	801	706
Depreciation and impairments				
Opening balance, January 1	-1,274	-1,253	-543	-448
Depreciation for the year	-129	-114	-54	-57
Impairments for the year	-3	-2	-	-
Acquired through business acquisitions	-506	-88	-22	-116
Other reclassifications	-50	-6	-56	-1
Sales	95	196	48	79
Translation differences	23	-7	-	-
Closing balance, December 31	-1,844	-1,274	-627	-543
Reported value, December 31	**518**	**363**	**174**	**163**

Impairments

Impairments in the Group amounted to SEK 3 m. for machinery and equipment that is no longer used.

Construction in progress

	Group		Parent Company	
SEK m.	2006	2005	2006	2005
Acquisition value				
Opening balance, January 1	49	28	27	2
Acquired through business acquisitions	10	-	6	1
Other acquisitions	75	24	52	25
Other reclassifications	-10	-3	-3	-1
Sales	-6	-	-	-
Reported value, December 31	**118**	**49**	**80**	**27**

Collateral

On December 31, 2006, property with a reported value of SEK 295 m. (295) was pledged as collateral for bank loans.

NOTE 18

LEASE ASSETS AND LEASES

As the former manufacturer of the regional aircraft Saab 340 and Saab 2000, Saab has a great interest in ensuring that these aircraft are utilized in the best way possible. Over 500 aircraft have been delivered and 163 are included in Saab's leasing fleet. Opening and closing leasing operations (and spares for these aircraft types) are carried out by wholly owned Group companies and one special purpose entity (SPE). Leasing operations are carried out in the global market, with an emphasis on North American and European customers. The terms of both finance and operating leases conform to customary terms in the international aircraft leasing market, which may entail the right to early termination, purchases and extensions, as well as security, geographical and tax-related limitations on the allocation of the aircraft in question. The operations are carried out in USD.

Lease assets are depreciated on a straight-line basis over 20-25 years. The result from leasing operations including depreciation is reported in the income statement on the lines other operating expenses and other operating income.

Leasing aircraft obtained for leasing purposes

SEK m.	2006	2005
Accumulated acquisition value		
Opening balance, January 1	7,955	9,520
Purchases	1	30
Sales	-1,698	-1,668
Reclassifications	-150	-349
Translation differences	-722	422
Closing balance, December 31	5,386	7,955
Accumulated depreciation		
Opening balance, January 1	-3,438	-3,869
Sales	875	920
Reclassifications	140	74
Depreciation for the year	-282	-419
Translation differences	131	-144
Closing balance, December 31	-2,574	-3,438
Accumulated impairments		
Opening balance, January 1	-440	-1,280
Sales and revaluations	41	842
Translation differences	4	-2
Closing balance, December 31	-395	-440
Reported value, December 31	**2,417**	**4,077**

Of the leasing aircraft held for leasing purposes, according to the table above, a portion are held through finance leases; see table below.

Leasing aircraft obtained via finance leases

SEK m.	2006	2005
Accumulated acquisition value		
Opening balance, January 1	1,238	1,249
Terminated finance leases	-450	-119
Sales and revaluations	-98	108
Closing balance, December 31	690	1,238
Accumulated depreciation		
Opening balance, January 1	-600	-609
Terminated finance leases	294	73
Depreciation for the year	-50	-64
Closing balance, December 31	-356	-600
Reported value, December 31	**334**	**638**

The leasing fleet is periodically valuated in terms of the present value of the future payments it is expected to generate. The inflow is represented by projected receipts from customers and insurers. Disbursements consist of fees for technical, legal and administrative activities directly related to management of the fleet. For aircraft leased by Saab, lease payments account for a significant share of the valuation.

Insurance protection limits Saab's risk. However, the internal distribution between expected receipts from customers and those from insurers will be affected in each instance by current projections.

Leasing fees for aircraft obtained via finance leases and leased out via operating leases

	NOMINAL AMOUNT		PRESENT VALUE	
SEK m.	Payments to lessors	Payments from airlines[1]	Payments to lessors	Payments from airlines[1]
Outcome				
2005	138	93	-	-
2006	128	59	-	-
Contracted				
2007	75	18	73	15
2008	60	16	56	11
2009	51	9	45	6
2010	23	9	19	6
2011	-	-	-	-
2012 and forward	-	-	-	-
Total, contracted	209	52	193	38

Saab is not the lessor in finance leases.

Leasing fees for aircraft obtained/leased via operating leases

SEK m.	Payments to lessors	Payments from airlines [1]	Payments from airlines [2]
Outcome			
2005	401	324	592
2006	422	278	254
Contracted			
2007	345	208	216
2008	310	146	187
2009	257	87	150
2010	252	51	119
2011	252	52	51
2012 and forward	599	94	2
Total, contracted	2,015	638	725

[1] Receipts from airlines for aircraft held and leased out via operating leases. Outcomes for 2006 and contracted values in or after 2007 are affected by renegotiation with the air carrier NWA, which has filed for Chapter 11 bankruptcy

[2] Receipts from airlines for owned aircraft leased out via operating leases.

Leasing fees for other assets obtained via operating leases

Other leasing fees refer to premises, computers and automobiles.

Group

SEK m.	Premises and buildings	Machinery and equipment
Outcome		
2005	71	81
2006	137	114
Contracted		
2007	169	111
2008	156	100
2009	154	94
2010	150	91
2011	142	91
2012 and forward	296	-
Total, contracted	1,067	487

Parent Company

SEK m.	Premises and buildings	Machinery and equipment
Outcome		
2005	10	60
2006	103	109
Contracted		
2007	131	107
2008	131	98
2009	131	93
2010	131	91
2011	131	91
2012 and forward	256	-
Total, contracted	911	480

NOTE 19

BIOLOGICAL ASSETS

Group

SEK m.	2006	2005
Living forests		
Reported value, January 1	217	213
Change in fair value less selling expenses	13	4
Reported value, December 31	230	217
Of which fixed assets	230	217

On December 31, 2006, the biological assets consisted of approximately 386,000 m³ of spruce, 580,000 m³ of pine and 62,000 m³ of hardwood. During the year approximately 24,000 m³ of timber was felled, which had a fair value in the Group, after deducting selling expenses, of SEK 7 m. on the felling date.

The valuation of forests has been done with the help of independent appraisers. The property has been valued according to the market comparison method. In the valuation, the environmental impact on the firing range has not been taken into account. An adjustment for the environmental impact has been made by reducing fair value by an amount corresponding to the market value of the size of the firing range (4,425 hectares) less the value of the timber.

NOTE 20

INVESTMENT PROPERTIES

Information on fair value of investment properties in the Group

In the Group, investment properties are reported according to the fair value method.

Group

SEK m.	2006	2005
Reported value, January 1	62	59
Investments in properties	4	4
Unrealized change in value	-	-1
Reported value, December 31	66	62

In 2005 and 2006, no investment properties were added or removed.

Investment properties are recognized in the balance sheet at fair value and changes in the value of these properties are recognized in the income statement; see also Note 1.

Investment properties comprise a number of rental properties leased to outside tenants. Leases on offices and production space in Karlskoga initially are signed for a period of 2-5 years. Prior to expiration, renegotiations are held with the tenant on the rent level and other terms of the agreement, provided the lease has not been terminated.

Fair values have been determined by analyzing rental income and expenses for each property, thereby producing a net rental income figure. Net rental income has been served as the basis of a valuation of fair value with a yield of 13 percent.

Group

SEK m.	2006	2005
Effect on net income/net rental income		
Rental income	15	15
Direct costs for investment properties that generated rental income during the period	-6	-7
Effect on net income /net rental income	9	8

Information on fair value of investment properties in Parent Company

In the Parent Company, investment properties are recognized according to the acquisition cost method. Investment properties in the Parent Company are leased out to other companies in the Group and are therefore classified as operating properties in the Group.

Parent Company

SEK m.	2006	2005
Accumulated fair value		
Opening fair value, January 1	152	150
Closing fair value, December 31	170	152

Parent Company

SEK m.	2006	2005
Effect on net income /net rental income		
Rental income	23	18
Direct costs for investment properties that generated rental income during the period	-23	-18
Effect on net income for the year	-	-

Information on reported value of investment properties in Parent Company

Parent Company

SEK m.	2006	2005
Accumulated acquisition value		
Opening balance, January 1	112	112
Reclassifications	9	-
Closing balance, December 31	121	112
Accumulated depreciation according to plan		
Opening balance, January 1	-59	-57
Depreciation according to plan for the year	-2	-2
Closing balance, December 31	-61	-59

Accumulated revaluations

Opening balance, January 1	64	-
Revaluations for the year	-	66
Depreciation according to plan for the year on revaluated amount	-2	-2
Closing balance, December 31	62	64
Reported value, December 31	**122**	**117**

Tax assessment value

	Group		Parent Company	
SEK m.	**12-31-2006**	**12-31-2005**	**12-31-2006**	**12-31-2005**
Tax assessment value of buildings	38	37	41	41
Tax assessment value of land	7	6	-	-

NOTE 21

SHARES IN ASSOCIATED COMPANIES CONSOLIDATED ACCORDING TO EQUITY METHOD

Group

SEK m.	2006	2005
Reported value, January 1	316	540
Acquisition of associated companies	-	17
Sale of associated companies	-	-246
Share in associated companies' income[1]	-6	45
Reclassifications	-26	-84
Translation differences and internal gains	-11	42
Dividends	-3	-18
Other changes in associated companies' shareholders' equity	-	20
Reported value, December 31	**270**	**316**

[1] Share in associated companies' income after tax and minority interest.

Results from Eurenco Group and Wah Nobel (Pvt) Ltd. are recognized as financial income and expenses through profit or loss. Other associated companies are held for operating purposes, i.e., they are related to operations of the business units and are therefore recognized in operating income.

Shares in associated companies as of December 31, 2006 include goodwill of SEK 0 m. (0).

The Group's share of sales, income, assets, shareholders' equity and liabilities are as follows:

12-31-2006

SEK m.	Country	Revenue	Income
Associated companies			
A2 Acoustics AB	Sweden	7	2
Booforsen Fastighets AB	Sweden	28	3
Caran Saab Engineering AB	Sweden	71	8
Cybersim (Pty) Ltd	South Africa	23	0
Eurenco Group	France	227	-30
Hawker Pacific Airservices Ltd	Australia	445	3
Industrikompetens i Östergötland AB	Sweden	25	3
Omnigo (Pty) Ltd	South Africa	36	1
Sörman Holding AB	Sweden	52	2
Wah Nobel (Pvt) Ltd	Pakistan	22	2
Total		936	-6

12-31-2005

SEK m.	Country	Revenue	Income
Associated companies			
A2 Acoustics AB	Sweden	4	0
Booforsen Fastighets AB	Sweden	49	1
Caran Saab Engineering AB	Sweden	40	6
Cybersim (Pty) Ltd	South Africa	1	-1
Eurenco Group	France	189	-24
Hawker Pacific Airservices Ltd	Australia	373	8
Industrikompetens i Östergötland AB	Sweden	18	2
Nammo A/S [2]	Norway	524	55
Omnigo (Pty) Ltd	South Africa	16	1
Saab Grintek (Pty) Ltd [1]	South Africa	136	4
Saab Grintek Defence (Pty) Ltd [1]	South Africa	101	-13
Sörman Holding AB	Sweden	49	3
Wah Nobel (Pvt) Ltd	Pakistan	20	3
Total		1,520	45

[1] The companies are consolidated Group companies as of June, 2005

[2] The company was sold on December 31, 2005.

12-31-2006 SEK m.	Assets	Sharehold-ers' equity	Liabilities	Ownership interest, %
Associated companies				
A2 Acoustics AB	4	3	1	40.0
Booforsen Fastighets AB [1]	-	-	-	50.0
Caran Saab Engineering AB	31	16	15	50.0
Cybersim (Pty) Ltd	8	3	5	25.0
Eurenco Group	270	58	212	19.9
Hawker Pacific Airservices Ltd	372	142	230	49.0
Industrikompetens i Östergötland AB	12	7	5	33.0
Omnigo (Pty) Ltd	14	7	7	40.0
Sörman Holding AB	32	19	13	25.3
Wah Nobel (Pvt) Ltd	26	15	11	27.2
Total	769	270	499	

[1] Recognized as a non-current asset held for sale.

12-31-2005 SEK m.	Assets	Sharehold-ers' equity	Liabilities	Ownership interest, %
Associated companies				
A2 Acoustics AB	2	1	1	40.0
Booforsen Fastighets AB	98	23	75	50.0
Caran Saab Engineering AB	20	10	10	50.0
Cybersim (Pty) Ltd	6	5	1	25.0
Electrodynamics Frontline Software (Pty) Ltd	1	1	0	25.0
Eurenco Group	225	91	134	19.9
Hawker Pacific Airservices Ltd	325	137	188	49.0
Industrikompetens i Östergötland AB	8	4	4	33.0
Omnigo (Pty) Ltd	21	11	10	40.0
Sörman Holding AB	31	17	14	25.3
Wah Nobel (Pvt) Ltd	32	16	16	27.2
Total	769	316	453	

NOTE 22

SHARES IN JOINT VENTURES CONSOLIDATED ACCORDING TO PROPORTIONAL METHOD

The Group has a 50% holding in the joint venture Gripen International, whose principal activity is to offer, market and provide services for aircraft, military materiel and related equipment. The remaining holding that the Group has in joint ventures is insignificant.

The Group's financial reports include the following items that constitute the Group's ownership interest in the joint venture's assets and liabilities.

Gripen International

SEK m.	2006	2005
Fixed assets	21	2
Current assets	2,080	599
Total assets	2,101	601
Current liabilities	1,832	459
Total liabilities	1,832	459
Net assets	**269**	**142**

NOTE 23

PARENT COMPANY'S SHARES IN ASSOCIATED COMPANIES AND JOINT VENTURES

Parent Company

SEK m.	2006	2005
Accumulated acquisition value		
Opening balance, January 1	252	340
Acquisitions	16	2
Sales	-	-56
Reclassifications	-	-101
Share of net income for the year	124	67
Closing balance, December 31	392	252
Reported value, December 31	**392**	**252**

Specification of Parent Company's (co-owner's) directly owned holdings of shares in associated companies and joint ventures.

SEK m.	% of votes and capital 2006	Reported value 2006
Associated companies		
A2 Acoustics AB, 556052-5601, Linköping	40.0	-
Caran Saab Engineering AB, 556615-7581, Linköping	50.0	2
Hawker Pacific Airservices Ltd, Australia	49.0	8
Industrikompetens i Östergötland AB, 556060-5478, Linköping	33.0	2
Eurenco SA, France	19.9	86
Sörmans Holding AB, 556221-2034, Växjö	25.3	6
SMM Medical AB, 556123-6414, Linköping	46.3	8
Joint ventures		
Gripen International KB, 969679-8231, Linköping	50.0	266
Gripen Venture Capital AB, 556298-6629, Linköping	50.0	12
SAAB-BAE SYSTEMS Gripen AB, 556527-6721, Linköping	50.0	-
Saab Ericsson NBD Innovation AB, 556628-6406, Linköping	60.0	-
Industrigruppen JAS AB, 556147-5921, Stockholm	60.0	2
Total		392

SEK m.	% of votes and capital 2005	Reported value 2005
Associated companies		
A2 Acoustics AB, 556052-5601, Linköping	40.0	-
Caran Saab Engineering AB, 556615-7581, Linköping	50.0	2
Hawker Pacific Airservices Ltd, Australia	49.0	8
Industrikompetens i Östergötland AB, 556060-5478, Linköping	33.0	2
Eurenco SA, France	19.9	86
Joint ventures		
Gripen International KB, 969679-8231, Linköping	50.0	142
Gripen Venture Capital AB, 556298-6629, Linköping	50.0	12
SAAB-BAE SYSTEMS Gripen AB, 556527-6721, Linköping	50.0	-
Saab Ericsson NBD Innovation AB, 556628-6406, Linköping	60.0	-
Total		252

NOTE 24

RECEIVABLES FROM GROUP COMPANIES, ASSOCIATED COMPANIES AND JOINT VENTURES

Parent Company

SEK m.	Receivables from Group companies 2006	2005	Receivables from joint ventures 2006	2005
Accumulated acquisition value				
Opening balance, January 1	186	188	14	-
Acquisitions	163	4	1	14
Sales	-48	-6	-	-
Closing balance, December 31	301	186	15	14

NOTE 25

FINANCIAL INVESTMENTS

Group

SEK m.	12-31-2006	12-31-2005
Financial investments held as fixed assets		
Financial investments at fair value through profit or loss:		
Shares and participations	95	91
Investments held to maturity:		
Interest-bearing securities	27	37
Total	122	128
Short-term investments held as current assets		
Financial assets at fair value through profit or loss		
Interest-bearing securities	-	4,624
Total	-	4,624

Investments are valued at fair value. The net change in value during the year amounted to SEK -5 m. (-34). Certain financial investments are a part of the commitments from the sale of Gripen on export, and impairments are included in the export contract's production cost.

NOTE 26

OTHER LONG-TERM SECURITIES HOLDINGS

Parent Company

SEK m.	2006	2005
Accumulated acquisition value		
Opening balance, January 1	68	147
Acquisitions	9	7
Sales	-1	-
Reclassifications	-	-86
Closing balance, December 31	76	68
Accumulated impairments		
Opening balance, January 1	-16	-16
Impairments for the year	-1	-
Closing balance, December 31	-17	-16
Reported value, December 31	**59**	**52**

NOTE 27

LONG-TERM RECEIVABLES AND OTHER RECEIVABLES

Group

SEK m.	12-31-2006	12-31-2005
Long-term receivables held as fixed assets		
Receivables from associated companies	70	69
Receivables from joint ventures, interest-bearing	7	7
Other interest-bearing receivables	474	445
Other non-interest-bearing receivables	440	569
Total	991	1,090

Interest-bearing receivables primarily refer to receivables from asset sales. Non-interest-bearing receivables primarily consist of deposits from Saab Aircraft Leasing.

Group

SEK m.	12-31-2006	12-31-2005
Other receivables held as current assets		
Receivables from associated companies	15	349
Receivables from joint ventures	1,142	61
Advance payments to suppliers	195	238
Other interest-bearing receivables	770	162
Other non-interest-bearing receivables	730	569
Subtotal	2,852	1,379
Receivables from customers		
Assignment revenue	4,724	3,952
Less utilized advance payments	-2,523	-2,753
Subtotal	2,201	1,199
Total	**5,053**	**2,578**

Assignment revenue refers to assignment costs incurred plus reported gross income less any losses attributable to the work performed. Unutilized advance payments amount to SEK 3,642 m. (3,523).

Costs attributable to assignment revenue amounted to SEK 4,059 m. (3,336). Reported gross income amounted to SEK 665 m. (616).

Parent Company

SEK m.	12-31-2006	12-31-2005
Other long-term receivables		
Other interest-bearing receivables	63	72
Total	63	72

Parent Company

SEK m.	12-31-2006	12-31-2005
Other receivables held as current assets		
Other interest-bearing receivables	11	11
Other non-interest-bearing receivables	463	485
Total	474	496
Receivables from customers		
Assignment revenue	2,509	2,820
Less utilized advance payments	-1,501	-2,271
Subtotal	1,008	549
Total	**1,482**	**1,045**

Assignment revenue refers to assignment costs incurred plus reported gross income less any losses attributable to the work performed. Unutilized advance payments amount to SEK 2,152 m. (2,908).

Costs attributable to assignment revenue amounted to SEK 2,286 m. (2,381). Reported gross income amounted to SEK 223 m. (439).

Parent Company

SEK m.	2006	2005
Long-term receivables		
Accumulated acquisition value		
Opening balance, January 1	72	70
Additional receivables	-	2
Deductible receivables	-9	-
Closing balance, December 31	63	72

NOTE 28

INVENTORIES

Group

SEK m.	12-31-2006	12-31-2005
Raw materials and consumables	2,335	1,629
Work in progress	3,909	3,742
Finished goods and goods for resale	720	859
Less utilized advances from customers [1]	-2,007	-2,268
Total	4,957	3,962

[1] Expenses incurred on contracts with a legal right of set-off.

Saab has reached agreement with the National Debt Office to co-finance Saab's participation in the Airbus 380 project. The co-financing is in the form of a royalty loan maximized at SEK 350 m. Repayment will take the form of a royalty on each delivery to Airbus. Through 2006 the National Debt Office paid out SEK 253 m. (232), which reduces inventory in the financial statements.

Cost of goods sold for the Group includes inventory impairments of SEK 232 m. (174). The reversal of previous impairments amounts to SEK 47 m. (173). Of inventories, SEK 1,153 m. is expected to be realized more than 12 months after the closing day.

Parent Company

SEK m.	12-31-2006	12-31-2005
Raw materials and consumables	1,278	686
Work in progress	2,982	2,911
Finished goods and goods for resale	485	373
Advance payments to suppliers	1,205	558
Less utilized advances from customers [1]	-1,947	-2,295
Total	4,010	2,233

[1] Expenses incurred on contracts with a legal right of set-off.

Cost of goods sold for the Parent Company includes inventory impairments of SEK 138 m. (34) after the reversal of previous impairments of SEK 0 m. (28). The value of inventories reported at net realizable value amounts to SEK 170 m. (155). Of the Parent Company's inventories, SEK 1,144 m. is expected to be realized more than 12 months after the closing day.

NOTE 29

ACCOUNTS RECEIVABLE

Accounts receivable in the Group amount to SEK 3,324 m. (3,017). During the year, impairment of accounts receivable amounted to SEK 15 m. (17). Reversals of previous impairments amounted to SEK 5 m. (21).

Accounts receivable in the Parent Company amount to SEK 1,055 m. (751). During the year, impairment of accounts receivable amounted to SEK 15 m. (4). Reversals of previous impairments amounted to SEK 5 m. (5).

NOTE 30

PREPAID EXPENSES AND ACCRUED INCOME

	Group		Parent Company	
SEK m.	12-31-2006	12-31-2005	12-31-2006	12-31-2005
Prepaid expenses	441	381	230	146
Accrued leasing fees Saab Aircraft Leasing	32	86	-	-
Other accrued income	179	141	100	65
Total	652	608	330	211

NOTE 31

LIQUID ASSETS

Group

SEK m.	12-31-2006	12-31-2005
Cash and bank balances (incl. available overdraft facilities)	1,290	1,243
Deposits	103	81
Short-term investments, equated with liquid assets	-	250
Total according to balance sheet	1,393	1,574
Immediately cancelable overdraft facilities (less liability for overdraft facilities)	-4	-17
Total according to statement of cash flows	1,389	1,557

Deposits refer to funds deposited on behalf of customers. Short-term investments of SEK 0 m. (250), have been classified as liquid assets because they have an insignificant risk of fluctuating in value, are easily convertible to cash and have a maturity of not more than three months from acquisition date.

The Group's unutilized credits amounted to SEK 361 m. (445) at year end. With regard to the Group's other loan facilities, refer to Note 36 and Note 41.

NOTE 32

NON-CURRENT ASSETS HELD FOR SALE

Non-current assets held for sale include a property, shares in an associated company and assets and liabilities in a small unit. Sales are expected to begin in early 2007.

Group

SEK m.	12-31-2006	12-31-2005
Assets classified as held for sale		
Intangible fixed assets	-	3
Tangible fixed assets	98	22
Shares in associated companies	26	-
Inventories	10	6
Accounts receivable	-	32
Prepaid expenses and accrued income	-	2
Total	134	65
Liabilities classified as held for sale		
Advance payments from customers	-	3
Trade accounts payable	-	6
Other liabilities	-	6
Accrued expenses and deferred income	2	22
Total	2	37

NOTE 33
SHAREHOLDERS' EQUITY

Group

SEK m.	Capital stock	Share premium reserve (Other capital contributions)	Statutory reserve (Other capital contributions)	Net gain on cash flow hedges (Other reserves)	Translation reserve (Other reserves)	Retained earnings	Total	Minority interest	Total shareholders' equity
	Equity attributable to Parent Company's shareholders								
Opening balance, January 1, 2005	1,746	202	341	-	-1	5,830	8,118	103	**8,221**
Effect of change in accounting principle	-	-	-	104	-	-24	80	-	**80**
Adjusted shareholders' equity, January 1, 2005	1,746	202	341	104	-1	5,806	8,198	103	**8,301**
Items reported directly in shareholders' equity:									
Cash flow hedges:									
Reported directly in shareholders' equity	-	-	-	-108	-	-	-108	-	**-108**
Dissolved through income statement	-	-	-	10	-	-	10	-	**10**
Translation differences for the year	-	-	-	-	299	-	299	27	**326**
Other changes in shareholders' equity:									
Net income for the year	-	-	-	-	-	1,189	1,189	10	**1,199**
Transactions with owners:									
Dividend	-	-	-	-	-	-409	-409	-	**-409**
Acquisition and sale of operations	-	-	-	-	-	-	-	174	**174**
Transfer from share premium reserve to statutory reserve	-	-202	202	-	-	-	-	-	**-**
Shareholders' equity, closing balance, December 31, 2005	1,746	-	543	6	298	6,586	9,179	314	**9,493**
Shareholders' equity, opening balance, January 1, 2006	1,746	-	543	6	298	6,586	9,179	314	**9,493**
Items reported directly in shareholders' equity:									
Cash flow hedges:									
Reported directly in shareholders' equity	-	-	-	72	-	-	72	-	**72**
Dissolved through income statement	-	-	-	-6	-	-	-6	-	**-6**
Translation differences for the year	-	-	-	-	-306	-	-306	-59	**-365**
Other changes in shareholders' equity:									
Net income for the year	-	-	-	-	-	1,300	1,300	47	**1,347**
Transactions with owners:									
Dividend	-	-	-	-	-	-437	-437	-4	**-441**
Acquisition and sale of operations	-	-	-	-	-	-	-	-75	**-75**
Shareholders' equity, closing balance, December 31, 2006	1,746	-	543	72	-8	7,449	9,802	223	**10,025**

Parent Company SEK m.	Restricted equity Capital stock	Share premium reserve	Revaluation reserve	Statutory reserve	Unrestricted equity Retained earnings	Net income for the year	Total shareholders' equity
Opening balance, January 1, 2005	1,746	202	500	341	3,766	-	**6,555**
Items reported directly in shareholders' equity:							
Revaluation of fixed asset	-	-	130	-	15	-	**145**
Group contributions	-	-	-	-	-458	-	**-458**
Tax attributable to Group contributions	-	-	-	-	128	-	**128**
Other changes in shareholders' equity:							
Net income for the year from income statement	-	-	-	-	-	295	**295**
Dividend paid	-	-	-	-	-409	-	**-409**
Transfer from share premium reserve to statutory reserve	-	-202	-	202	-	-	**-**
Shareholders' equity, closing balance, December 31, 2005	1,746	-	630	543	3,042	295	**6,256**
Shareholders' equity, opening balance, January 1, 2006	1,746	-	630	543	3,337	-	**6,256**
Items reported directly in shareholders' equity:							
Revaluation of fixed asset	-	-	110	-	68	-	**178**
Group contributions	-	-	-	-	-611	-	**-611**
Tax attributable to Group contributions	-	-	-	-	171	-	**171**
Other changes in shareholders' equity:							
Net income for the year from the income statement	-	-	-	-	-	1,020	**1,020**
Dividend paid	-	-	-	-	-437	-	**-437**
Shareholders' equity, closing balance, December 31, 2006	1,746	-	740	543	2,528	1,020	**6,577**

The conditional repayment obligation for shareholders' contributions amounts to SEK 0 m. (0).

The Parent Company's share premium reserve was transferred as of December 31, 2005 to the statutory reserve.

The shares in the Parent Company are divided into two series, A and B. Both classes of shares carry equal rights, with the exception that each Series A share is entitled to ten votes and each share of Series B one vote. The shares' nominal value is SEK 16.

Number of shares as December 31, 2006	Number of shares	% of shares	% of votes
Series A	5,254,303	4.8%	33.6%
Series B	103,896,041	95.2%	66.4%
Total	109,150,344	100%	100%

Net gain or loss on cash flow hedges

The net gain or loss on cash flow hedges comprises the effective share of the cumulative net change in fair value of a cash flow hedging instrument attributable to hedge transactions that have not yet taken place.

Translation reserve

The translation reserve comprises all exchange rate differences that arise from the translation of financial reports from operations that have prepared their reports in a currency other than the currency that the Group's financial reports are presented in. The Parent Company and the Group present their financial reports in SEK.

PARENT COMPANY

Restricted reserves

Restricted reserves may not be reduced through profit distribution.

Revoluation reserve

When a tangible or financial fixed asset is revaluated, the revaluation amount is allocated to a revaluation reserve.

Legal reserve

The allocation to the legal reserve has previously been at least 10 percent of net income for the year until the legal reserve amounts to 20 percent of the capital stock in the Parent Company. From 2006 the allocation is voulantary and no new provisions are made to the statutory reserve.

Unrestricted equity

Retained earnings:

Consists of last year's unrestricted equity after profit distribution and Group contributions. Retained earnings together with net income for the year comprise unrestricted equity, i.e., the amount available for distribution to the shareholders.

NOTE 34

EARNINGS PER SHARE

Earnings per share

	2006	2005
Net income for the year attributable to Parent Company's shareholders (SEK m.)	1,300	1,189
Weighted average number of common shares outstanding before and after dilution (thousands)	109,150	109,150
Earnings per share (SEK)	11.91	10.89

NOTE 35

INTEREST-BEARING LIABILITIES

Group

SEK m.	12-31-2006	12-31-2005
Long-term liabilities		
Liabilities to credit institutions	535	567
Other interest-bearing liabilities	55	172
Total	590	739
Current liabilities		
Liabilities to credit institutions	60	67
Liabilities to joint ventures	999	214
Other interest-bearing liabilities	5	34
Total	1,064	315
Total interest-bearing liabilities	**1,654**	**1,054**

Terms and repayment schedules

Collateral for bank loans amounts to SEK 295 m. (295) for the company's land and buildings (see Note 42). Of the long-term liabilities, SEK 583 m. (159) falls due between one and five years of the closing day and SEK 7 m. (580) later than five years of the closing day.

Liabilities to credit institutions primarily refer to financing for a property. For more information on exposure to interest rate risk and the risk of changes in exchange rates, refer to Note 41.

NOTE 36

LIABILITIES TO CREDIT INSTITUTIONS

Parent Company

SEK m.	12-31-2006	12-31-2005
Current liabilities		
Overdraft facilities: Available credit/limit	4,361	4,406
Short-term portion of bank loans: Unutilized portion	-4,356	-4,388
Utilized credit amount	5	18
Short-term borrowing	-	-
Total	**5**	**18**

NOTE 37

EMPLOYEE BENEFITS

Saab has two types of pension plans: defined-benefit and defined-contribution. In defined-benefit plans, post-employment compensation is based on a percentage of the recipient's salary. In defined-contribution plans, pensions are based on the premiums paid.

Group

SEK m.	2006	2005
Wholly or partially funded obligations:		
Present value of defined-benefit obligations	4,147	679
Fair value of assets under management	-3,481	-805
Net, wholly or partially funded obligations	666	-126
Present value of unfunded defined-benefit obligations	302	3,508
Present value of net obligation	968	3,382
Unreported actuarial gains (+) and losses(–)	-556	-443
Net obligation employee benefits	412	2,939
The net amount is reported in the following balance sheet item		
Provisions for pensions	412	2,939
The net amount is divided among plans in the following countries:		
Sweden	388	2,914
Austria	18	16
USA	3	5
Germany	3	4
Net amount in balance sheet	412	2,939

Unreported actuarial losses amount to SEK 556 m (443). Actuarial losses are calculated as the difference between pension obligations and the liability according to the balance sheet. If the pension obligation exceeds the liability by more than 10 percent, the portion exceeding 10 percent is amortized over the remaining period of employment for employees covered by defined-benefit plans. According to the above calculation the actuarial losses exceed 10 percent of the pension obligation 2006, which amounts to SEK 4,449 m. This means that the difference between SEK 445 m. and SEK 556 m. will be distributed over 11.3 years.

Saab has around ten types of defined-benefit plans. The predominant plan is the ITP plan, and the second largest plan refers to state-funded retirement pension.

Changes in net obligation for defined-benefit plans reported in balance sheet

Group

SEK m.	2006	2005
Net obligation for defined-benefit plans January 1	2,939	3,034
Compensation paid	-152	-158
Deposits to pension fund	-2,566	-200
Cost reported in income statement	190	256
Effects of acquired/sold operations	20	25
Insurance premium	-20	-208
Withdrawals from pension fund	1	190
Net obligation for defined-benefit plans, December 31	412	2,939

Change in assets under management

Group

SEK m.	2006	2005
Opening fair value, January 1	805	649
Assumed return	108	23
Withdrawals	-1	-190
Compensation paid for transferred operations	-20	-
Settlements	-16	-
Contributions	2,566	200
Actuarial gain	39	123
Closing fair value, december 31	3,481	805

Cost reported in income statement

Group

SEK m.	2006	2005
Costs for employment during current period	134	86
Interest expense for obligation	155	174
Assumed return on assets under management	-108	-23
Insurance premium	-	208
Less ensured liability	-	-189
Amortised actuarial losses	9	-
Cost of defined-benefit plans in income statement	190	256
Cost of defined-contribution plans [1]	509	449
Payroll tax	117	138
Total cost of post-employment compensation	816	843

[1] Includes SEK 14 m. (16) for ITP plan financed in Alecta; see below.

The cost is reported on the following lines in the income statement:

Group

SEK m.	2006	2005
Cost of goods sold	589	520
Marketing expenses	64	59
Administrative expenses	64	38
Research and development costs	43	75
Financial expenses	56	151
Total cost of post-employment compensation	816	843

Return on assets under management

Actual return on assets under management	147	146
Assumed return on assets under management	-108	-23
Actuarial result from assets under management during the period	39	123

Interest expense less the assumed return on assets under management is classified as financial expense. Other pension costs are divided by function in the income statement in relation to how payroll expenses are charged to the various functions.

Saab's defined-benefit plans are secured in three ways: as a liability in the balance sheet, in pension funds or funded through insurance with Alecta. The portion secured through insurance with Alecta refers to a defined-benefit plan that comprises several employers and is reported according to a pronouncement by the Financial Accounting Standards Council's Emerging Issues Task Force, URA 42. For fiscal year 2006, the Group has not had access to the information that would make it possible to report this plan as a defined-benefit plan. The ITP pension plan, which is secured through insurance with Alecta, is therefore reported as a defined-contribution plan. Alecta's surplus can be distributed to policyholders and/or insureds. At year-end 2006, Alecta's surplus in the form of the collective funding ratio amounted to 143.1 percent (128.5). The collective funding ratio is the market value of Alecta's assets as a percentage of the insurance obligations calculated according to Alecta's actuarial assumptions, which does not conform to IAS 19.

The year's expenses for pension insurance with Alecta amount to SEK 14 m. (224), of which SEK 0 m (208) refers to a redeemed liability.

Assumptions for defined-benefit obligations

Group

	2006	2005
Significant actuarial assumptions as of closing day (expressed as weighted averages)		
Discount rate, December 31	4.00%	3.90%
Assumed return on assets under management, December 31	5.00%	4.30%
Future salary increase	3.00%	2.50%
Increase/decrease in health-care costs	N/A	N/A
Future increase in pensions	2.00%	1.70%
Employee turnover	5.00%	5.00%
Anticipated remaining years in service	11.3 years	11.3 years

The following assumptions serve as the basis of the valuation of Saab's pension liability:

Discount rate: The valuation is based on an interest rate curve estimated using the Kingdom of Sweden's inflation-indexed bonds according to the Nelson-Siegel method. Each assumed cash flow is discounted using an interest rate for the corresponding maturity. To obtain an anticipated nominal return, inflation expectations are added in.

Assumed return on investment assets: Sixty-five percent of the assets managed by the Saab Pension Fund are invested in interest-bearing bonds and 35 percent in equities and similar securities. The assumed rate of return is 4 percent on the interest-bearing bonds and 7 percent on equities and similar securities.

Long-term salary increases: Assumed to be as high as the increase in the basic income amount. This means that Saab expects the same salary increases as the national average.

Long-term increase in basic income: Data from Statistics Sweden on current wage increases in the private sector provide an historical average during the period 1974-2000 of approximately 1 percent above inflation.

Long-term rate of inflation: Based on the Riksbank's inflation target of 2 percent, which mirrors the market's implicit expectations as measured by the difference between nominal and real bonds. It should be stressed that the sensitivity of the valuation to inflation assumptions is limited, since the discount rate is based on the real interest rate curve.

Mortality: Mortality is the same assumption recommended by the Financial Supervisory Authority (FFFS 2001:13), based on Makeham formulas for men and women.

Marriage: Marriage is the same assumption recommended by the Financial Supervisory Authority (FFFS 2001:13).

Employee turnover: The likelihood that an individual ends his/her employment is assumed to be 5 percent per year.

Parent Company's pension obligations

Funds allocated for pensions according to the balance sheet correspond to the net present value of existing pension obligations.

Parent Company

SEK m.	12-31-2006	12-31-2005
FPG/PRI pensions	-	1,729
Other pensions	86	94
Other provisions for pensions	74	77
Total	160	1,900
Of which credit guarantees via FPG/PRI	12	1,759

	Group		Parent Company	
SEK m	2006	2005	2006	2005
Amount of provision expected to be paid after more than 12 months	412	2,782	160	1,823

Share-related compensation

There is no share-related compensation in the Group.

SENIOR EXECUTIVES' BENEFITS

Remuneration to Board members

In accordance with the resolution of the Annual General Meeting, the fees paid to the members of the Board amount to SEK 2,875,000 (2,400,000), consisting of SEK 1,000,000 (800,000) to the Chairman and SEK 375,000 (300,000) to each of the other members elected by the Annual General Meeting, with the exception of the President. The Members of the Board nominated by BAE Systems – Stephen Henwood and George Rose – both of whom are employees of BAE Systems, have declined their fees with respect to BAE Systems' policy.

For audit committee work, committee chairman Peter Nygårds also received fees of SEK 100,000 (100,000) and committee members Marcus Wallenberg, Lennart Johansson and Per-Arne Sandström fees of SEK 50,000 (50,000) each.

For compensation committee work, committee chairman Marcus Wallenberg also received fees of SEK 100,000 and committee member Lena Treschow Torell fees of SEK 50,000. George Rose has declined his fees with respect to BAE Systems' policy.

Remuneration to the President

The salary paid to President and CEO Åke Svensson consists of a fixed portion and a variable portion. The variable portion is based on a performance bonus with predetermined quantitative and qualitative objectives each year. The performance bonus can amount to a maximum of 50 percent of the President's fixed salary. The preparation and decision-making process for compensation issues regarding the President is handled by the Board's Compensation Committee according to the principles laid down by the Annual General Meeting. In 2006, the President received salary, bonus and other benefits totaling SEK 6,263,019 (5,937,098), of which the bonus for 2005 accounted for SEK 1,540,000 (1,040,000) and other benefits, including a car allowance, for SEK 16,512 (16,288).

Pension terms

The retirement age for the President is 60. The President has a defined-contribution pension plan. He may decide himself on the payment term, though within the provisions of Swedish income tax law. The pension cost for Saab AB consists of pension premiums amounting to 35 percent of the fixed salary as long as the President remains an employee of the company. To this is added the cost of pension premiums according to the ITP plan. The pension commitment is vested. For 2006, the cost of the President's pension, including ITP, was SEK 2,069,356 (2,058,362).

Severance terms

If terminated by the company, the President will receive a salary and pension benefits for a period of six months (period of notice). Thereafter he will receive severance pay equivalent to one year of salary, based on his current fixed salary. If the President does not obtain new employment, he will receive an additional one year of severance pay. The salary during the period of notice and severance will be deducted from income received from other employers during the same period. If the President resigns voluntarily, there is a six-month period of notice with salary and pension benefits, but no severance.

Remuneration to other senior executives

The group of other senior executives included 11 individuals (11) in 2006, consisting of the Deputy CEO, Executive Vice Presidents and heads of Group staffs. Mats Lindman stepped down from Group Management on October 31, 2006 and was replaced on November 1, 2006 by Mikael Grodzinsky. The salaries paid to other senior executives consist of a fixed portion and a variable portion. The variable portion is a performance bonus based on the Group's order bookings, sales, operating income and operating margin. The performance bonus normally amounts to a maximum of 25 percent of each executive's fixed salary, and in several cases to 35 percent of fixed salary. A performance bonus agreement is drafted annually and signed by the President. The rules for performance bonuses are stipulated in a document issued by the President. Compensation issues regarding the other senior executives are prepared by the head of human resources and presented to the President, who makes a decision pending the approval of the Compensation Committee and the Board.

In 2006, the other senior executives received salaries, bonuses and other benefits totaling SEK 31,732,429 (27,032,445), of which bonuses for 2005 accounted for SEK 4,569,100 (3,073,431) and other benefits, including housing and car allowances, for SEK 358,680 (595,536).

Pension terms

The pension age for all other senior executives, with the exception of two persons who have 62 years, is 60 years. For new executives, the pension age as of January 1, 2005 is 62 years.

In addition to ITP or its equivalent, 10 members of the group (10) are affiliated with the Saab plan, which is defined-contribution and vested. The Saab plan provides pensions benefits over and above ITP or its equivalent on salary segments between 20 and 30 basic amounts as well as on salary segments over 30 basic amounts. The individuals themselves can decide on the payment term, though within the provisions of Swedish income tax law. Moreover, an insurance policy finances the period between the ages of 60 or 62 years and 65 years.

The pension cost for Saab AB consists of pension premiums, which are based on a percentage of qualifying salaries. The percentage rate is determined by each executive's time remaining until the pension age, 60 were 62 years, when joining the plan. The aggregate insurance balance should cover a targeted pension from 65 years of approximately 32.5 percent of salary segments between 20 and 30 basic amounts and approximately 50 percent of segments over 30 basic amounts of qualifying salaries. Premium payments continue as long as the individuals remain in their positions or as employees of the company.

For one senior executive, the total pension cost represents 35 percent of fixed salary.

Pension obligations are vested. In 2006, pension costs for other senior executives, including ITP and its equivalent, amounted to SEK 13,122,887 (11,841,722). Other senior executives are entitled, or obliged if the company so requests, to retire on pension as of the age of 60 or 62 years. Their retirement pension up to the ordinary pension age of 65 follows the Saab plan.

New pension agreements are drafted according to Saab's defined-contribution pension.

Severance terms

If terminated by the company, the group of other senior executives will receive a salary and pension benefits for six months (period of notice). Thereafter they will receive severance pay equivalent to one year of salary, based on their current fixed salary. If they do not obtain new employment, they will receive an additional six months of severance. Employees hired before January 1, 2005 who have reached the age of 55 are entitled to another six months of severance. The salary during the period of notice and severance will be deducted from income received from other employment during the same period. If they resign voluntarily, there is a six-month period of notice with salary and pension benefits, but no severance.

Summary of compensation and other benefits during the year

SEK	Base salary directors' fee	Variable compensation	Other benefits	Pension cost	Total
Chairman of the Board	1,000,000	-	150,000	-	1,150,000
Other Board members	1,875,000	-	250,000	-	2,125,000
President and CEO Åke Svensson	4,706,507	1,540,000	16,512	2,069,356	8,332,375
Other senior executives	26,804,649	4,569,100	358,680	13,122,887	44,855,316
Total	34,386,156	6,109,100	775,192	15,192,243	56,462,691

Guidelines för remuneration and other benefits for senior executives are described in the corporate governance report.

NOTES

NOTE 38

PROVISIONS

Group

SEK m.	12-31-2006	12-31-2005
Provisions that are long-term liabilities		
Anticipated deficit in future commitments for regional aircraft	1,369	1,402
Restructuring costs	34	45
Project losses	138	347
Other	420	420
Total	1,961	2,214
Provisions that are current liabilities		
Anticipated deficit in future commitments for regional aircraft	190	256
Restructuring costs	237	68
Project losses	439	189
Other	243	103
Total	1,109	616

Parent Company

SEK m.	12-31-2006	12-31-2005
Anticipated deficit in future commitments for regional aircraft	929	954
Restructuring costs	52	51
Project losses	293	421
Other	252	108
Total	1,526	1,534

Anticipated deficit in future commitments for regional aircraft

SEK m.	Group	Parent Company
Opening balance, January 1, 2006	1,658	954
Amount utilized during the year	-65	-57
Increase in discounted amount	32	32
Translation differences and other	-66	-
Closing balance, December 31, 2006	1,559	929

Restructuring costs

SEK m.	Group	Parent Company
Opening balance, January 1, 2006	113	51
Provisions allocated during the year	274	50
Acquired through business acquisitions	-	16
Amount utilized during the year	-100	-64
Reversal of unutilized amount	-10	-
Translation differences and other	-6	-1
Closing balance, December 31, 2006	271	52

Project losses

SEK m.	Group	Parent Company
Opening balance, January 1, 2006	536	421
Provisions allocated during the year	262	255
Acquired through business acquisitions	246	28
Amount utilized during the year	-143	-131
Reversal of unutilized amount	-20	-10
Translation differences and other	-304	-270
Closing balance, December 31, 2006	577	293

Other provisions

SEK m.	Group	Parent Company
Opening balance, January 1, 2006	523	108
Provisions allocated during the year	173	80
Acquired through business acquisitions	55	50
Amount utilized during the year	-79	-21
Reversal of unutilized amount	-29	-7
Translation differences and other	20	42
Closing balance, December 31, 2006	663	252

Total provisions

SEK m.	Group	Parent Company
Opening balance, January 1, 2006	2,830	1,534
Provisions allocated during the year	709	385
Acquired through business acquisitions	301	94
Amount utilized during the year	-387	-273
Reversal of unutilized amount	-59	-17
Increase in discounted amount	32	32
Translation differences and other	-356	-229
Closing balance, December 31, 2006	3,070	1,526

Payments

	Group		Parent Company	
SEK m.	2006	2005	2006	2005
Amount of provision expected to be paid after more than 12 months	1,961	2,214	1,145	1,226

Obligations for regional aircraft

Anticipated deficits within future leasing operations and obligations tied to product and airworthiness responsibility.

Restructuring

Allocations for structural costs are recognized as provisions if the criteria for provisions are met according to the accounting principles; see Note 1. Structural costs primarily relate to the costs to adapt resources and changeover costs.

Project losses

Provisions for project losses primarily relate to Helicopter 14 and a project in the area of airborne radar.

NOTE 39

OTHER LIABILITIES

Group

SEK m.	12-31-2006	12-31-2005
Other long-term liabilities		
Long-term prepaid revenue	254	309
Other	88	79
Total	342	388
Other current liabilities		
Liabilities to associated companies	28	10
Liabilities to joint ventures	126	-
Value-added tax	183	219
Withholding tax	172	185
Deposits in leasing operations	225	285
Liability to customer	281	-
Other	100	128
Total	1,115	827
Liabilities due for payment more than five years after closing day	118	81

Parent Company

SEK m.	12-31-2006	12-31-2005
Value-added tax	62	162
Withholding tax	110	62
STP loans	-	97
Option premiums received	-	40
Liabilty to customer	281	-
Other	150	137
Total	603	498
Liabilities due for payment more than five years after closing day	80	110

Other liabilities in the Parent Company include both interest-bearing and non-interest-bearing liabilities. For a comparison with the Group, see also Note 35.

NOTE 40

ACCRUED EXPENSES AND DEFERRED INCOME

	Group		Parent Company	
SEK m.	12-31-2006	12-31-2005	12-31-2006	12-31-2005
Accrued expenses				
Cost of customer commitments in regional aircraft	654	608	559	546
Vacation pay liability	703	607	385	305
Expected invoices	443	430	298	194
Accrued leasing costs	238	313	-	-
Social security expenses	459	393	282	230
Accrued interest	299	239	284	35
Accrued project costs	1,149	313	218	159
Personnel liabilities	342	187	144	93
Early retirement and redundancies	89	150	83	134
Value of contracted flows	310	139	-	-
Claims reserve	50	61	7	7
Royalties and commissions	35	44	-	11
Other	242	244	189	84
Total accrued expenses	5,013	3,728	2,449	1,798
Deferred income				
Advance invoicing	3,749	2,073	1,987	1,958
Change in value of extended forward contracts	537	288	527	205
Other	72	63	27	256
Total deferred income	4,358	2,424	2,541	2,419
Total	**9,371**	**6,152**	**4,990**	**4,217**

NOTE 41

FINANCIAL POLICY AND RELATED RISKS

Saab's operations are continuously exposed to various financial risks involving foreign currencies, interest rates, liquidity, counterparties and credit. Moreover, the Group is continuously exposed to political risks. In addition, these operations consist to a large extent of long-term projects, which increases the complexity of the financial structure. The Group has a financial policy, as laid down by the Board of Directors, with rules and guidelines for managing financial risks and financial operations in general. The financial policy states that financial risks associated with normal business operations should be minimized, i.e., risk neutrality should be sought.

Organization

Overall responsibility for managing the Group's financial risks and developing methods and principles for managing financial risks rests with the Corporate Treasury function. Management of financial risks is centralized in the Group's internal bank, Saab Treasury, and while management of insurance is centralized in the Group's insurance company, Lansen Försäkrings AB. Customer finance, guaranty and finance issues are also managed by Corporate Treasury. The overall principle in the financial policy is decentralized hedging responsibility and centralized trading responsibility, i.e., every business units uses one of Corporate Treasury's functions to minimize the risk. To take advantage of economies of scale and synergy effects and to minimize management risks, external transactions are made through Saab Treasury or Lansen Försäkrings AB.

Saab Treasury is responsible for the Group's liquidity management, financing, internal bank, trading, external management of interest rate and currency risks, management of energy risks and contractual guarantees. Saab Treasury manages transactions with internal companies and business units through netting or transactions with external counterparties. Moreover, Saab has an agreement with an external party to manage the Group's electricity risks.

Lansen Försäkrings AB is responsible for ensuring that the Group has an effective process to identify, value and limit risks in order to prevent damage to operations and for Group-wide insurance programs. Non-financial risks are handled through active risk management in the business units, though also through procurement of insurance on the market and in their own names.

Foreign currency risks

Foreign currency risk refers to the risk that fluctuations in exchange rates will affect the Group's income. Exchange rate fluctuations affect Saab's income and shareholders' equity in various ways:

- Income is affected when sales revenue and production costs are in different currencies (economic and transaction exposure).
- Income is affected when the income of foreign subsidiaries is translated to Swedish kronor (translation exposure).
- Income or shareholders' equity is affected when the assets and liabilities of foreign subsidiaries are translated to Swedish kronor (translation exposure).

In its risk management, Saab distinguishes between three types of exposure: economic exposure, transaction exposure and translation exposure.

Economic exposure

Management of the foreign currency risk in fixed-price bids in foreign currency is handled centrally within the framework of the Tender to Contract portfolio. This is a result of a growing trend toward fixed-price bids in foreign currency and has been in place since 2000. The purpose of the portfolio is to minimize the Group's foreign currency risk during the tender period. Operating units can sign tender insurance with Saab Treasury when submitting a fixed-price bid. Tender insurance can be obtained in USD, EUR and GBP if the equivalent value in SEK does not exceed SEK 500 m. Larger fixed-price tenders are managed on an ad-hoc basis.

Saab Treasury manages foreign currency risk by combining forward contracts and options based on the likelihood of the deal. The operation is controlled by a policy and risk measure based on probability-weighted Value at Risk (VaR), which is not allowed to exceed SEK 5 m. The average cost to manage fixed-price tenders has been 0.45 percent (0.42) of the hedged amount. During the year, new tender hedges were arranged for the equivalent of SEK 2,027 m. (1,639). Net option premiums during the year amounted to SEK 12.0 m. (8.7), or 0.60 percent (0.53) of the hedged amount.

The market value of outstanding forward exchange contracts and currency options was SEK 32 m. as of year-end, which positively affects the consolidated income statement. The portfolio's result from tenders that have either resulted in customer orders or have failed to materialize, amounted to SEK 1 m. (25.0).

Transaction exposure

Saab's financial policy prescribes that the flow in foreign currency – the transaction exposure – for firm orders must be hedged. The purpose of this hedge is to ensure estimated gross margins in orders received. The first hedge is always to utilize incoming currency to pay for purchases in the same currency, i.e., netting. Moreover, foreign currency risk neutrality is achieved through either contract formulations or forward contract and option transactions in the foreign exchange market. The predominant contract currencies in the order backlog are Swedish kronor, US dollar, euro and British pounds, as indicated in the figure below.

Order backlog by currency


Other 4%
GBP 7%
EUR 10%
SEK 62%
USD 17%

Of the total order backlog, 80 percent (69) is in fixed prices with or without indexing, while the remaining 20 percent (31) contains variable prices with index and/or currency clauses. In general, fixed prices are more common in foreign currencies. The reason why 53 percent of the order backlog in fixed prices is in SEK is that major orders were signed during the year with SEK as the contract currency. See the table below.


External order backlog, fixed vs. variable prices
%
Variable by currency & index
Variable by currency
Fixed
Fixed by index
100
80
60
40
20
0
SEK
USD
EUR
GBP
Other correncies
Total

As of December 31, 2006, the nominal amount of forward exchange contracts and options (including the tender portfolio) was SEK 15,354 m. (17,116) with an unrealized result of SEK 398 m. (127). Retained exchange rate gains on forward rollovers amounted to SEK 537 m. (288). The main reason for the improved result is changes in the currency and fixed income markets.

SEK m.	2006	2005	2004	2003	2002
Currency options	1,683	3,180	1,123	1,109	1,322
Forward exchange contracts	13,671	13,936	14,100	18,138	12,297
Total	15,354	17,116	15,223	19,247	13,619

Translation exposure

The translation exposure in the Group relates to the operations of foreign subsidiaries. The operations of Saab Aircraft Leasing also have their economic environment in U.S. dollars (functional currency) and are translated from the functional currency to SEK.

The value of shareholders' equity subject to translation exposure amounted to approximately SEK 1,750 m. (2,400) at year-end. The decrease is primarily due to lower exchange rates for the U.S. dollar and South African rand.

Net assets translated to SEK

Mkr	12-31-2006	12-31-2005
USD	778	1,341
EUR	75	101
AUD	288	230
Other currencies	607	736
Total net assets	1,748	2,408

The foreign currency risk to the Group's income and shareholders' equity from translation effects – the translation exposure – normally is not hedged.

Interest rate risks

Saab is exposed to interest rate risk when the market value of certain balance sheet items (particularly the pension liability and leasing portfolio) is affected by changes in underlying interest rates as well as through the effect of interest income and interest expenses. Depending on the liquidity situation, Saab's income is directly affected by changes in market interest rates through a change in net financial items and through the impact on gross income of the interest rate effects on advance financing.

Saab attempts to achieve risk neutrality with regard to interest rates by seeking similar interest terms on the asset and liability sides of the balance sheet. Management of the Group's interest rate exposure is centralized, so Saab Treasury is responsible for identifying and managing this exposure. The pension liability, the present value of future pension obligations, is the largest interest rate risk depending on the liability's long duration. Saab's total interest rate risk was substantially reduced in 2006 through matching of interest-bearing investments and interest derivatives in the Saab Pension Fund, which was established during the year and capitalized with SEK 2,536 m.

Other interest rate risks are managed in Saab Treasury's portfolio, Funding & Investment, which manages all intra-Group financing in various currencies and invests surplus liquidity in the fixed income market or finances the Group. Lending to subsidiaries in foreign currency is normally financed in SEK through foreign exchange swaps. Forwards and interest rate swaps and options in SEK are used for interest risk management and interest rate swaps in USD are used mainly for interest risk management in the aircraft leasing portfolio, whose interest rate risk is fully matched.

Liquidity management and financial credit risks

In 2006, average interest-bearing receivables, cash and marketable securities less liabilities to credit institutions and other interest-bearing liabilities amounted to SEK 2,087 m. (4,589).

SEK m.	12-31-2006	12-31-2005
Assets		
Short-term investments	-	4,624
Liquid assets	1,393	1,574
Total liquid assets	1,393	6,198
Liabilities		
Liabilities to credit institutions	595	634
Other borrowing and interest-bearing liabilities	1,059	420
Total interest-bearing liabilities	1,654	1,054
Net liquidity	**-261**	**5,144**
Plus: interest-bearing receivables	1,278	651
Less: provisions for pensions	412	2,939
Net liquidity including interest-bearing receivables after deducting pensions	**605**	**2,856**

Liquidity management is handled centrally within the framework of an investment policy laid down by Saab's Board of Directors. The policy is based on a benchmark, from which the following deviations are permitted in regard to duration and credit risk:

	Benchmark	Minrisk	Maxrisk	12-31-2006	12-31-2005
Government	80%	100%	40%	0%	56%
Mortgage (min A)	20%	0%	40%	0%	28%
Corporate (min A)	0%	0%	20%	0%	5%
Bank deposits				100%	
Duration	15 mos.	0 mos.	27 mos.	0 mos.	15 mos.

Lower liquidity has changed the focus of investments; the majority is placed in short-term deposits in the banking market. The interest rate risk in the investments given a 1 basis point parallel shift of the yield curve was SEK 0.002 m. (0.68) as of December 31, 2006.

Investments are made in securities with minimum short- and long-term credit ratings of A1/P1 and A-1/A or higher according to Moody's and Standard & Poor's. The credit risk calculation is based on actual and anticipated credit risk, according to the recommendations of the Bank of International Settlement. As of December 31, 2006, counterparty risks amounted to SEK 1,311 m. (6,188), of which mortgage institutions and lending to banks accounted for SEK 646 m. (3,277). In 2006, average invested capital was SEK 2,973 m. (4,433). The average return on external investments was 1.76 percent (2.37) including the change in market value.

Liquidity and refinancing risks

Refinancing risk refers to the risk that the company will not be able to meet its payment obligations due to insufficient liquidity or difficulty raising external loans. As of December 31, 2006, Saab had net liquidity of SEK -261 m. (5,144) after deducting liabilities to credit institutions and other interest-bearing liabilities of SEK 1,654 m. (1,054). Net liquidity including interest-bearing receivables and after provisions for pensions is SEK 605 m. (2,856). Of the liquid investments of SEK 1,393 m. (6,198), SEK 10 m. (550) was secured by advance payments. Pledges were substituted during the year with bank and/or insurance guarantees due to changes in the liquidity situation and less of a need for pledges after advance payments were utilized.

Interest-bearing liabilities of SEK 1,654 m. (1,054) mainly consist of liabilities to joint ventures and financing of the property Veddesta of SEK 536 m. (552) with a maturity structure as follows.

Due dates on outstanding liabilities to credit institutions and other interest-bearing liabilities


SEK m.
1 200
1 000
800
600
400
200
0
2007
2008
2009
2010
>2011

In 2005, Saab signed a credit facility of SEK 4,000 m. to serve as back-up and short-term financing for acquisitions or as working capital, for example. The so-called club loan from eight banks expires in 2011. In 2006, an option was exercised to extend the loan for another year until 2012. The facility margin is 0.25 percent over STIBOR or similar rate depending on the currency in which the facility is utilized. The commitment fee is 0.08 percent per year on the unutilized amount. No financial covenants are in place. At year-end, the credit facility had not been utilized. Saab currently does not have a public rating.

In the course of day-to-day operations, Saab faces a demand for guarantees primarily as security for advances from customers and for the fulfillment of contractual obligations. Some are on-demand guarantees, which can be a liquidity risk. Saab's policy is to insure on-demand guarantees for major projects against unauthorized use.

Credit and counterparty risks

In the course of day-to-day operations Saab faces credit risks related to customers and suppliers.

Customer credit risks

Outstanding accounts receivable constitute a credit risk, where the Group can lose money. As of December 31, 2006, accounts receivable amounted to SEK 3,324 m. (3,017). Defence-related sales accounted for 79 percent (82) of total sales, which means that the counterparties in most accounts receivable are nations with high creditworthiness. The Group's receivables are mainly in the EU, which accounts for 65 percent (65) of total receivables. Where counterparties' creditworthiness is deemed unsatisfactory, bank and/or insurance guarantees are secured.

Supplier credit risks

Advances paid to suppliers constitute a credit risk, where the Group can loose money. As of December 31, 2006, the Group had paid its suppliers advances of SEK 599 m. (634). The Group's policy is to maintain bank-guaranteed security for any advances it pays.

Customer finance

Customer finance provides an important tool to market the company's products. Export customers increasingly demand financing. Normally Saab works with banks and guarantee institutions to find various solutions to meet customers' needs. This often entails bank or supplier credits for the buyer. To limit risk exposure, the risks are sold on the market to banks and government guarantee institutions, such as the Export Credits Guarantee Board in Sweden.

Electricity price risks

The price of electricity directly affects the Group's income and operating margin. The Swedish units consume around 200 MWh per year with a spot price risk of SEK 2 m. every time the price of electricity per KWh changes by SEK 0.01. To minimize the risk for Saab's operating margins, future electricity consumption is hedged against increases in spot prices. This is done by hedging projected consumption according to a model where 100 percent of the next quarter's consumption is hedged. The hedging level then drops on a straight-line basis by quarter until quarter 13.

Electricity directives are managed through a discretionary management mandate, where the manager has the mandate to accept risks in relation to benchmarks (hedging strategy) with the equivalent of SEK 0.4 m. expressed in Value at Risk (VaR). The market value of electricity directives as of year-end was SEK -2 m. (22), which affects consolidated income.

Trading

The Board has issued a risk mandate for proprietary trading in foreign exchange and money market instruments of SEK 20 m., expressed according to Value at Risk (VaR). In 2006, trading income was SEK 22 m. (14), reported as other operating income. The average utilized risk mandate (VaR) during the year was SEK 2.5 m. (4.2).

Pension fund

In 2006, the Saab Pension Fund was established for the so-called PRI debt for the majority of the Group's companies. The fund was capitalized with SEK 2,536 m. and is not consolidated in Saab. During the year, seven companies that were previously part of Carnegie's General Pension Fund joined the Saab Pension Fund with SEK 551 m.

The fund's assets are managed with the aim of reducing interest rate risk by matching the duration of the liability against interest-bearing assets and optimizing the return on the capital within the limits of the investment policy. Investments are made in interest-bearing securities from issuers with credit ratings of no lower than AA (Aa) according to Standard and Poor and Moody's, equity and hedge funds, and structured products. The investment policy is dynamic and a function of the risk of falling below the absolute floor for consolidation of 70 percent, i.e., the market value of fund assets relative to the market value of the pension liability calculated according to IAS 19; see also note 37 for the assumptions used to calculate the liability. The Saab Pension Fund had matched the interest rate on 48 percent of the liability's future disbursements as of December 31, 2006. Of its total capital, the fund had invested 84 percent in interest-bearing assets and the remaining 16 percent in equity and hedge funds as well as structured products.

The market value of the fund's assets as of December 31, 2006 was SEK 3,234 m. and the annual return was 6.4 percent. The solvency margin as of December 31, 2006 was 89.4 percent, against 85.7 percent at the fund's inception.

Insurance and non-financial risk management

For non-financial risks, active risk management is done by the business units, though also by procuring insurance. The centralized risk management unit within the Corporate Treasury function is responsible for ensuring that the Group has an efficient process to identify, value and limit risks in order to prevent damage to operations. The unit is also responsible for the Group's insurance program. Insurance is procured on the market or through the Group's insurance company, Lansen Försäkrings AB.

All insurance obtained from the Group's insurance company, where the risk exceeds the self-retention established by the company for the insurance program in question, is reinsured on the market on an excess of loss basis in order to limit the insurance company's exposure per claim and in total.

In total, premiums paid for the Group's external insurance programs, mainly for liability and property insurance, amounted to SEK 67.3 m. (71.1).

Financial derivatives

To manage its financial risks, Saab regularly uses various types of derivatives such as futures, options and swaps. Interest rate futures, swaps and options in SEK are mainly used to manage interest rate risks in the Funding & Investment portfolio. Interest rate swaps in foreign currency are used to manage interest rate risks in the Saab Aircraft Leasing group. Foreign currency options and forward exchange contracts are mainly used to hedge fixed orders and outstanding fixed-price tenders. To reduce counterparty risks, Saab's policy is to maintain so-called ISDA agreements with all banks.

The table below shows the unrealized result for Saab's outstanding derivatives as of December 31, 2006. The result is distributed by type of derivative and accounting principle.

Receivables and liabilities attributable to unrealized financial derivatives

Group

SEK m.	12-31-2006	12-31-2005
Assets		
Forward exchange contracts	492	397
-of which cash flow hedges	72	30
-of which fair value hedges	420	367
Currency options	19	10
-of which cash flow hedges	-	3
-of which fair value hedges	9	7
Interest rate swaps	1	4
Interest rate futures	25	1
Interest rate options	1	-
Electricity derivatives	-	22
-of which cash flow hedges	-	22
Total assets	538	434
Liabilities		
Forward exchange contracts	112	253
-of which cash flow hedges	-	36
-of which fair value hedges	112	217
Currency options	2	27
-of which cash flow hedges	-	5
-of which fair value hedges	2	22
Interest rate swaps	33	85
-of which leasing portfolio	33	58
-of which cash flow hedges	-	8
Interest rate futures	23	-
Electricity derivatives	2	-
Total liabilities	172	365

Unrealized results on interest rate swaps are recognized exclusive of accrued interest, since it is included among accrued expenses.

Fair value

The following valuation principles have been applied in determining fair value:

Foreign exchange contracts: Future payment flows in each currency are discounted by current interest rates on the valuation day and valued in SEK at year-end rates.

Options: Accepted valuation models (Black and Scholes) are used to calculate market value.

Interest rate swaps: Future variable interest rates are calculated with the help of current forward rates. These implicit interest rate payments are discounted on the valuation day using current market rates. The market value of interest rate swaps is obtained by contrasting these discounted variable interest payments with the discounted present value of the fixed interest payments.

Other interest-rate derivatives: Other interest-rate derivatives are valued at market rates.

Bonds: Bonds are valued at current market rates on the closing day.

Electricity derivatives: Electricity derivatives are valued at current market rates on the closing day.

Fair values and recognized values

Group

SEK m.	Recognized value 2006	Fair value 2006	Recognized value 2005	Fair value 2005
Interest-bearing instruments, financial current assets	-	-	725	725
Interest-bearing instruments, short-term holdings	-	-	250	250
Interest rate options	1	1	-2	-1
Interest rate futures:				
Assets	25	25	1	1
Liabilities	-23	-23	-	-
Accounts receivable and other receivables	9,029	9,029	6,203	6,203
Liquid assets	1,393	1,393	1,574	1,574
Electricity derivatives	-2	-2	22	22
Interest rate swaps:				
Assets	-	-	3	3
Liabilities	33	33	116	116
Forward exchange contracts:				
Assets	492	492	397	397
Liabilities	112	112	253	253
Option contracts:				
Assets	19	19	10	10
Liabilities	2	2	27	27
Bonds	-	-	3,926	3,926
Lease obligations	457	457	1,523	1,523
Loans from associated companies and joint ventures	999	999	214	214
Accounts payable and other liabilities	11,908	11,908	8,242	8,242
Bank overdraft facilities	5	5	17	17

NOTE 42

ASSETS PLEDGED AND CONTINGENT LIABILITIES

	Group		Parent Company	
SEK m.	**12-31-2006**	**12-31-2005**	**12-31-2006**	**12-31-2005**
Assets pledged for own liabilities and provisions				
Chattel mortgages	1,751	2,147	1,751	2,101
Real estate mortgages	295	683	-	388
Other assets	355	472	-	-
Lease assets	85	932	-	-
Accrued income	7	41	-	-
Bonds and other securities	10	575	10	575
Total	2,503	4,850	1,761	3,064

	Group		Parent Company	
SEK m.	**12-31-2006**	**12-31-2005**	**12-31-2006**	**12-31-2005**
Contingent liabilities				
Guarantees to insurance company (FPG)	67	66	67	65
Guarantees for Group companies' commitments to customers	-	-	8,426	6,749
Sureties for joint ventures	487	-	-	-
Sureties for associated companies	20	20	55	392
Sureties, other	24	1	23	-
Total	598	87	8,571	7,206

With regard to the Group's so-called fulfillment guarantees regarding commitments to customers, the likelihood of an outflow of resources is extremely small and, as a result, no value is recognized. The previous year is adjusted accordingly.

NOTE 43

TRANSACTIONS WITH RELATED PARTIES

Related parties with which the Group has transactions mainly consist of BAE Systems, which holds 20 percent of the capital and votes in Saab, and the jointly owned company Gripen International. Sales to and purchases from BAE Systems amounted to SEK 230 m. and SEK 109 m., respectively. Interest-bearing liabilities also include a loan from BAE Systems of SEK 7 m.

Saab and SEB share one board member, and Saab also has financial agreements with SEB.

The Group's financial agreements conform to market principles. Saab does not have any transactions of importance with Investor. Neither does Saab have any significant transactions with Board members or members of Group Management.

Transactions with BAE Systems, Gripen International and other related parties are conducted in accordance with commercial principles.

Of the Parent Company's sales, 10 percent referred to sales to Group companies, while 16 percent of the Parent Company's purchases were from Group companies.

Sales to and purchases from the Group's associated companies amounted to approximately SEK 167 m. and SEK 180 m., respectively.

NOTE 44

GROUP COMPANIES

Significant Group company holdings

Group company	**Group company's registered office, country**	**Ownership share, % 2006**	**2005**
Austrian Aerospace GmbH	Austria	100	60
Combitech AB	Jönköping, Sweden	100	100
Saab Barracuda AB	Västervik, Sweden	100	100
Saab Barracuda LLC	USA	100	100
Saab Bofors Dynamics AB	Karlskoga, Sweden	100	100
Saab Grintek Defence (Pty) Ltd	South Africa	88	88
Saab Grintek Technologies (Pty) Ltd	South Africa	77	77
Saab Microwave Systems AB	Mölndal, Sweden	100	-
Saab Space AB	Göteborg, Sweden	100	60
Saab Systems Pty Ltd	Australia	100	100
Saab Training Systems AB	Jönköping, Sweden	100	100
Saab Underwater Systems AB	Motala, Sweden	100	100

Parent Company

SEK m.	**2006**	**2005**
Accumulated acquisition value		
Opening balance, January 1	15,851	14,832
New issues/shareholders' contributions	337	463
Aquisitions	5,052	475
Sales and liquidations	-23	-107
Reclassifications	-9	188
Closing balance, December 31	21,208	15,851
Accumulated impairments		
Opening balance, January 1	-8,061	-6,108
Impairments for the year	-1,109	-1,953
Closing balance, December 31	-9,170	-8,061
Reported value, December 31	**12,038**	**7,790**

Impairment reversals and impairments for the year are reported in the income statement on the line "Result from shares in Group companies."

Specification of Parent Company's holdings of shares in Group companies

Group company/Corp. ID no./Reg. office	No. of shares	Share, % 12-31-2006	Reported value 12-31-2006
AB Celsius Finance, 556284-6047, Stockholm	25,000	100.0%	3
AerotechTelub Holding AB, 556206-7131, Arboga	500,000	100.0%	934
Celsius AB, 556194-4652, Stockholm	28,066,038	100.0%	953
Celsius Invest AB, 556164-6588, Stockholm	1,720,000	100.0%	155
Celsius Materialteknik CMT AB, 556354-6349, Linköping	20,000	100.0%	9
Celsius Weapon Systems AB, 556258-2352, Stockholm	10,000	100.0%	1
Combitech AB, 556218-6790, Växjö	500,000	100.0%	934
Combitech Systems AB, 556258-8862, Jönköping	5,000	100.0%	2
Cromarty Ltd, Ireland	2	100.0%	16
Elesco Holding Oy, Finland	6,528	100.0%	90
EMC Service Elmiljöteknik AB, 556315-6636, Mölndal	400	100.0%	3
FFV Ordnance AB, 556414-8194, Eskilstuna	100,000	100.0%	10
Glasnamanagh Holdings Ltd, Ireland	10,000	100.0%	27
Gripen International AB, 556628-6380, Linköping	1,000	100.0%	4
Götaverken International N.V., Curacao	-	100.0%	5
HS Memory AB, 556165-9326, Linköping	1,000	100.0%	1
Kockums Holdings AB, 556036-4100, Malmö	48,000	100.0%	5
Lansen Försäkrings AB, 516401-8656, Linköping	100,000	100.0%	50
Linköping City Airport AB, 556366-8333, Linköping	5,000	100.0%	3
MX Composites AB, 556291-6857, Linköping	538	53.8%	13
Saab Aerospace Overseas AB, 556628-6448, Linköping	1,000	100.0%	3
Saab Aircraft AB, 556062-7647, Linköping	100,000	100.0%	10
Saab Aircraft Leasing Holding AB, 556124-3170, Stockholm	30,000	100.0%	1,500
Saab Aviocomp AB, 556347-9251, Linköping	163,000	100.0%	60
Saab Barracuda AB, 556045-7391, Västervik	200,000	100.0%	77
Saab Bofors Dynamics AB, 556264-6074, Karlskoga	500,000	100.0%	357
Saab Communication AB, 556181-4418, Stockholm	21,000	100.0%	3
Saab Contracting AB, 556246-0419, Arboga	5,000	100.2%	1
Saab Danmark A/S, Denmark	-	100.0%	58
Saab Dynamics AB, 556055-9691, Linköping	1,000,000	100.0%	120
Saab Facilities Stockholm AB, 556244-5683, Järfälla	170,000	100.0%	17
Saab Grintek (Pty) Ltd, South Africa (total ownership 77%, Saab South Africa owns 56%)	-	21.0%	111
Saab Grintek Defence (Pty) Ltd, South Africa (total ownership 88%, Grintek Group Ltd owns 51%)	-	49.0%	77
Saab Hangaren Förvaltning AB, 556047-0873, Linköping	20,000	100.0%	2
Saab Holding B.V., Netherlands	180	100.0%	340
Saab Holdings U.S. Inc., USA	10	100.0%	822
Saab International AB, 556267-8994, Stockholm	50,000	100.0%	6
Saab Microwave Systems AB, 556028-1627, Mölndal	300,000	100.0%	3,763
Saab Nyge Aero AB, 556043-5413, Nyköping	5,000	100.0%	1
Saab Security Systems AB, 556627-4998, Järfälla	200,000	100.0%	100
Saab South Africa (Pty) Ltd, South Africa	-	100.0%	406
Saab Space AB, 556134-2204, Göteborg	150,000	100.0%	109
Saab Supporter Ett AB, 556121-2597, Linköping	1,000	100.0%	95
Saab Technologies Inc., USA	-	100.0%	1
Saab Training Systems AB, 556030-2746, Jönköping	150,000	100.0%	42
Saab UK Holdings Ltd, England	100,000	100.0%	-
Saab Underwater Systems AB, 556439-6884, Motala	250,000	100.0%	69
SaabTech AB, 556460-1655, Järfälla	3,000,000	100.0%	363
SaabTech Electronics AB, 556017-4848, Linköping	150,600	100.0%	18
SaabTech Systems AB, 556363-6785, Linköping	2,051,230	100.0%	246
Sanguistech AB, 556090-7213, Eskilstuna	20,000	100.0%	2
Dormant companies, real estate companies, etc.	-	-	41
Reported value December 31			12,038

NOTE 45

UNTAXED RESERVES

Parent Company

SEK m.	2006	2005
Accumulated accelerated depreciation		
Buildings and land		
Opening balance, January 1	177	204
Accelerated depreciation for the year	-26	-27
Closing balance, December 31	151	177
Machinery and equipment		
Opening balance, January 1	186	198
Accelerated depreciation for the year	15	-12
Closing balance, December 31	201	186
Total untaxed reserves, December 31	**352**	**363**

NOTE 46.

STATEMENT OF CASH FLOWS, SUPPLEMENTAL INFORMATION

The Group's operating cash flow and a reconciliation between operating cash flow and cash flow for the year is shown below. Operating cash flow differs in the following respects from the statement of cash flows on page 47:

- The establishment of the pension fund is not included in cash flow from operating activities.
- Investments in or sales of short-term investments and other interest-bearing financial investments as well as receivables are not included in investing activities.

The previous year's statement of cash flows and operating cash flow are adjusted accordingly.

Operating cash flow

Group

SEK m.	2006	2005
Cash flow from operating activities		
Income after financial items	1,693	1,551
Adjustments for items not affecting cash flow	1,454	1,242
Tax paid	-115	-110
Cash flow from operating activities before changes in working capital	3,032	2,683
Working capital		
Inventories etc.	-767	356
Current receivables	-1,700	-43
Advance payments from customers	-853	481
Lease obligations	-832	-1,022
Other current liabilities	2,290	417
Provisions	-201	-331
Change in working capital	-2,063	-142
Cash flow from operating activities	**969**	**2,541**
Investing activities		
Investments in intangible fixed assets	-530	-293
Investments in tangible fixed assets	-433	-296
Sale of tangible fixed assets	31	37
Sale of lease assets	823	690
Acquisition of companies	-3,403	-293
Sale of subsidiaries	219	257
Acquisition/sale of shares etc.	424	2
Cash flow from investing activities	-2,869	104
Operating cash flow	**-1,900**	**2,645**

Operating cash flow vs. statement of cash flows

SEK m.	2006	2005
Operating cash flow	-1,900	2,645
Establishment of pension fund	-2,566	-200
Investing activities – interest-bearing:		
Short-term investments	4,868	-1,553
Financial investments and receivables	-686	-47
Financing activities:		
Loans raised	630	-
Amortization of loans	-	-36
Dividend paid to the Parent Company's shareholders	-437	-409
Dividend paid to minority interest	-4	-4
Cash flow for the year	-95	396

Supplemental information on statement of cash flows

Liquid assets

Group

SEK m.	12-31-2006	12-31-2005
The following components are included in liquid assets:		
Cash and bank balances (incl. available overdraft facilities)	1,290	1,243
Deposits	103	81
Short-term investments equated with liquid assets	-	250
Total according to balance sheet	1,393	1,574
Immediately cancelable overdraft facilities	-4	-17
Total according to statement of cash flows	**1,389**	**1,557**

Parent Company

SEK m.	12-31-2006	12-31-2005
The following components are included in liquid assets:		
Cash and bank balances (incl. available overdraft facilities)	701	645
Short-term investments equated with liquid assets	-	250
Total according to balance sheet	701	895
Total according to statement of cash flows	**701**	**895**

Short-term investments have been classified as liquid assets because they have an insignificant risk of fluctuating in value, are easily convertible to cash and have a maturity of not more than three months from acquisition date.

Interest paid and dividends received

	Group		Parent Company	
SEK m.	2006	2005	2006	2005
Dividends received	3	18	237	65
Interest received	194	249	247	302
Interest paid	-72	-144	-171	-212
Total	125	123	313	155

Adjustments for items not included in cash flow

SEK m.	Group 2006	Group 2005	Parent Company 2006	Parent Company 2005
Depreciation and amortization	955	939	220	182
Impairments	101	10	1,217	1,593
Changes in the value of biological assets	-13	-4	-	-
Changes in the value of investment properties	-	1	-	-
Profit shares in associated companies	6	-45	-124	-67
Dividends from associated companies	3	18	-	-
Dividends and Group contributions from Group companies	-	-	-1,095	-1,391
Capital gain on sale of tangible assets	-187	-248	-	-
Provisions	618	471	107	391
Provisions for pensions	39	105	-33	65
Other	-68	-5	-	-
Total	1,454	1,242	292	773

Acquisitions of Group companies and other business units

Group

SEK m.	2006	2005
Acquired assets and liabilities		
Intangible fixed assets	2,000	87
Tangible fixed assets	226	221
Financial fixed assets	83	20
Deferred tax assets	16	23
Inventories	204	333
Operating receivables	1,823	653
Liquid assets	613	232
Total assets	4,965	1,569
Long-term and short-term provisions	301	202
Long-term interest-bearing liabilities	-	88
Deferred tax liability	560	-
Current interest-bearing liabilities	21	16
Current operating liabilities	990	617
Total provisions and liabilities	1,872	923
Purchase price paid	-4,016	-421
Less: Liquid assets in acquired operations	613	232
Effect on liquid assets	-3,403	-189
Interest-bearing liabilities	-21	-104
Effect on net liquidity (liquid assets less interest-bearing liabilities)	-3,424	-293

Sale of Group companies and other business units

Group

SEK m.	2006	2005
Divested assets and liabilities		
Intangible fixed assets	-	8
Tangible fixed assets	-	6
Inventories	-	13
Operating receivables	-	8
Non-current assets held for sale	65	177
Liquid assets	24	3
Total assets	89	215
Long-term and short-term provisions	-	3
Current operating liabilities	-	21
Liabilities attributable to non-current assets held for sale	37	-
Total provisions and liabilities	37	24
Sales price	243	260
Purchase price received	243	260
Less: Liquid assets in divested operations	-24	-3
Effect on liquid assets	219	257
Effect on Group's net liquidity	219	257

Acquisitions of assets/liabilities and operations

Parent Company

SEK m.	2006	2005
Acquired assets and liabilities		
Intangible fixed assets	-	55
Tangible fixed assets	341	81
Financial fixed assets	5	11
Inventories	599	1,347
Operating receivables	1,108	1,364
Liquid assets	-	-
Total assets	2,053	2,858
Provisions	373	159
Loans	971	171
Operating liabilities	709	2,528
Total provisions and liabilities	2,053	2,858

NOTE 47

INFORMATION ON PARENT COMPANY

Saab AB (publ) is a limited company registered in Sweden, with its registered office in Linköping. The Parent Company's shares are registered on the OMX Stockholm Exchange. The address of the head office is Saab AB, Box 70363, SE-107 24 Stockholm, Sweden.

The consolidated accounts for 2006 comprise the Parent Company and its Group companies, together referred to as the Group. The Group also includes the holdings in associated companies and joint ventures.

NOTE 48

ENVIRONMENTAL REPORT

Production of aircraft and aircraft components by the Parent Company, Saab AB, in the Tannerfors industrial zone in Linköping is subject to licensing according to the Swedish Environment Code due to the surface treatment processes, manufacture of composite material, handling of chemical substances, airport operation and the size of the manufacturing facilities. The environmental impact of these operations primarily arises from emissions of organic solvents (VOC) into the atmosphere and of metals into waterways, the generation of industrial wastes and noise disturbing local surroundings. The operations subject to licensing predominantly entail manufacturing. The National Licensing Board for Environmental Protection granted the license for aircraft manufacture in 1990.

Saab AB has operations involving the manufacture of systems and aircraft equipment in Järfälla and Jönköping that are also subject to licensing according to the Environment Code. In Järfälla, the licensing requirement is due to surface treatment processes and the size of the manufacturing facilities. In Jönköping, the licensing requirement is due to oil consumption and the size of the manufacturing facilities. The environmental impact of these operations primarily arises from emissions of organic solvents (VOC) into the atmosphere and of metals into waterways. The operations in Jönköping subject to licensing predominantly entail manufacturing. The National Licensing Board for Environmental Protection granted the license for the Järfälla operations in 1990. The operations in Jönköping will be evaluated according to the Environment Code in 2007.

Saab also has operations subject to licensing according in Malmslätt, in the municipality of Linköping, as well as in Arboga due to surface treatment processes (Malmslätt) and to the size of the manufacturing facilities, firing range activities and the pretreatment of electronics (Arboga). The environmental impact of these operations primarily arises from emissions of organic solvents (VOC) into the atmosphere and of metals into waterways, as well as industrial wastes and noise. The operations subject to licensing in Malmslätt predominantly entail manufacturing. The license for the operations in Malmslätt was granted by the County Administrative Board in 1993, and the license for the operations in Arboga was granted by the County Administrative Board in 1994.

The operations carried on by Linköping City Airport are subject to licensing according to the Environment Code and are covered by the permit issued by the National Licensing Board for Environmental Protection in 1990 for Saab's collective operations in Tannefors industrial site in Linköping. This permit also covers the operations of Saab Bofors Dynamics and Saab Space in the same area, despite that they are not subject to licensing and notification requirements according to the Environment Code.

Saab Bofors Dynamics and Saab Bofors Testcenter carry on operations in Karlskoga that are subject to licensing according to the Environment Code. Saab Bofors Dynamics and Saab Underwater Systems carry on operations in Eskilstuna and Motala, respectively. In addition, Saab Barracuda AB carries on operations subject to licensing in Gamleby.

The environmental impact from subsidiaries subject to licensing primarily consists of emissions of VOCs and from aircraft into the atmosphere, emissions of metals and deicing solvents into waterways, generation of industrial wastes and noise disturbing local surroundings.

Operations subject to notification requirements

Saab AB has operations in Kista and Östersund that are subject to notification requirements in accordance with the Environment Code. The Group also has operations subject to notification requirements in three Swedish subsidiaries: Saab Microwave Systems and Saab Space in Göteborg and Saab Training Systems in Huskvarna. The environmental impact of these operations is very limited.

Permit applications and compliance

No permit applications were assessed in 2006. In 2005, Saab AB submitted so-called IPPC reports to the supervisory authorities for the operations conducted by Saab Aerotech and Saab Aerostructures in Malmslätt and Tannefors, respectively. This requirement applies to certain operations that received permits before the Environmental Code took effect. No decisions from the supervisory authority owing to those reports are currently on record.

With the exception of a few exceeded limits, Saab AB and its subsidiaries did not exceed any conditions of their permits during the year.

Soil contamination

Saab surveys its operations and properties, historical and current, to assess the risk that Saab or its subsidiaries are exposed due to soil contamination. When contamination is identified, liability is investigated and an overall environmental risk assessment is made. Information on contaminated areas is documented on an ongoing basis.

In fiscal year 2005, Saab allocated provisions of SEK 82 m. to treat contaminated areas over a period of ten years. Remediation measures were implemented in Karlskoga in 2006 for approximately SEK 5 m. In 2007, needed remediation is estimated at SEK 16 m. for areas in Linköping, Karlskoga and Lindesberg. The cost to identify, classify and investigate contaminated areas is estimated at SEK 0.5 m. per year.

Chemicals, producer responsibility and climate issues

Saab AB has received an exemption from the Swedish National Chemicals Inspectorate for use of trichloroethylene at the plants in Linköping, Järfälla and Malmslätt. In 2007, changes will be made in the way trichloroethylene is handled to meet the VOC directive.

During the year, the intranet-based chemical data system, SaabChem/SOC, was converted to a shared system for all units of Saab AB and a number of subsidiaries. The goal is that the system will serve the entire Saab Group.

Saab is carefully monitoring the EU's new chemicals law, REACH (Registration, Evaluation & Authorization of Chemicals), through participation in various groups within the Confederation of Swedish Enterprise and ASD (AeroSpace and Defence Industries in Europe). Moreover, the Saab Group has formed a special chemicals group that will support the business units as they adapt to REACH.

The type of products developed and marketed by Saab is not encompassed by the EU's WEEE or RoHS directives with a few exceptions. WEEE covers producer responsibility for certain types of electronic products, and RoHS contains restrictions on the use of hazardous substances in electronic products. Since RoHS creates market pressure to replace lead, cadmium, hexavalent chromium and bromated flame retardants in electronic products, Saab has formed a special Technical Transfer Group (TTG RoHS) to monitor developments in technology and methodologies to replace the substances in question.

Saab AB and its subsidiaries have joined the REPA register to meet producer responsibility requirements for packaging.

Saab works actively with climate issues in part by identifying its contribution to the greenhouse effect and in part by improving energy efficiency. A number of projects are conducted each year to improve efficiency in the use of electricity and heating energy.

Environmental management issues

ISO 14001 certified environmental management systems are used by Combitech, Saab Aerotech, Saab Barracuda, Saab Bofors Dynamics, Saab Bofors Test Center, Saab Communication, Saab Microwave Systems, Saab Space, Saab Training Systems, Saab Underwater Systems and Saab Support. The majority of other business units are well-adapted to ISO 14001.

The environmental management systems are integrated in the operations management systems of the various business units. Environmental improvements are made on an ongoingbasis through continuous improvements and management by objectives.

Environmental policy
Through well-structured environmental work and continuous improvements, the environmental impact from plants, products and services is reduced as far as technically possible and economically feasible.

This is achieved by:

- Introducing operating systems that meet the requirements of the ISO 14001:2004 environmental management system.
- Identifying and minimizing the risk for the environment of products and operations
- Reducing the use and emission of hazardous substances/materials as well as more efficiently consuming energy and natural resources
- Following applicable laws and other requirements in the environmental area
- Demonstrating openness and communicating our environmental work.

NOTE 49

EXCHANGE RATES FOR SEK USED IN FINANCIAL STATEMENTS

			Year-end rate		Average rate	
Country			**2006**	**2005**	**2006**	**2005**
Australia	AUD	1	5.44	5.83	5.55	5.70
Denmark	DKK	100	121.35	126.40	124.08	124.60
Euro	EUR	1	9.05	9.43	9.25	9.28
Japan	JPY	100	5.78	6.78	6.35	6.78
Canada	CAD	1	5.92	6.84	6.50	6.18
Norway	NOK	100	109.45	117.60	115.04	116.01
UK	GBP	1	13.49	13.73	13.58	13.58
South Africa	ZAR	100	99.00	126.00	109.81	117.42
USA	USD	1	6.87	7.95	7.38	7.48

NOTE 50

DEFINITIONS OF KEY RATIOS

Operating margin
Operating income as a percentage of sales.

Capital employed
Total capital less non-interest-bearing liabilities.

Pre-tax return on capital employed
Operating income plus financial income as a percentage of average capital employed.

After-tax return on equity
Net income for the year as a percentage of average shareholders' equity.

Profit margin
Operating income plus financial income as a percentage of sales.

Capital turnover
Sales divided by average capital employed.

Net liquidity
Short-term investments and liquid assets less interest-bearing liabilities.

Equity/assets ratio
Shareholders' equity in relation to total assets.

Interest coverage ratio
Operating income plus financial income divided by financial expenses.

Earnings per share
Net income for the year attributable to Parent Company shareholders' interest divided by the average number of shares.

Equity per share
Shareholders' equity divided by the number of shares at the end of the period.

Dividend motivation

The Board of Directors' statement according to chap. 18, § 4 of the Companies Act with regard to the proposed dividend – Saab AB

Saab is one of the world's leading high-technology companies, which means that its operations are distinguished by complex development assignments on the cutting edge of technology. During the year, the Group conducted significant development projects and managed the risks associated with them with great success. See also Note 2 Critical estimates and assumptions in the annual report.

The Board of Directors' proposed dividend amounts to SEK 4.25 per share, corresponding to a total dividend of SEK 464 m. Unrestricted equity amounts to SEK 3,548 m. in Saab AB and profit and loss carried forward in the Group before the paid dividend SEK 7,449 m.

Net income for the year attributable to Parent Company's shareholders amounted to SEK 1,300 m. for the Group and SEK 1,020 m. for the Parent Company. The proposed dividend represents 36 percent of the Group's income, which means that the proposal falls in the range of 20 – 40 percent over a business cycle, as stipulated in the dividend policy Saab laid down at the time of its initial public offering in 1998.

After paying the dividend, the Group's equity/assets ratio amounts to 30 percent, compared with the long-term objective of 30 percent. Since the IPO, the equity/assets ratio has risen from 22 percent to 31 percent in 2006. The average equity/assets ratio for Swedish engineering companies was 39 percent in 2005.

The Group's gross capital expenditures in 2006 amounted to SEK 433 m., which is considered a good approximation of annual future investments in tangible fixed assets. Investments are also made in research and development, which in 2006 amounted to SEK 981 m., of which SEK 463 m. was capitalized in the balance sheet.

Saab's financial position is strong. The Group has no net indebtedness. Its interest-bearing assets less interest-bearing liabilities including provisions for pension commitments amount to SEK 605 m. Considering Saab's financial strength, the proposed dividend is not expected to affect the ability to fulfill the Group's commitments in either the short or long term.

The proposed dividend is considered justifiable with regard to what is stated in chap. 17, § 3, paragraphs two and three of the Companies Act (2005:551):

1. the demands that the company's nature, scope and risks place on the size of its shareholders' equity, and
2. the company's consolidation needs, liquidity or financial position in other respects.

The Board of Directors of Saab AB

Proposed disposition of earnings

The Board of Directors and the President propose that the unappropriated earnings in the Parent Company at disposal of the Annual General Meeting, amounting to:

SEK	
Retained earnings	2,527,573,697
Net income for the year	1,020,485,647
Total	3,548,059,344
To be disposed as follows:	
To the shareholders, a dividend of SEK 4.25 per share	463,888,962
Funds to be carried forward	3,084,170,382
Total	3,548,059,344

After the proposed disposition, shareholders' equity in the Parent Company will be as follows:

SEK	
Capital stock	1,746,405,504
Statutory reserve	542,471,135
Revaluation reserve	739,997,000
Retained earnings	3,084,170,382
Total	6,113,044,021

The company's policy is to issue a dividend of 20–40 percent of net income over a business cycle. The Board of Directors and the President propose that SEK 464 m. (437), or SEK 4.25 per share (4.00), corresponding to 36 percent (37) of the Group's net income for the year, be issued as a dividend. Saab's equity/assets ratio is currently 30.6 percent (31.0) and after the proposed disposition of earnings will be 29.6 percent (30.0).

The Board of Directors and the President certify that, to the best of our knowledge, the annual accounts have been prepared in accordance with generally accepted accounting principles for a stock market company, that the information presented is consistent with the actual conditions and that nothing of material value has been omitted that would affect the picture of the company presented in the annual accounts.

Linköping, February 15, 2007

Marcus Wallenberg
Chairman

Lennart Johansson **Erik Belfrage** **Stephen Henwood** **Peter Nygårds**

George Rose **Lena Treschow Torell** **Per-Arne Sandström**

Lars Höök **Ragnar Ludvigsson** **Claes Trolle** **Åke Svensson**
President and CEO

Auditors' report

To the Annual General Meeting of the shareholders of Saab AB (publ), corporate identity number 556036-0793

We have audited the annual accounts (included in the printed version of this document on pages 26-107), the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Saab AB (publ) for the year 2006. The Board of Directors and the President are responsible for these accounts and the administration of the company as well as for the application of the Annual Accounts Act when preparing the annual accounts and the application of international financial reporting standards IFRSs as adopted by the EU and the Annual Accounts Act when preparing the consolidated accounts. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President and significant estimates made by the Board of Directors and the President when preparing the annual accounts and the consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The consolidated accounts have been prepared in accordance with international financial reporting standards IFRS as adopted by the EU and the Annual Accounts Act and give a true and fair view of the Group's financial position and results of operations. The statutory administration report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the Annual General Meeting that the income statements and the balance sheets of the Parent Company and the Group be adopted, that the profit of the Parent Company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Linköping, February 15, 2007

Ernst & Young AB

Björn Fernström
Authorized Public Accountant

Deloitte AB

Tommy Mårtensson
Authorized Public Accountant

Multi-year overview

SEK m., unless otherwise indicated[1]	2006	2005	2004[5]	2003	2002	2001	2000
Order bookings	27,575	17,512	16,444	19,606	19,521	15,274	28,141
Order backlog at year-end	51,099	42,198	43,162	45,636	43,082	40,034	41,091
Net sales	21,063	19,314	17,848	17,250	16,538	15,689	17,840
Foreign market sales, %	65	56	48	46	41	40	48
Defense sales, %	79	82	80	80	76	70	62
Operating income	1,745	1,652	1,853	1,293	1,220	1,594	1,533
Operating margin, %	8,3	8.6	10.4	7.5	7.4	10.2	8.6
Operating margin before depreciation excluding leasing, %	12.0	11.3	13.1	11.1	11.2	14.4	13.5
Income after financial items	1,693	1,551	1,712	1,073	993	1,554	1,448
Net income for the year	1,347	1,199	1,310	746	732	1,127	1,038
Total assets	32,771	30,594	27,509	28,704	28,109	29,901	31,119
of which Saab Aircraft Leasing	3,397	4,887	5,314	6,181	4,869	5,445	6,456
of which advance payments, net	3,642	3,528	2,860	3,990	3,775	4,194	3,619
of which shareholders' equity	10,025	9,493	8,221	7,003	6,833	6,679	5,670
equity per share, SEK[2]	89.80	84.10	74.89	65.75	64.17	62.74	53.26
Net debt/liquidity	-261	5,144	3,211	3,149	2,655	2,935	1,991
Net liquidity including interest-bearing receivables and after decuction of provisions for pensions	605	2,856	781	495	352	885	415
Cash flow from operating activities	969	2,541	865	1,348	1,060	1,973	-1,406
Operating cash flow	-1,900	2,645	325	545	-92	1,642	-1,908
Average capital employed	12,789	12,925	12,386	11,629	11,926	12,253	12,183
Return on capital employed, %	14.5	14.6	17.3	12.7	11.6	15.5	14.6
Return on equity, %	13.8	13.5	16.7	10.8	10.8	18.3	20.0
Profit margin, %	8.83	9.73	11.74	8.5	8.4	12.1	10.0
Capital turnover rate, multiple	1.65	1.49	1.47	1.48	1.39	1.28	1.46
Equity/assets ratio, %	30.6	31.0	29.9	24.4	24.3	22.3	18.2
Interest coverage ratio, %	13.47	6.08	6.08	3.70	3.55	5.50	5.32
Earnings per share, SEK[3]	11.91	10.89	11.78	7.00	6.87	10.59	9.75
Earnings per share after dilution, SEK[4]	11.91	10.89	11.78	6.91	6.78	10.40	9.58
Dividend, SEK[6]	4.25	4.00	3.75	3.50	3.50	3.25	3.00
Capital expenditures for plant and equipment, gross	433	296	348	472	623	532	1,077
Research and development costs	3,537	3,546	3,929	3,690	4,138	3,819	3,808
Number of employees at year-end	13,577	12,830	11,936	13,414	14,036	14,028	15,453

1) For definitions see Note 50.

2) Number of shares as of December 31, 2004–2006. 109.150.344, 2003: 106.517.563, 2002: 106.510.374 and 2000–2001: 106.459.675

3) Average number of shares 2005–2006: 109.150.344, 2004: 108 234.126, 2003: 106.513.969, 2002: 106.487.407 and 2000–2001: 106.459.675

4) Average number of shares 2005–2006: 109.150.344, 2004: 108.234.126, after dilution 2000–2003: 109.247.175. Conversion of debenture loan concluded July 15, 2004.

5) Restated according to IFRS, previously not restated.

6) 2006 proposed dividend

Corporate Governance Report

Introduction

Saab AB is a Swedish public limited liability company governed by Swedish law. Saab's corporate governance is based on Swedish legislation, primarily on the Swedish Companies Act, on the listing contract with the OMX Stockholm Stock Exchange – which also includes the Swedish Code of Corporate Governance – and other relevant laws and guidelines.

Saab strives to maintain the highest standards in its corporate governance. Effective corporate governance constitutes a way to further improve Saab's competitiveness and increase trust in the company in the capital markets. This means inter alia that the Group maintains effective governance procedures and routines.

Swedish Code of Corporate Governance

According to the listing requirements of the OMX Stockholm Stock Exchange, all Swedish companies that are registered on the OMX Stockholm Stock Exchange with a market capitalization exceeding SEK 3 billion shall apply the Swedish Code of Corporate Governance (the "Code") as of July 1, 2005.

Saab, whose shares are listed on the OMX Stockholm Stock Exchange, thus applies the Code. The Code requires the annual accounts to be supplemented by this corporate governance report, which describes how Saab has applied the Code during the financial year 2006. The Annual General Meeting will also be planned and carried out in accordance with the provisions of the Code. Saab's website has a special area for corporate governance issues, which is continuously updated in accordance with the Code.

The Board shall annually issue a report on how the internal controls concerning financial reporting are organized. The report forms a part of the Corporate Governance Report and can be found at the end of this report.

This corporate governance report has not been reviewed by the company's auditors.

Nomination Committee

At Saab's Annual General Meeting in April 2006, it was resolved that Saab shall have a Nomination Committee consisting of one representative of each of the four shareholders with the greatest number of votes, along with the Chairman of the Board. The names of the four owner representatives and the names of the shareholders they represent shall be announced at least six months before the annual shareholders meeting 2007 and shall be based on the known voting figures immediately before the announcement. The resolution includes procedures, if need be, for replacing a member that leaves the committee before the work has been completed.

The Nomination Committee shall make recommendations for the following issues, to be presented to the annual shareholders meeting 2007 for resolutions:

(a) a recommendation for Chairman of the shareholders meeting,

(b) recommendations for the Board of Directors,

(c) a recommendation for Chairman of the Board,

(d) recommendations for the remuneration to the members of the Board, allocated among the Chairman and the other members of the Board and remuneration for committee work,

(e) a recommendation for election of auditors,

(f) a recommendation for audit fees, and

(g) recommendations for appointment of a new nomination committee for the Annual General Meeting 2008.

Before the Annual General Meeting of Saab AB on April 12, 2007, it was announced in a press release on October

INVESTOR / SHAREHOL INFORMATI

9, 2006 that, in addition to the Chairman of the Board of Directors, Marcus Wallenberg, the following shareholder representatives were appointed members of Saab's Nomination Committee (the names of the shareholders are set forth in parentheses): Lars Wedenborn (Investor), Peter Wallenberg Jr (Knut and Alice Wallenberg Foundation), Mats Lagerqvist (Robur) and Christer Elmehagen (AMF Pension). Lars Wedenborn is the Chairman of the Nomination Committee.

These persons represent in the aggregate approximately 50 percent of the number of votes in Saab according to the VPC's share register as per September 29, 2006. BAE Systems has waived the right to representation on the Nomination Committee.

The recommendations of the Nomination Committee are to be presented in connection with the notice of the Annual General Meeting 2007.

Board of Directors

Composition of the Board of Directors

According to Saab's articles of association, the Board of Directors shall, in addition to the employee representatives, consist of at least six and not more than twelve members and no deputy members. Members of the Board shall be elected annually at the Annual General Meeting. Saab's Board of Directors consists of nine members elected by the shareholders meeting and three members, with an equal number of deputies, appointed by the employee organizations.

At the Annual General Meeting on April 5, 2006, Erik Belfrage, Stephen Henwood, Peter Nygårds, George Rose, Per-Arne Sandström, Lena Treschow Torell, Marcus Wallenberg and Åke Svensson were re-elected, while Lennart Johansson was elected as a new member. Marcus Wallenberg was elected Chairman of Saab. Only Åke Svensson, President of Saab, is employed by the company.

Information on the remuneration to the members of the Board resolved by the Annual General Meeting in 2006 is set forth in the annual accounts, Note 37.

Members of the Board elected by the Annual General Meeting

Marcus Wallenberg, Chairman of the Board
Åke Svensson
Erik Belfrage
Stephen Henwood
Lennart Johansson
Peter Nygårds
George Rose
Per-Arne Sandström
Lena Treschow Torell

Employee representatives and deputies

Members:	*Deputies:*
Lars Höök	Stefan Hansson
Ragnar Ludvigsson	Conny Holm
Claes Trolle	Johan Löfling

Independence requirement

The following table sets forth the members of the Board elected by the shareholders meeting who according to the definition of the Code are considered independent in relation to the company and the management, as well as in relation to the company's major shareholders.

	Independent of the company/management	Independent of larger shareholders
Marcus Wallenberg	No	No
Åke Svensson	No	Yes
Erik Belfrage	No	No
Stephen Henwood	Yes	No
Lennart Johansson	Yes	No
Peter Nygårds	Yes	Yes
George Rose	Yes	No
Per-Arne Sandström	Yes	Yes
Lena Treschow Torell	Yes	Yes

Accordingly, the company fulfils the requirements of the Code that a majority of the Board members appointed by the Annual General Meeting are independent of the company and the management, and that at least two of these are independent of the company's larger shareholders.

Work of the Board of Directors

According to the rules of procedure adopted by the Board, five ordinary meetings are normally held each year, in addition to the statutory meeting. The Board may also meet whenever circumstances demand. During 2006, the Board held one statutory meeting, five ordinary meetings and three extraordinary meetings.

The Board members were present at the Board meetings of 2006 according to the following.

Members' attendance at a total of nine meetings

Marcus Wallenberg*	7
Åke Svensson	9
Erik Belfrage	8

Stephen Henwood	8
Lennart Johansson**	5
Peter Nygårds	9
George Rose	2
Per-Arne Sandström	8
Lena Treschow Torell	7

* Conflict of interest at two meetings

** Elected in April 2006

Anders Scharp, who left the Board in April 2006, participated in two meetings.

The Board of Directors annually adopts rules of procedure and an instruction regarding the allocation of work between the Board of Directors and the President and CEO, as well as an instruction for financial reporting to the Board of Directors.

The rules of procedure contain, inter alia, provisions regarding the number of meetings to be held, a list of the matters to be considered at Board meetings, reporting from the auditors and the special decisions to be taken at the statutory meeting. The rules of procedure and the special instruction to the President set forth the allocation of responsibility among the Board of Directors and its two committees, the Remuneration Committee and the Audit Committee, as well as between the Board of Directors and the President. The instruction to the President sets out the President's duties and authority. The instruction also includes policies for investments, financing and reporting.

The Board of Directors has during the course of the year been assisted by the Board Secretary, General Counsel Anne Gynnerstedt, who is not a member of the Board.

In 2006, the Board of Directors considered the establishment of budget and business plan, Saab's strategic focus on increased internationalization and civilian security, structural and acquisition issues, improved efficiency and cost reduction, as well as the most important goals of the operations. One extraordinary Board meeting was devoted solely to the company's strategy. Two extraordinary meetings were devoted to company acquisitions. In order to increase the Board members' knowledge about the company, a Board meeting was held at one of Saab's subsidiaries, at which a tour of the facilities was arranged.

Board of Directors' committee work

The Audit Committee

The Board of Directors has appointed an Audit Committee consisting of four members. The work of the Audit Committee is mainly of a preparatory nature, i.e., it prepares matters for the ultimate resolution by the Board of Directors. However, the Audit Committee has the power to make decisions within some issues in limited areas.

The Audit Committee has since the Annual General Meeting in April 2006 consisted of the following members: Peter Nygårds (the Chairman of the Committee), Marcus Wallenberg, Per-Arne Sandström, and Lennart Johansson, of whom Peter Nygårds and Per-Arne Sandström are independent of the company and the management as well as of the larger shareholders of the company.

The Audit Committee's assignment is set forth in the Board's rules of procedure. The Audit Committee shall, inter alia, be responsible for preparing the work of the Board in ensuring the quality of the company's financial reporting, assist the Nomination Committee in making its recommendations for auditors and audit fees, monitor audit orientation and coordinate between the external and internal audits, evaluate the external audit and review the effectiveness of the internal systems of control of the financial reporting. Both the external and the internal auditors of the company are co-opted to the meetings of the Audit Committee.

The Audit Committee keeps minutes of its meetings, which are promptly communicated to the other members of the Board.

In 2006, the Committee held three regular meetings and one extra meeting.

Members' attendance at a total of four meetings	
Peter Nygårds	3
Marcus Wallenberg*	2
Per-Arne Sandström	4
Lennart Johansson*	2

* Elected in April 2006

Anders Scharp, who left the Audit Committee in April 2006, participated in one meeting.

Remuneration Committee

The Board of Directors has appointed a Remuneration Committee consisting of three members: Marcus Wallenberg, Chairman, George Rose and Lena Treschow Torell.

The Remuneration Committee is responsible for preparing matters concerning remuneration principles, including programs for variable salaries and pension terms to the group management. All decisions regarding such principles shall from 2006 be made by the Annual General Meeting in accordance with a recommendation by the Board. Matters concerning employment terms, compensation and other benefits of the President are prepared by the Remuneration Committee and adopted by the Board. The Remuneration Committee has no decision-making powers of its own.

The Remuneration Committee keeps minutes of its meetings, which are promptly communicated to the other members of the Board.

In 2006, the Committee held two meetings.

Members' attendance at a total of of two meetings

Marcus Wallenberg	1
George Rose	2
Lena Treschow Torell*	–

* Elected in April 2006

Anders Scharp, who left the Remuneration Committee in April 2006, participated in one meeting.

Evaluation

The Chairman of the Board annually performs an evaluation of the quality of the work of the Board and the Board meetings by having the members fill out a questionnaire, which is also compared with the previous years' results. The result of the evaluation is then discussed by the Board. The Nomination Committee is also informed of the results of the evaluation.

President and CEO

President Åke Svensson is also a member of the Board of Directors. His significant professional commitments outside the company, work experience, etc. are set forth in the presentation of the Board of Directors. Åke Svensson does not own shares in any enterprises with which Saab has material business ties.

Companies Auditors

On behalf of the shareholders and in accordance with current laws and regulations, the external auditors examine the accounts, closing of the books, the annual report and the administration and management of the company by the Board of Directors and the President. In addition, the semi-annual report has been briefly examined by the company's auditors.

The Annual General Meeting elects auditors for a term of four years. The auditors elected by the Annual General Meeting are the registered accounting firms Ernst & Young and Deloitte (formerly Deloitte & Touche).

Ernst & Young AB was elected in 2003 as main auditor of Saab AB for the term 2003-2006. The firm is a member of Ernst & Young's global organization with operations in approximately 140 countries. The auditor in charge, Björn Fernström, is auditor for, among other companies, AMF Pension, If Skadeförsäkring Holding, Munters, Nordnet and OMX. Björn Fernström was also elected deputy auditor for Saab between 1993-2002.

Deloitte AB was elected in 2005 as auditor for the term 2005-2008. The firm is a member of Deloitte's global organization with operations in approximately 140 countries and 135,000 employees. The auditor in charge, Tommy Mårtensson, is auditor for, among other companies, Fortum, Industrifonden and Max Matthiessen. He also has experience as an auditor for SAP, Telenor, SJ and Tele2.

Both Ernst & Young and Deloitte have competence and experience in areas important to Saab: auditing of large, listed companies, accounting issues, industry experience and international businesses.

The Audit Committee is responsible for ensuring that the independent position of the auditors is maintained, inter alia, by staying informed of ongoing consulting assignments. The Audit Committee has also established guidelines for the services other than auditing that the company may procure from its auditors.

Ernst & Young and Deloitte have in the past three years carried out services on behalf of the company in addition to their audit assignment concerning consultations closely associated with the audit, accounting and tax issues in connection with acquisitions and restructurings. The cost of these services in 2006 amounted to SEK 7 million and SEK 1 million.

Principles for remuneration and other benefits to members of the senior management

Senior management remuneration

Under Swedish law, the Board of Directors must draft principles prior to Annual General Meeting for determining the salaries and other remuneration to the President and CEO and other members of the senior management of the company. The Annual General Meeting in 2006 adopted the proposal presented by the Board concerning such principles for remuneration and other benefits to Group Management and other senior executives. This group comprises the President and CEO and other members of Group Management and is identified on Saab's website.

Saab shall offer market terms, enabling the company to recruit and retain senior executives. To the extent possible, remuneration structures shall be characterized by predictability with respect to both the cost for the company and the benefit for the employee and be based on factors such as position, competence, experience and performance. Benchmarking is used relative to comparable industries and markets.

The remuneration principles may vary depending on local conditions.

The Board's proposal is based mainly on agreements in effect between Saab AB and individual managers. No board fees are paid for the participation by members of Group Management on the boards of the business units.

The Remuneration Committee is responsible for development and review of remuneration and other employment terms for Group Management.

Remuneration

Cash remuneration consists of fixed and variable salary. The fixed salary is reviewed biannually as per January 1 for the entire Group Management, while the variable component is governed by an agreement made annually with each executive.

The variable salary for the President is based on the extent to which predetermined quantitative and qualitative goals are reached. Mainly quantitative goals apply to the rest of Group Management.

The variable component amounts to not more than 50 percent of the fixed salary of the President and between 25 percent and 35 percent of the fixed salary of the rest of Group Management.

All executives in Group Management have the right to a company car according to Saab regulations.

Pension

For pension agreements entered into after January 1, 2005, the pension age is 62. In addition to the ITP agreement, the pension is part of a defined contribution plan where provisions are made annually. For the President and CEO, the provision is equivalent to 35 percent of his fixed salary, and for other executives the percentage is based on a set of regulations in the so-called Saab plan. The percentage is dependent on the number of years remaining until the age of retirement upon joining the plan.

Miscellaneous terms

All executives in Group Management, including the President, may terminate their employment with six months' notice. If employment ends at Saab's initiative, the notice period is also six months, and in addition to salary during the notice period severance equal to one annual salary is paid. One additional annual salary may be payable if no new employment has been obtained in the first 18 months.

With respect to employment agreements made after January 1, 2005, if employment terminates at Saab's initiative a maximum severance pay of 18 months is applied in addition to the six-month notice period. Termination pay and severance will be deducted against income from other employment during the corresponding time.

Saab has no other incentive programs for the Board of Directors or the senior management than those described above.

Audit fees

Saab's auditors receive a fee according to approved invoices as resolved by the Annual General Meeting.

Financial reporting

The Board documents the manner in which it ensures the quality of the financial reports and how it communicates with the company's auditors.

The Board ensures the quality of financial reporting through its Audit Committee, according to the report submitted above. The Audit Committee considers not only critical accounting questions and the financial reports presented by the company, but also matters of internal control, regulatory compliance, potential material uncertainty in reported values, post-statement events, changes in assessments and evaluations and other circumstances that may affect the quality of the financial statements. The auditors participate in all meetings of the Audit Committee except when the election of external auditors is discussed.

The entire Board reviews the interim reports before they are presented.

As to communication with the auditors, the company's auditors attend the Board meeting at which the annual accounts are approved, according to the Board's rules of procedure.

The Board has met with the auditors to discuss their review of the company for the financial year 2006. The Board has also met on one occasion with the auditors without the presence of the President and CEO or other person from Group Management.

The Board's report on internal control of the financial reporting

According to the Swedish Companies Act and the Swedish Code for Corporate Governance, the Board is responsible for the internal control. This report on internal control of the financial reporting has been drafted on the basis of the Code.

Control environment and corporate governance

Saab's system for internal control is designed to achieve the targets of the operations and manage risks. The system allows for a reasonable but not absolute insurance against material errors in the financial reporting.

The allocation of responsibilities is based on the Board's rules of procedure, which set forth the definition of the roles, responsibilities and activities of the Board and the President.

The internal control is based on Saab's organization, where operational responsibilities and powers have been allocated to business units and support units, which are also supported and supervised by group corporate staffs with specific competences. These group corporate staffs issue group guidelines that clarify responsibilities and powers and also constitute part of the internal control in specific areas such as finance, accounting, investments, offers, etc.

The Internal Audit department is part of the internal control structure. This resource is dedicated to internal audit and serves as a complement to the locally applied internal control as well as the central controller staff. Together, they constitute a resource to monitor the routines for financial reporting. Internal Audit's assigment is initiated by the Audit Committee, Group Management and its members, and at its own initiative.

Risk assessment

Corporate Financial Control continously co-ordinates an overall risk assessment of the financial reporting. The current risk assessment is verified by Saab's Internal Audit, which adjusts its annual audit plan accordingly. Information on essential risk areas and a report on executed and planned activities in these areas are communicated regularly to Saab's Audit Committee. Saab's risk assessment is also communicated regularly to Saab's external auditors.

Saab's operations are dominated by the development, production and supply of technologically advanced hardware and software for customers around the world. The international part of the business is growing. As a rule, projects entail considerable sums of money, stretch over long periods of time and involve technological development or refinement of the product.

Based on Saab's operations, the material risk areas in financial reporting are project accounting, acquisitions and goodwill, development costs, hedging and other financial transactions, leasingoperations, taxes and pensions.

Communication and control activities

The Board's oversight of internal control is based on the rules of the Swedish Companies Act, the listing agreement with the OMX Stockholm Stock Exchange, including the Swedish Code for Corporate Governance, the ethical guidelines adopted by the Board and the Board's rules of procedure.

The internal control within Saab is based on clearly defined areas of responsibility and authority, issued Group guidelines, processes and controls.

Uniform handling of financial reporting is assured by adopting and issuing Group guidelines approved by the President or by function managers appointed by the President. All Group directives are updated on an ongoing basis, clearly communicated and are available on the internal website.

Control and monitoring of the operations are exercised by steering groups in the business and support units. They are responsible for the implementation and compliance of Group guidelines in the routines of each business or support unit.

Each business unit will design its own risk management routines and a structure for internal control through its own board's or steering committee's control documents based on overall control routines and Group guidelines.

Within Saab a chain of controllers from the Group level through the business units to revenue centers and projects. They are responsible for ensuring that there are appropriate internal control routines, that the Group's control processes have been implemented and that any risk exposure is reported. The controller is also responsible for the financial reports being correct, complete and delivered on time.

All operating units report quarterly in accordance with a standardized reporting routine. Quarterly reporting forms the basis of Saab's external financial reporting. Operational reporting is based on measurements of each business and support unit with respect to profitability and financial position, which is then consolidated in order to measure the aggregate profitability and financial position of the business segment and the Group.

Those responsible for finance and the controllers are in constant contact with Corporate Financial Control regarding issues related to finance and accounting. Once annually, Corporate Financial Control calls a conference, where news and changes to the rules and guidelines within the financial area and the planning of information flows are discussed.

Monitoring and evaluation

The Board of Directors of Saab AB is ultimately responsible for the internal control. The assignment of the Audit Committee, appointed by the Board, includes quality control of the company's financial reporting, to inform itself about the direction of the audit and the coordination between the external and the internal audit as well as to review the efficiency of the internal control systems for the financial reporting. The Audit Committee has a standing agenda item for the internal control at its meetings.

In 2006, the evaluation of Saab's processes for risk management around the financial reporting continued. Targets and methods for reviewing the internal control of the financial reporting have been made more tangible and will be further developed during the course of 2007.


Åke Svensson
Erik Belfrage
Stephen Henwood

Members of the Board

Marcus Wallenberg

Chairman of the Board since 2006. Deputy Chairman of the Board 1993-2006 and Member of the Board since 1992. Member of Saab's Remuneration Committee and Saab's Audit Committee
Born 1956
Bachelor of Science of Foreign Service
Lieutenant in Royal Swedish Naval Academy
Shares in Saab: 70,327

Other board commitments:
Chairman of SEB, Deputy Chairman of Telefonaktiebolaget L M Ericsson, Chairman of ICC (International Chamber of Commerce). Board member of AstraZeneca PLC, Electrolux AB, Stora Enso Oyj, Thisbe AB and the Knut and Alice Wallenberg Foundation

Former positions:
President and CEO, Investor AB; Director, Stora Feldmühle AG, Düsseldorf; Skandinaviska Enskilda Banken, Stockholm, London; Citicorp (Hong Kong); Citibank N.A. (New York)

Åke Svensson

Member of the Board since 2003
President and CEO of Saab
Born 1952
M.Sc.
Shares in Saab: 2,145

Other board commitments:
Board member of the Association of Swedish Engineering Industries, Member of the Royal Swedish Academy of War Sciences

Former positions:
General Manager, business unit Saab Aerospace, Saab AB; General Manager, business unit Future Products and Technology, Saab AB; Project Manager for RBS15, Saab Dynamics AB, Other position within the Saab Group

Erik Belfrage

Member of the Board since 1991
Director of SEB
Born 1946
MBA
Shares in Saab: 1,400

Other board commitments:
Chairman of Sigtuna Skolstiftelse and The International Council of Swedish Industry (NIR), Board member of Eramet Steel, BIAC (OECD) and the Centre for European Policy Studies(CEPS), Member of the Trilateral Commission

Former positions:
Director, Investor AB; the Swedish Embassies in Paris, Bucharest and Washington; Foreign Ministry, Stockholm

The number of shares held by Board members includes any holdings by closely affiliated persons.

Per-Arne Sandström
Member of the Board since 2005, Member of Saab's Audit Committee
Born 1947
Upper secondary engineering school
Shares in Saab: 1,000

Other board commitments:
Chairman of Coor AB and Powermill Service Group AB, Board Member of Human Care, KTH Executive School, Applied Invest Sweden AB and One Phone Holding AB

Former positions:
Deputy CEO and COO of Telefonaktiebolaget L M Ericsson, President and CEO, Ericsson Inc., USA Vice President and General Manager, Business Unit GSM, Ericsson Radio Systems AB; Executive Vice President and Managing Director, Cellular Systems, Ericsson Ltd, UK; Vice President and General Manager, GSM Western Europe, Ericsson Radio Systems AB; Vice President and General Manager, Airborne Radar Division, Ericsson Microwave Systems AB; Department Manager, Naval Command and Control Systems, Ericsson Microwave Systems AB

Stephen Henwood
Member of the Board since 2002
Non-Executive Chairman of NP Aerospace Ltd
Group Managing Director, Integrated Systems and Partnerships of BAE Systems (until year-end 2006)
Born 1953
B.A.
Shares in Saab: –

Other board commitments:
Member of Gripen International Partnership Committee (until December 2006), Chairman, MBDA BV (until December 2006)

Former positions:
Tate + Lyle plc, British Leyland Truck and Bus division

Peter Nygårds
Member of the Board since 2000
Chairman of Saab's Audit Committee
Director of Swedbank
Born 1950
B.A.
Shares in Saab: 1,500

Other board commitments:
Board member of the Swedish Environmental Research Institute (IVL) and the Swedish Touring Club (STF)

Former positions:
President, Swedish Nuclear Fuel and Waste Management Company (SKB), State Secretary, Ministry of Trade and Industry

George Rose
Member of the Board since 1998, Member of Saab's Remuneration Committee, Finance Director of BAE Systems PLC, Non Executive Director of National Grid Transco plc
Born 1952
B.A.
Shares in Saab: -

Other board commitments:
Chairman of National Grid plc Audit Committee, Member of National Grid plc Remuneration, Committee and National Grid plc Nomination Committee, Member of UK's Financial Reporting Review Panel

Former positions:
Finance Director of Leyland DAF UK; Director Group Control of DAF NV, Netherlands; Company Controller, Rover Group; Non Executive Director, Orange PLC

Lena Treschow Torell
Member of the Board since 2005, Member of Saab's Remuneration Committee, President of the Royal Swedish Academy of Engineering Sciences (IVA), Professor in Physics
Born 1946
B.Sc. and Ph.D. in Physics
Shares in Saab: 1,200

Other board commitments:
Member of the Board of ÅF AB and of Micronic Laser Systems AB

Former positions:
Member of the Board of Telefonaktiebolaget L M Ericsson; Member of the Board of Gambro AB; Director, Joint Research Centre, European Commission (Brussels); Vice President, Chalmers; Professor in Material Physics, Chalmers; Professor in Solid State Physics, University of Uppsala

Lennart Johansson
Member of the Board since 2006, Member of Saab's Audit Committee, Managing Director Investor AB, Business Development
Born 1955
MBA
Shares in Saab: 2,000

Other board commitments:
Board Member of b-business partners BV, AEP Networks Ltd, IBX Group and Gambro AB and related businesses

Former positions:
CEO, b-business partners BV; CEO, Emerging Technologies ET AB; Atlas Copco AB, Group Management; various positions in control, accounting and auditing, Nordic Management AB

Lars Höök
Member of the Board since 2001 and Deputy Board member since 2000, Representative of the Industrial Salaried Employees' Association, Saab Communication, Arboga
Born 1944
Upper secondary engineering school
Shares in Saab: 400

Ragnar Ludvigsson
Member of the Board since 1995, Chairman of the Engineering Workers' Union local at Saab AB, Linköping
Born 1946
Technical vocational school
Shares in Saab: 100

Claes Trolle
Member of the Board since 2001, Deputy Board member of the Swedish Association of Graduate Engineers' local, Saab in Järfälla
Born 1940
Royal Institute of Technology and Swedish National Defence College
Shares in Saab: 120

DEPUTIES

Stefan Hansson
Deputy board member since 2005, Board member of the Union for Service and Communication Employees at Saab Aerotech, Linköping
Born 1963
Technical vocational school
Shares in Saab: –

Conny Holm
Deputy Board member since 1995, Chairman of the Swedish Metal Workers' Union local at Saab Avitronics, Jönköping
Born 1947
Upper secondary engineering education
Shares in Saab: 125

Johan Löfling
Deputy Board member since 2001, Chairman of the Industrial Salaried Employees' Association local at Saab AB, Linköping
Born 1962
Technical upper secondary school
Shares in Saab: –

AUDITORS

ERNST & YOUNG AB
Björn Fernström

DELOITTE AB
Tommy Mårtensson

INVESTOR A
SHAREHOLD
INFORMATI


Dan Jangblad
Mikael Grodzinsky

Group Management

Åke Svensson
President and CEO.
Born 1952, M.Sc.
Employed 1976. Shares in Saab: 2,145

Ingemar Andersson
Executive Vice President and Deputy CEO.
Business Group Chairman.
Born 1951, Military Academy.
Employed 1982. Shares in Saab: 3,700

Kenth-Åke Jönsson
Executive Vice President.
Business Group Chairman.
Born 1951, M.Sc.
Employed 2002. Shares in Saab: 400

Ian McNamee
Group Senior Vice President, International Business Relations and Processes.
Born 1948, upper secondary school graduate.
Employed 2001. Shares in Saab: -

Jan Nygren
Executive Vice President.
Business Group Chairman.
Born 1950, upper secondary school graduate.
Employed 2000. Shares in Saab: 450

Lars Wahlund
Group Senior Vice President, Financial Control.
Born 1953, MBA.
Employed 1983. Shares in Saab: 2,100

Dan Jangblad
Group Senior Vice President, Strategy and Business Development.
Born 1958, M.Sc.
Employed 2000. Shares in Saab: 320

Erik Löwenadler
Group Senior Vice President (as of January 1, 2007).
Business Group Chairman.
Born 1945, M.Sc.
Employed 2006. Shares in Saab: 500

Peter Sandehed
Group Senior Vice President, Treasury.
Born 1952, MBA.
Employed 1981. Shares in Saab: 4,365

Helena Stålnert
Group Senior Vice President, Communication.
Born 1951, journalist.
Employed 2005. Shares in Saab: -

Anne Gynnerstedt
Group Senior Vice President, Legal Affairs and Secretary of the Board.
Born 1957, LLB.
Employed 2004. Shares in Saab: 62

Mikael Grodzinsky
Group Senior Vice President, Human Resources (as of November 1, 2006).
Born 1958, M.Sc.
Employed 1985. Shares in Saab: -

Mats Lindman (not pictured)
Group Senior Vice President, Human Resources (retired October 31, 2006).

The Saab share

Saab's market capitalization was SEK 22.9 billion at year-end 2006, corresponding to 0.5 percent of the total capitalization of the companies listed on the OMX Large Cap. The price of the Series B share rose during the year by 23.5 percent, compared with an increase of 23.6 percent for the OMX Large Cap general index. The total return on Saab's Series B share – i.e., the dividend plus appreciation in the share price – has been 129 percent over the last five years.

Dividend and dividend policy

Saab's long-term dividend policy is to distribute 20–40 percent of income after tax over a business cycle.

For 2006, the Board of Directors is recommending that the Annual General Meeting approve a dividend of SEK 4.25 (4.00) per share, corresponding to 36 percent of net income.

Capital stock and number of shares

On December 31, 2006, Saab's capital stock amounted to SEK 1,746,405,504 and consisted of 103,896,041 listed Series B shares and 5,254,303 unlisted Series A shares. Series A shares have ten votes each, while Series B shares have one vote each. The par value per share is SEK 16. The Series B share has been listed on the OMX Stockholm Stock Exchange since 1998 and on the list for Large Cap since October 2006. Of the total number of shares, 55,363,371 are Series B shares available via the stock market, representing 50.7 percent of the capital and 35.3 percent of the votes. A round lot consists of 100 shares. Of the company's Series A shares, 4,207,123 are owned by Investor and 1,047,180 by BAE Systems.

Saab B, January 1, 2002–December 31, 2006


B-Share
OMX Stockholm
Thousands of share traded (incl. off-floor trading)
25 000
20 000
15 000
10 000
5 000
02
03
04
05
06

Trading volume and statistics

In 2006, a total of 36,358,490 Series B shares were traded, corresponding to 55 percent of the shares available. The share price reached a high of SEK 218 on December 29 and a low of SEK 154.50 on May 31 and June 8. Beta shows how much a share fluctuates in relation to the market as a whole. A low beta (<1) indicates a low risk in relation to other stocks in the market. A high beta (>1) means a higher risk. According to the Ecovision's calculations, the beta for Saab's Series B share was 0.36, indicating that it fluctuated by an average of 64 percent less than the market average measured according to the Affärsvärlden General Index over a 48-month period. Saab's stock covariance was 0.08, which means that 8 percent of the share's price performance is due to the market's development as a whol


% of capital
Swedish owners
Foreign owners
Investor 19.8%
Wallenberg foundations 8.7%
AMF Pension funds 8.7%
Swedbank Robur funds 4.7%
SEB funds 2.2%
Nordea funds 1.8%
SHB/SSP funds 1.1%
Skandia Liv 1.0%
Other Swedish 14.5%
BAE Systems 20.5%
J P Morgan Chase Bank 2.9%
Odin funds 2.8%
Ssb Cl Omnibus Ac. 1.4%
Other foreign 9.9%

Ownership structure

As of year-end, Saab had around 29,400 shareholders. Swedish investors accounted for 62 percent of the capital stock and 68 percent of the votes. Swedish institutional investors owned approximately 38 percent of the capital stock and 50 percent of the votes. Swedish mutual funds owned approximately 18 percent of the capital stock and 13 percent of the votes. Individual Swedish investors held approximately 7 percent of the capital stock and 5 percent of the votes.

Convertible debenture and option program

In 1998, the Parent Company issued a convertible debenture loan of SEK 254 m. to the Group's employees. The last day for conversions was July 15, 2004, and a total of SEK 254 m. was converted to shares, corresponding to 2,690,671 Series B shares, or a dilution of 2.53 percent of the capital stock and 1.67 percent of the votes.
Saab currently has no option programs.


Earnings and dividend per share
Profit
Dividend
SEK
10
8
6
4
2
0
2002
2003
2004
2005
2006


Equity per share
SEK
100
75
50
25
0
2002
2003
2004
2005
2006

Data per B share 2001–2006

	2006	2005	2004[2]	2003	2002	2001
Closing prices [1]						
at year-end, SEK	210,00	170.00	115.5	109.00	96.00	99.50
high for the year, SEK	218,00	170.00	118.5	117.00	130.50	112.00
low for the year, SEK	154,50	113.00	97.75	82.00	81.00	71.00
Market capitalization, SEK	22 921	18,556	12,607	11,610	10,225	10,593
Average daily turnover, no. of shares [1]	148 965	229,007	112,279	121,787	113,068	133,705
Yield, %	2.0	2.4	3.2	3.2	3.6	3.3
Price/equity, %	234	202	155	166	150	159
P/E ratio	17.6	15.6	9.8	15.6	14.0	9.4
P/EBIT, multiple	13.1	11.2	6.8	9.0	8.4	6.6
Sales						
before conversion, SEK	192.97	176.95	164.90	161.95	155.30	147.37
after full conversion, SEK	192.97	176.95	163.52	157.90	151.38	143.61
Net income of the year (Attributable to the Parent Company's shareholders)						
before conversion, SEK	11,91	10.89	11.78	7.00	6.87	10.59
after full conversion, SEK	11,91	10.89	11.78	6.91	6.78	10.40
Equity						
before conversion, SEK	89.80	84.10	74.37	65.77	64.17	62.74
after full conversion, SEK	89.80	84.10	74.37	66.37	64.83	63.46
Cash flow from operating activities						
before conversion, SEK	8.88	22.32	7.99	12.66	10.27	18.53
after full conversion, SEK	8.88	22.32	7.92	12.34	10.01	18.06
Dividend (2006 proposal), SEK	4.25	4.00	3.75	3.50	3.50	3.25
Dividend /net income, %	36	37	32	50	51	31
Total dividend, SEK m.	464	437	409	373	373	346
Dividend growth, %	6	7	7	0	8	8
No. of shareholders	29 413	33,809	36,069	37,688	38,062	38,932
Share of foreign ownership, capital, %	38	36	45	39	43	51
Share of foreign ownership, votes, %	32	31	41	37	40	45
Average number of shares	109 150 344	109,150,344	108,102,533	106,513,969	106,487,407	106,459,675
Number of shares at year-end	109 150 344	109,150,344	109,150,344	106,517,563	106,510,374	106,459,675
Number of shares after full conversion	109 150 344	109,150,344	109,150,344	109,247,175	109,247,175	109,247,175

[1] Saab B on Stockholm Exchange
[2] Restated according to IFRS, previously not restated

Shareholders

As of December 31, 2006 according to Swedish Central Securities Depository	No. of shares thousands	% of share capital	% of votes
BAE Systems, UK	22,332	20.5%	20.3%
Investor	21,612	19.8%	38.0%
Wallenberg foundations	9,469	8.7%	6.1%
AMF Pension funds	9,452	8.7%	6.1%
Swedbank Robur funds	5,118	4.7%	3.3%
JP Morgan Chase Bank, USA	3,202	2.9%	2.0%
Odin funds (Norway)	3,050	2.8%	1.9%
SEB funds	2,386	2.2%	1.5%
Nordea funds	2,009	1.8%	1.3%
Ssb Cl Omnibus Ac, USA	1,556	1.4%	1.0%
SHB/SPP funds	1,208	1.1%	0.8%
Skandia Liv	1,089	1.0%	0.7%
Nordea Bank, Finland	921	0.8%	0.6%
Öresund	914	0.8%	0.6%
HQ funds	763	0.7%	0.5%
SEB-Trygg Försäkring	678	0.6%	0.4%
US Residents Omnibus Lending, UK	675	0.6%	0.4%
Mellon Aam Omnibus, USA	630	0.6%	0.4%
Eikos fund	601	0.6%	0.4%
Carnegie funds	500	0.5%	0.3%
Subtotal, 20 shareholders	88,165	80.8%	86.6%
Other Swedish shareholders	12,396	11.3%	7.9%
Other international shareholders	8,589	7.9%	5.5%
Total	109,150	100.0%	100.0%

Distribution of shareholders

Number of shares	Number of shareholders	% of shareholders	Number of shares	% of share capital
1–500	26,241	89.2%	2,600,112	1.7%
501–1,000	1,630	5.5%	1,345,839	0.9%
1,001–5,000	1,129	3.9%	2,499,257	1.6%
5,001–10,000	142	0.5%	1,075,190	0.7%
10,001–50,000	137	0.5%	3,054,603	2.0%
50,001–100,000	39	0.1%	2,853,998	1.8%
100,001–10,000,000	93	0.3%	51,777,074	33.0%
10,000,001–	2	0.0%	43,944,271	58.3%
Total	29,413	100.0%	109,150,344	100.0%

Shares and votes, December 31, 2006

Share class	Number of shares	% of total shares	Number of votes	% of total votes
Series A	5,254,303	4.8	52,543,030	33.6
Series B	103,896,041	95.2	103,896,041	66.4
Total	109,150,344	100.0	156,439,071	100.0

Share issues, etc.

	Increase in share capital, SEK m.	Paid-in amount SEK m.
2002, Conversion 1) 50,699 shares	0.8	4.6
2003, Conversion 1) 7,189 shares	0.1	0.7
2004, Conversion 1) 2,632,781 shares	42.1	239.6

1) 1998 convertible debenture loan

Analysts who cover Saab

ABN Amro, London
Sandy Morris
sandy.morris@uk.abnamro.com

Carnegie, Stockholm
Björn Enarson
bjoena@carnegie.se

CDC Ixis Securities, Paris
Pierre-Antony Vastra
pavastra@cdcixis-sec.com

Crédit Agricole Indosuez Cheuvreux, Paris
Antoine Boivin-Champeaux
aboivin-champeaux@cheuvreux.com

Credit Suisse First Boston, London
Steve East
steve.east@csfb.com

Andre Kukhnin
andre.kukhnin@csfb.com

Danske Equities
Morten R. Eismark
morten.eismark@danskebank.com

Deutsche Bank, London
Georges Memmi
georges.memmi@db.com

Enskilda Securities, Stockholm
Stefan Cederberg
stefan.cederberg@enskilda.se

Goldman Sachs International, London
Sash Tusa
sash.tusa@gs.com

Kaupthing Research
Mikael Laséen
mikael.laseen@kaupthing.se

Merrill Lynch, London
Charles Armitage
charles_armitage@ml.com

Swedbank, Stockholm
Mats Liss
mats.liss@swedbank.com

UBS Warburg, London
Colin Crook
colin.crook@ubsw.com

Shareholder information

Annual General Meeting
The Annual General Meeting will be held at 6:00 p.m. (CET) on Thursday, April 12, 2007 at Gamla Tryckeriet, Gustavslundsvägen 149b, Alvik Centrum, Stockholm, Sweden.

Notification
Shareholders must notify the company of their intention to participate in the meeting not later than 12:00 noon on Wednesday, April 4, 2007:

- by telephone: +46-13-18 20 55
- by fax: +46-13-18 33 50
- by mail with separate invitation
- by mail: Saab AB, Avd CJ-MG, SE-581 88 Linköping, Sweden
- online: www.saabgroup.com/arsstamma

Please indicate your name, personal or corporate registration number (Swedish citizens or companies), address and telephone number. If you are attending by power of proxy, registration certificate or other authorization, please submit your documentation wel in advance of the meeting. The information you provide will be used only for the Annual General Meeting.

Shareholders or their proxies may be accompanied at the Annual General Meeting by a maximum of two people. They may only attend, however, if the shareholder has notified Saab AB as indicated above.

Right to participate
Only shareholders recorded in the share register maintained by VPC AB (the Swedish Securities Register Center) on Wednesday, April 4, 2007 are entitled to participate in the meeting.

Shareholders registered in the names of nominees through the trust department of a bank or a brokerage firm must temporarily re-register their shares in their own names to participate in the meeting. To ensure that this re-registration is recorded in the share register by Wednesday, April 4, 2007, they must request re-registration with their nominees several business days in advance.

Dividend
The Board of Directors is recommending a dividend of SEK 4.25 per share and Tuesday, April 17, 2007 as the record day for the dividend. With this record day, VPC is expected to distribute the dividend on Friday, April 20, 2007.

Financial information
The following financial information will be released in 2007:

April 24	Interim report	January–March
July 13	Interim report	January–June
October 19	Interim report	January–September

Financial information can be ordered by telephone +46-13-16 92 08 or accessed online at www.saabgroup.com

Contact
Göran Wedholm, Manager of Investor Relations, Telephone +46-13-18 17 21, goran.wedholm@saab.se



A more general description of Saab and the company's development: Annual Review 2006 can be ordered at www.saabgroup.com or by telephone +46-13-18 92 08

Head office
Saab AB
Box 70 363
SE-107 24 Stockholm, Sweden
Tel +46-8-463 00 00

Saab AB (publ)
SE-581 88 Linköping, Sweden
Tel +46-13-18 00 00
www.saabgroup.com

END